2001
ANNUAL REPORT

infoUSA®

NASDAQ Symbol: IUSA

Company Profile

*info*USA® is the leading provider of sales and marketing support products and services for businesses, from small Mom & Pop shops to large corporations. The company compiles the world's finest databases of 14 million businesses and 250 million consumers under one roof in Omaha, Nebraska. The products derived from these databases include **sales leads**, **mailing lists**, **diskettes**, **3x5 sales lead cards**, **business directories**, **DVD products**, **mapping products**, and also **delivery of data on the Internet**.

Customer Analyzer and Prospect Builder™

This is a revolutionary approach for small business owners or sales people to find prospects on the Internet without all of the headaches. Customer Analyzer and Prospect Builder™ analyzes the customer base and delivers prospects that have similar characteristics. Due to the fact that *info*USA® is the only company with a combined database of 250 million consumers and 14 million businesses, we are the only company who can offer this type of application to our customers.

infoConnect™

This hygiene and data enhancement service not only integrates information about customers or prospects - it can deliver timely and accurate data and data processing services 24/7 with one pass. We also added a new privacy feature which will remove opt-out names.

Over four million customers, which include small businesses, small-office/home-office operators, and salespeople, use our products and services to **find new customers, increase revenue, cut selling costs,** and **increase their profits**. The large corporations use our database for direct marketing, database marketing, analyzing their customers and making their sales and marketing department more productive and efficient.

*info*USA® was founded in 1972 by its current CEO. Today the company has nearly 1,900 employees and 37 offices across the U.S., Canada and London. Headquarters are located in Omaha, Nebraska. The company also operates under various trade names such as Donnelley Marketing®, American Business Information®, Walter Karl®, idEXEC®, Polk Directories®, ListBazaar.com®, and infoCanada®. *info*USA® purchased Polk City Directories® from Equifax® in September 2001. Polk, established in 1870, publishes over 900 city directories in the U.S. every year.

"Safe Harbor" Statement

The information in this Annual Report contains forward-looking statements within the meaning of Section 21E of the Securities and Exchange Act of 1934 and Section 27A of the Securities Act of 1933, which are subject to the "safe harbor" created by those sections. Investors are cautioned that such statements are only predictions and speak only as of the date of this Annual Report. Actual results may differ materially due to risks and uncertainties including, but not limited to, the successful integration of recent and future acquisitions, fluctuation of operating results, failure to achieve anticipated growth in the Internet and other businesses of the company, ability to finance the growth of the Internet division, risk of product returns, changes in technology, continued acceptance of the company's products and services in the marketplace, acceptance of products and successful launch of this new business, and competitive factors.

*info*USA®

Nasdaq Symbol: IUSA

5711 South 86th Circle, P.O. Box 27347
Omaha, Nebraska 68127
Phone: (402) 593-4500 • Fax: (402) 331-1505
E-Mail Address: corp@infoUSA.com
Internet: www.infoUSA.com

Financial Highlights

Fiscal Year Ended December 31,
(in thousands, except per share amounts)

	2001	2000	1999	1998
Net sales	$ 288,738	$ 305,668	$ 265,853	$228,678
EBITDA, as adjusted (1)	$ 95,456	$ 54,116	$ 78,774	$ 44,635
EBITDA margin, as adjusted	33%	18%	30%	20%
Earnings (loss) per share:				
Basic earnings	$ .10	$ (0.63)	$ 0.48	$ 0.04
Fully diluted earnings	.10	(0.63)	0.48	0.04
Cash Basis, fully diluted earnings (2)	.70	0.01	0.94	0.40
Non-recurring charges (3)	$ 6,944	$ 13,335	$ 9,765	$ 14,593
Gain on sale of subsidiary common stock	-	14,634	8,886	-
Depreciation and amortization of operating assets	17,873	20,005	12,872	9,325
Goodwill amortization	30,254	32,190	22,061	18,147
Investment income	953	1,250	14,196	16,628
Interest expense	25,285	26,651	18,579	9,160
Long term debt	225,670	258,652	277,522	128,259
Capital expenditures	8,980	21,134	20,025	26,306
Number of basic shares outstanding	50,651	50,304	48,470	49,314
Number of diluted shares outstanding	50,651	50,304	48,613	50,215

(1) EBITDA excluding non-recurring charges (see (3))

(2) Net income (loss) plus goodwill amortization (per share)

Fully diluted earnings	0.10	(0.63)	0.48	0.04
Depreciation and amortization of operating assets per share	0.60	0.64	0.46	0.36
Cash Basis, fully diluted earnings (2)	0.70	0.01	0.94	0.40

(3) Excluding provision for litigation settlement, impairment of assets, acquisition costs, non-cash stock compensation, in-process research and development and restructuring charges



Net Sales
(in thousands)
$300,000
250,000
200,000
150,000
100,000
50,000
0
1998
1999
2000
2001



EBITDA, as adjusted
(in thousands)
$95,000
$75,000
$65,000
$55,000
$45,000
$35,000
$25,000
0
1998
1999
2000
2001

Some of My Favorite Quotes

"A customer is the most important visitor on our premises.
He is not dependent on us. We are dependent on him.
He is not an interruption in our work. He is the purpose of it.
He is not an outsider in our business. He is a part of it.
We are not doing him a favor by serving him.
He is doing us a favor by giving us an opportunity to do so."

–Mohandas Karamchand Gandhi
(a.k.a. Mahatma Gandhi)

"I've never seen a business ruined because it reduced its costs too much, too fast."

–Jack Welch
Former CEO, General Electric

"You should invest in a business that even a fool could run, because someday a fool will."

–Warren Buffett
CEO, Berkshire Hathaway

Letter to Our Shareholders & Employees


infoUSA

Vinod Gupta
Chairman & Chief Executive Officer

Accomplishments During 2001

The year 2001 was a much better year for *info*USA than 2000. As I stated in my last shareholder letter, we made several mistakes in the year 2000, and we did pay the price. During 2001, we performed surgery by eliminating costs and we brought your Company to good health by stabilizing our revenue and by improving our profitability.

The results for 2001 are published in this annual report, so there is no need to repeat them. Our revenue declined slightly from 2000 to 2001 due to a slow economy, many dot com customers going bust, and our own tight credit policies. Our cash flow improved tremendously. EBITDA(1) for 2001 was a record $95.5 million compared to $54.1 in 2000. We paid down $34.7 million of our senior debt. We reduced our capital spending to a realistic level. Our accounts receivable dropped significantly. Our stock price literally doubled during the year 2001.

We purchased Polk City Directories® in 2001. Polk has been publishing city directories for more than 1,000 cities since 1870 and has over 100,000 active customers. We plan to improve the quality of their data, offer their city directory information on CD/DVD and the internet. We believe this will be a great acquisition for us.

Our profitability improved in all of our divisions, which is evident from our 33% EBITDA margin for 2001. Every one of our division managers is focused on clean revenue, expense control and high profit margins. We believe that it should continue for 2002.

On the technology front, we introduced two technologies:

infoConnect™

Over 30% of direct mail does not reach its desired audience because the address is wrong or the business has moved. We created *info*Connect™ ONE PASS to help direct marketers get to the right person at the right address. A customer simply goes to our web site and uploads their database. *Info*Connect™ ONE PASS automatically matches their database against the most up-to-date Donnelley database of 250 million consumers and the *info*USA database of 14 million businesses. We are then able to clean their database and enhance it with demographic consumer and business information and other valuable information. The cleaned, enhanced file of their customers is then returned to the customer automatically for immediate usage. Customers save a lot of money with less waste. Also, this file with our information, becomes the foundation for Customer Relationship Management (CRM).

Customer Analyzer and Prospect Builder™

Many small businesses have less than 1,000 customers and they struggle to find new customers. Their marketing efforts often fail because they are not able to identify the best prospects for their product or service. If they knew more about the characteristics of their current customers, it could help them identify better prospect groups. But, this type of marketing analytics has been very expensive and only used by very large companies. That is, until NOW! Our new "Customer Analyzer and Prospect Builder"™ makes those analytical services available to small businesses and sales people.

This software allows any small business or a salesperson to provide the telephone number of their customers on internet based software "Customer Analyzer and Prospect Builder"™ which is completely secure. This proprietary software analyzes their customer base... **consumer and business both**. Based on the analysis, the software provides them with their best prospects. This software is so efficient and simple to use that within a few minutes they can find new prospects anywhere in the country. They can preview their prospects and cherry pick them. The analysis is free. They only pay for the prospects they choose... only a few pennies per prospect. The next step will be to give customers the ability to send personalized letters and create brochures right on the internet in a seamless way.

We invested millions of dollars on this sophisticated software over the last three years. My special thanks go to Monica, Rakesh, Amit, Simon and Glenn for making this possible.

Future Plans

Having achieved stability, it is our plan to achieve internal revenue growth, continue to control expenses, maintain our high profitability and pay down additional debt. Without the bank debt, we would not have grown. Having reached a strong and predictable cash flow level, it is time to de-leverage the company and truly control our own destiny.

I estimate that the total market potential for our products and services is approximately $10 billion plus. With our $290 million in revenue, we have only penetrated 3% of our potential market. We believe that we can maintain modest revenue growth even in the slow economy. In order to achieve this, it is imperative that we expand our distribution channels by increasing our sales force. We plan to hire more sales personnel during the next year.

We plan to be more active in the acquisition front going forward. A slow economy has given us an opportunity to consolidate. Smaller and less efficient operators will be forced to sell their businesses. We are looking for complementary businesses who will be strategic partners and accelerate our growth. We believe that we can make quite a few small acquisitions at attractive prices.

Now I will talk about each one of our major business units and their performance in 2001 and the future plan.

The Finest Database of 14 million Businesses and 250 million Consumers.

Our database is still the finest and most accurate database in the industry, headed by Monica Messer and her capable management team. This team has been with the company for over 16 years. Our entire database compilation team is based in our state of the art, 150,000 sq. ft. new building in a suburb of Omaha. Their attention to detail and accuracy, along with the utmost care for customer needs, has made this database the finest in the industry.

We are the only company to have a proprietary database of consumers and businesses compiled under one roof. Every piece of information we collect is public information or it has been voluntarily provided by the consumers themselves, knowing full well that the information will be incorporated in the database. I personally believe that consumer privacy is of utmost importance to all of us. I would not want to sell information on anyone if I did not want the same information about me disclosed to someone else without my permission. We are extremely sensitive about this issue.

I wish some of you would come to Omaha to see our world-class database compilation and updating facility, which is absolutely amazing. Our database changes by approximately 60% per year, which includes changes in address, phone number and other changes within the record as well. The dedication of our 500 full time employees, and the attention and care they devote to making the accuracy of the database their highest objective is unparalleled. They know that an entrepreneur will be using this information with high expectations. The worst thing that can happen is that the information is obsolete. This can result in their direct mail campaign or telemarketing campaign being less profitable then they had expected. Monica Messer and her team deserve my utmost admiration for creating the best database in our industry. Going forward, we have plans to add more valuable information such as obtaining e-mail addresses, domain names, pictures of businesses and other valuable data elements.

Due to the increasing use of cellular phones, less and less Americans have a land phone line. That means telephone directories will lose their value as a data source. We plan to use other alternative sources to keep our consumer database comprehensive and accurate. I believe that in the future, many of our competitors will go out of database compilation due to the complexity and high costs. However, we plan to be the best in the business because it is the proprietary database that drives our value in the market place.

Large Customer Group a/k/a Donnelley Marketing and Walter Karl.

This group has been consolidated into three major groups...

Donnelley Marketing

This is by far the largest group. They offer our database along with cutting edge database and direct marketing solutions to large clients. This group consists of the customers we inherited from Database America and Donnelley Marketing. We have just launched a new software called *info*Connect™ which is an interactive web based process of matching our clients' customer records with our database and cleaning their file and appending their database with our information in real time. Al Ambrosino and his group, who are experts in this industry, have been responsible for this world-class software. 2001 was a very successful year for this software. We believe that going forward, this will be the basis of our growth.

Walter Karl

Walter Karl is the leading list brokerage and management company in the industry. Ed Mallin, who has been with us for over 11 years, heads this company. Last year Walter Karl increased their revenue by 10% with virtually no increase in expenses. What a success. We just acquired the e-mail business of DoubleClick, which will also be run by Ed Mallin at Walter Karl.

Catalog Vision

This is a database marketing company specializing in the catalog industry. It is headquartered in Marshfield, Wisconsin and is run by Dan Gust. He knows his business inside and out and has developed a great management team in Marshfield. Dan increased his operating income margin from 22% in the 4th quarter of 2000 to 31% in 2001.

Small Business Group

As I have said in my previous letters, the Small Business Group is the foundation of *info*USA. Over the past 31 years, we are still the leader in this market place. By having accurate data and creating extraordinary products and services to meet the needs of these small businesses and entrepreneurs, we have acquired a customer base, which is the envy of our industry.

This division is headed by D.J. Thayer and his loyal team who specialize in selling our sales lead products, directories, DVD's, prospect lists and online access to our database to small business owners and entrepreneurs. We also realize that there are a lot of small businesses that do not respond to catalogs and require personalized service. In order to meet their need, we have 13 sales offices and approximately 70 sales people nationwide. Jim Gallagher and Jack Landry head this sales force. During 2001 we also introduced our most important software called "Customer Analyzer and Prospect Builder"™ to help these small businesses find new prospects at a reasonable cost. This software, which has been introduced for the first time in this country, allows small businesses to analyze their customers. These customers could be businesses or consumers, and based on the analysis, they can find like prospects and cherry pick them and put them to use for a few pennies per prospect.

Database Licensing

Bill Kerrey has been the head of licensing for the last 16 years. He had a few challenges in 2001 when some of his dot com licensees went bust. But, we plan to grow this business in many other technology sectors such as Customer Relationship Management (CRM), Caller ID products and Mapping products.

Consumer Products

Our consumer products are sold through retail stores such as Staples®, Office Depot®, Comp USA®, Fry's Electronics®, Amazon® and many other stores. Our popular products such as Select Phone® Pro, PowerFinder®, Business & Consumer Mailing Lists™, Business Credit Ratings USA™, Directory Assistant™, Streets USA™ etc. are marketed to consumers and the Small Office Home Office (SOHO) entrepreneurs. These products range from $29 to $100. Many of these customers, once they purchase the product, eventually subscribe to our update service which becomes a recurring revenue stream and results in high profit margins. Bob Cortale took over this division in 2000. Since then, Bob has cleaned up the operation and we are projecting steady growth going forward. He also plans to test the multi-level marketing approach and direct response TV to get these products into the hands of consumers and entrepreneurs.

Internet and E-Commerce

We have many web sites selling our products and services on the internet. The most popular web site is *info*USA.com. *info*USA.com is used by small businesses and entrepreneurs to buy sales leads and mailing lists on the internet. This site is very easy to use. Anyone can come in and make their list selection, download the list or print their labels. Now we are seeing customers from all over the world using this site. Our new software "Customer Analyzer and Prospect Builder"™ will make this web site even more useful.

Many of our web sites such as BusinessCreditUSA.com are selling full credit reports on the web for $5 per report. Most small businesses need information on other businesses. They find this service very attractive at $5 each. 2001 was a very successful year for Business Credit. We believe that in 2002 we can grow our Business Credit unit even further.

Other web sites such as DBLink.com, MrPolk.com and DrLists.com are also selling our databases online.

Reflections on 2001 and My Plans

Despite the slow economy, despite the meltdown of the NASDAQ 100, despite the bankruptcies of many large blue chip companies, we had a great year. Our stock literally doubled without any analyst coverage.

As far as my future plans, let me tell you about my Dad. He is 83 years old and he is still working six days a week. He is a Doctor and runs a free charitable clinic for poor people. Last year he came to Aspen and introduced our former President of the United States, Bill Clinton at our annual seminar. He was so good on the stage, that I had tears in my eyes. Just like my Dad, I plan to work at *info*USA for a long time. Last year I had talked about going private. This year our management team is so excited, that the thought of going private has not even occurred in our minds. We made record levels of profits in 2001 and had a lot of fun. Going forward, we plan to have more fun, grow *info*USA and make even more money for our shareholders.

*info*USA will be run by professional managers like Al Ambrosino, Stormy Dean, Bill Kerrey, Ed Mallin, Monica Messer, Michael Morreale, D.J. Thayer and Fred Vakili. They are absolutely the best. We have a new breed of managers who are coming up the ranks such as Bob Cortale, Dan Gust, Drew Lundgren, Peter Malamas, Dave Owens, Scott Roberts, Doug Roesemann and many others, who will give us the bench strength for our future growth.

2001 was a great year. We plan to duplicate that in 2002.

Sincerely,

Vinod Gupta
Founder and Chief Executive Officer

P.S. Our Annual Shareholder Meeting will be held on Friday, May 3, 2002, one day before the Berkshire Hathaway® meeting in Omaha. If some of you are coming in for that meeting, we would love to have you join us at Jaipur Restaurant at 6:30 p.m. for cocktails following our annual shareholder meeting and good Indian food. If you would like to attend, please call Fred Vakili, *info*USA Chief Operating Officer at 402/593-4628 to reserve your spot.

---

(1) EBITDA was calculated as operating income excluding depreciation and amortization of operating assets, intangible asset amortization, non-cash stock compensation expense, asset impairments, restructuring costs, litigation settlement charges and acquisition costs. The measure of EBITDA may not be comparable to similar measures reported by other companies.

We are the recession doctor to

4 Million Customers

When people get sick, they see their doctor. When the economy slows, businesses and sales people look to us to find new customers and increase their sales.



Monica Messer
President
Database & Technology Group

You can't find new prospects unless you have accurate data. Accurate information is the essential ingredient in every selling process, and *info*USA® has the most comprehensive and accurate data of 14 million businesses and 115 million households. We are the only company to own a proprietary database of businesses and consumers compiled and updated under one roof.



Our 132,000 square-foot facility where the data is compiled and updated.

What Do We Offer?

- **Proprietary Database of 14 Million Businesses & 250 Million Consumers**
- **Data Processing & Database Marketing Services**

Who Are Our Customers?

- **Large Business Customers**
- **Medium Size Business Small Businesses & Entrepreneurs**
- **Small Customers**
- **Internet Users**
- **Consumers (SOHO)**

American Business Information

The Finest Database of 14 Million Businesses


Business Credit Report For: Redfield & Co.

We have been compiling this remarkable database for the past 30 years, making it the finest database in the marketplace today. We use thousands of public sources to gather business data, and have the highest accuracy in the industry.

Business Database Contains:

- Company Name & Addresses
- Phone & Fax Numbers
- E-mail Addresses
- Contact Names & Titles
- Credit Rating Score
- Sales Volume
- Number of Employees
- High-Tech Business
- Headlines
- Corporate Linkage (Headquarter, Branch, Subsidiary Information)
- Public Trading Symbol & Stock Exchange
- Year Established
- Square Footage
- Lines of Business (SIC & NAIC Codes)
- Franchise, Brand & Specialty Codes
- Geo Codes - Latitude & Longitude
- Web Site Address
- Public Filings
- Size of Yellow Page Ad
- And More

17 Million Phone Calls Every Year

There's simply no substitute for telephone-verification in providing top-quality business information. *info*USA® is the only company to make this effort, a continual process involving more than 17 million long-distance calls per year. We verify the accuracy of our information and capture additional information such as Key Contact, Number of Employees, and Address. All of which is vital to your marketing efforts.





250 Million Consumers

The strength of our consumer database comes from more than 85 years of Donnelley Marketing's® experience in building consumer databases. Over 300 data specialists including data compilers, data analysts, modelers, and database engineers work together to bring meaning to over 1.8 billion input records from thousands of sources! Getting the right demographic, psychographic, and buyer behavior information on 250 million people in 115 million households and keeping it up to date is our expertise.

Consumer Database Contains:

- Name & Address
- Phone Number
- E-mail Address
- Income
- Age
- Occupation
- Marital Status
- Presence of Children
- Type of Residence
- Length of Residence
- Home Ownership
- Home Value
- Credit Card Types
- Ethnicity
- Contributor
- Hobbies & Interests

The Best Sources of Information

- Approximately 5,000 telephone directories from coast-to-coast
- Public record and real estate information
- Multi-verified proprietary sources
- Census data
- Self reported leisure time/lifestyle surveys
- Self reported buyer behavior/purchase intention surveys

Select Your Prospects According to Lifestyle

- Investment Behavior
- Charitable and Political Contributors
- Charge Card Users
- Mail Order Buyers
- High-Tech Households
- Leisure Activities
- Special Interests and More





Attention to Detail

*info*USA® has always been recognized as the leader in data accuracy. With over 20 million households moving each year, and constant changes in ZIP codes and area codes, *info*USA® is dedicated to maintaining the highest level of accuracy and deliverability available. In addition to running all US Postal Service products, *info*USA® dedicates considerable human resources to assure the quality of our information.

High quality data turns the ordinary into something extraordinary and gives *info*USA® distribution into the products and services of leading companies in a variety of industries. *info*USA® data is behind the scenes for numerous products and services that millions of people use everyday.



Bill Kerrey
President
Database License Group

High quality data turns the ordinary into something extraordinary and gives *info*USA® distribution into the products and services of leading companies in a variety of industries. *info*USA® data is behind the scenes for numerous products and services that millions of people use everyday.

If you have ever visited a website or used a wireless phone that allows you to search for a person or business by name, geography, industry or even a reverse phone number search, in over 90% of the cases, you were accessing *info*USA® databases. *info*USA® databases power the directory services of the top traffic-generating Internet sites including Yahoo!, AOL, and Switchboard.

The *info*USA® database is also used by millions of Americans in their in-car navigation systems. *info*USA® data guides the drivers to restaurants, hotels and other points of interest. Our information can be found in select Acura, Lexus, Mercedes and GM vehicles.

Leading GIS (geographic information system) and mapping companies, like ESRI, ETAK and Rand McNally, incorporate *info*USA® data into their products because the quality and timeliness of the data enables their customers to make better business decisions.

First Data, the country's leading third-party transaction processor, and ChoicePoint, the most respected provider of intelligence for businesses and government, ensure their clients receive the highest quality solution by using *info*USA® data in their financial and skip tracing applications.

Marketing and analytical companies understand the importance of using quality data, which is why companies like VNU, Accudata, Knowledgebase, Claritas and Arbitron continue to provide their customers products that include *info*USA® data.

Combines Data, Technology, and Applications to Solve The Customer's Needs.



Al Ambrosino
President
Donnelley Marketing, Inc.

Donnelley Marketing® is one of the nation's leading boutique direct marketing and database marketing solution providers, targeting medium and large size firms where quality data, applications and customer service count. Our mission is to help businesses find new customers, grow their sales, reduce selling costs and to become more profitable. Donnelley's® reputation has been built by delivering consistent results to our clients for 85 years.

Donnelley Marketing® serves a variety of industries including traditional direct marketers, packaged goods, retailers, financial institutions, telecommunications, utilities, technology, fund raising, automotive and catalog companies. Donnelley Marketing® maintains over 300 marketing databases, processes over 50 billion records annually, creates 300 custom models each year and delivers personalized customer care to more than 2,000 customers.



Michael Morreale
Executive Vice President, Chief Operating Officer

Our goal in 2001 was to increase client access to our databases and data processing services while reducing turnaround time and lowering costs. We were pleased to announce the introduction of *info*Connect™ ONE PASS. This revolutionary hygiene and data enhancement service provides clients 24/7 web driven access to the best databases available in the industry. In a nutshell, the customer's data is fresher, turnaround times are faster, and deliverability increases. We are in the process of transitioning our clients to a recurring revenue model through this automated system. This offering is attractive to large, medium and small organizations.



Dan Gust
President
Catalog Vision



Chris Lundgren



Hans Vermandel

*info*Connect™ ONE PASS

We find that most direct marketing companies waste 30% of their direct marketing dollars because of poor quality lists. this list could be their own customer database or a database they purchased previously.

*info*Connect™ ONE PASS was developed so that we could clean our customers house files or other files they may have, by matching their database against the Donnelley Marketing® databases online.

How does it work?

1. For example, if XYZ company has 50,000 customers and they have a database of 2 million prospects, the customer loads the database via the internet, we match the database with the Donnelley Marketing® databases and clean their file to make sure that the addresses and phone numbers are correct. This is referred to as list hygiene. So when a marketer sends a mailer, they will have less waste.

2. The Donnelley Marketing® database is filled with demographic information such as age, income, presence of children, bankruptcy information etc. Direct mailers use this demographic information to better target their mailings or telemarketing efforts. By matching their file against the Donnelley Marketing® file, we enrich their database with our demographics.

3. Customer Relationship Management or "CRM" which is very popular these days, but really can't start until a customer has clean data and valuable demographics. We clean and enhance these files so customers know who to contact and how often to contact them.

*info*Connect™ ONE PASS is an Internet-driven software which does all of the above on the fly. In the past, customers used to send the tapes to us and we would match that tape against our database and send it back to them in days or weeks. Now, they can do it online, 24 hours a day, seven days a week. Not only does it save our customers money, but our fulfillment costs are lower.

2001 also proved to be a highly successful year for our client marketing database unit. MarketZone DS, provided our clients the ability to identify new prospects and reduce costs while managing their customer relationship.

We have very clear plans and initiatives for 2002 to grow our business. We will continue to find ways to capitalize on our data handling expertise and develop products that use technology to access our rich content that will provide our customers with new sales prospects and money saving solutions.



Small Business Group



D.J. Thayer
President
Small Business Group

Small business owners and entrepreneurs need prospect lists and other sales and marketing solutions to find new customers, grow their sales, cut selling costs and increase profits. We help these small business owners in understanding their customers, finding the right prospects at a low cost.



Doug Roesemann



Jonathan Latsky



Jeff Ferris

Sales Leads to Meet Small Business Owner's Needs



Prospect Lists

Four-color, easy-to-read prospect lists with pictures, where available. Perfect for sales planning, telemarketing or following up on inquires. Order your list by city, county, zip code or walk sequence.


H & H CHEVROLET
4645 S 84TH ST
OMAHA, NE 68127-1792
402/339-2222
402/596-2722
A: EXCELLENT
STEVE HINCHCLIFF
5511-02 AUTOMOBILE DEALERS-NEW CARS
CHEVROLET
7532-01 AUTOMOBILE BODY-REPAIRING & PAINTING
5511-03 AUTOMOBILE DEALERS-USED CARS
GENDER: MALE
infoUSA

3 x 5 Sales Lead Cards

The ideal traveling tools. Cards can be perforated and shipped. Great for splitting leads among a salesforce and for note-taking and follow-up.


RICK ENGEL
EGGERT FURNITURE
2652 S 162ND ST
NEW BERLIN
WI 53151-2810
JERRY MATTER
GUNITE CONTRACTING CORP
16575 W DAKOTA ST
NEW BERLIN
WI 53151-3639
JANE HUTCHINSON
HUTCHINSON DECORATING
3155 S PINEWOOD CREEK CT # 101
NEW BERLIN
WI 53151-4366

Mailing Labels

Our accurate addresses and contact names provide the highest rate of deliverability. Peel and stick or Cheshire labels are available. They can be sent directly to a mail house or fulfillment center.



Diskettes and Tapes

The convenience of computer delivery. The information is easily loaded into Excel, ACT and many other software programs. Disks or tapes can be sent directly to our customers or to a mail house.

FTP or E-Mail

When a customer places an order - it can be ready to download within a few hours off our FTP site or the records can be sent directly to customers via e-mail. Customers can start using the list immediately.

On the Internet

www.infoUSA.com offers customers the ability to slice and dice our databases from anywhere at any time. Once downloaded, you can do more than print labels. It gives customers complete control.

Business-to-Business Sales & Marketing Directories

State and national directories with detailed information about every business or household. Available in printed book, DVD, and online at **directoriesUSA.com**. Titles include:



2002
ALABAMA
BUSINESS-TO-BUSINESS SALES & MARKETING DIRECTORY
Includes 181,000 Total Businesses
ALABAMA
BUSINESS TO BUSINESS SALES & MARKETING DIRECTORY
181,000 Alabama Businesses
U.S. BUSINESS DIRECTORY
A GOLDEN OPPORTUNITY TO GROW YOUR BUSINESS
AMERICAN MANUFACTURERS
A GOLDEN OPPORTUNITY TO GROW YOUR BUSINESS
2002 Edition
AMERICAN
BIG BUSINESSES
A GOLDEN OPPORTUNITY TO GROW YOUR BUSINESS



575,000
PHYSICIANS & SURGEONS
DIRECTORY
AMERICAN MEDICAL INFORMATION, INC.
Directory of
Churches
Synagogues, Temples & Other Religious Institutions
compact disc
American Church Lists
GLOBAL
2500
BUSINESS DIRECTORY
GLOBAL 2500
BUSINESS DIRECTORY
EXEC

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www.infoUSA.com

First online shopping mall for business lists, consumer lists, specialty lists and e-mail lists. Instantly source, select and download any list of any size.



infoUSA.com
The Best Sales Leads and Mailing Lists
Over 4 million customers!
LOGIN
How do we compile our database?
Letter from our CEO
Marketing Tool Box
Customer Testimonials
Questions & Answers
Database Matching Svcs
Yellow Pages (FREE)
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Add My Business Listing
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Choose from the following products:
1. Business Sales Leads & Mailing Lists
2. Consumer Sales Leads & Mailing Lists
3. Enhance Your Existing Customer Database
4. Business-to-Business Sales & Marketing Directories
5. Business Credit Reports - $5 Each Report
6. Customer Analyzer & Prospect Builder™
Find more customers like your best customers. Start Customer Analyzer
Careers | E-Mail Us | Toll Free 800-321-0869 | © 2002 infoUSA.com, Inc. All rights

Consumer Products Group



Bob Cortale
Division President
Consumer Products Group

Millions of consumers and small office/home office operators use our retail products. These products are sold in over 5,000 retail stores in the U.S. and Canada-including Staples®, CompUSA®, Office Depot®, MicroCenter®, Fry's®, Business Depot® and many others. These products give customers a taste of our database at an affordable price. We convert many of these customers into on-going subscription users and benefit from recurring revenue.


infoUSA
Directory Assistant
Yellow & White Page Listings Nationwide
Directory Assistant
Phone Numbers • Addresses • Nationwide


infoUSA
Quickly find lodging, dining, and travel necessities in any U.S. city!
American Travel index


infoUSA
CAPABILITIES BEYOND THE INTERNET
2001 Edition
Streets USA


infoUSA
...know the business credit rating code on a business before you sell to, buy from or conduct business with them...
Full business credit reports available on the Internet
Quarterly updates available on CD-ROM
Business Credit Ratings USA
Credit Rating Codes On Over 14 Million U.S. Businesses


infoUSA
Prepare
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Resume Plus
Get Your Resume to the Right Person


infoUSA
Mailing Lists

CD USA® PhoneDisc® ProCD®



Larry Etienne
Vice President


Select
Phone
Pro


Select
Phone
CANADA


infoUSA
PowerFinder
Contact Information for 115 Million Businesses and Consumers


infoUSA
2001 EDITION
PowerFinder
Commercial


infoUSA
2001 EDITION
Power.
Business


infoUSA
REDUCE UNDELIVERABLE MAIL!
Address
Corrector


More than a name and number!
infoUSA
Expanded
Caller ID


infoUSA
Business
Mapping

Directory Assistance USA™
Find virtually any business or household address and phone number in the U.S.

American Travel Index™
The Palm® and PDA users' travel tool. Contains all travel, lodging, dining, and recreational addresses and phone numbers.

Streets USA™
The easiest and most accurate way to create maps for any U.S. location.

Select Phone®
Marketing database with information on over 115 million businesses & consumers.

Select Phone Canada®
Marketing database with information on over 14 million U.S. businesses.

Powerfinder Commercial™
Powerful tool to find 115 million U.S. businesses and consumers.

Power Business™
Populate and update your contact manager with info on 14 million U.S. businesses.

Address Corrector™
Correct, update and verify the addresses in your mailing list.

Expanded Caller ID™
Enhances CallerID services with more than just a name and a number.

Business Mapping™
Map your prospects.

Business Credit Ratings™
Credit ratings on over 14 million U.S. businesses.



Ed Mailin
President
Walter Karl

Walter Karl® has achieved some lofty accomplishments over the past year.

Here is a brief summary of some of those accomplishments:

Reputation of Walter Karl

Walter Karl® has been providing quality service to the List Management and List Brokerage industry for over half a century and is now one of the top 10 providers in the industry. Additionally, our Strategic Information Management (SIM) Database Consulting Division provides database consulting and data processing services to mid and large size companies.

Increased the Sales of Proprietary Products and Services

We have doubled our sales of our proprietary business and consumer data in our List Division, increased our List Fulfillment and Database Services sales by 20% and expanded the sale of other data processing services such as, NCOA, Merge/Purge, Modeling and Enhancement Services. We also are effectively selling our newest web based data hygiene and enhancement service – *info*Connect One Pass.

Expanded Our Presence in The Interactive Arena

Walter Karl® Interactive focuses on providing on-line companies and traditional marketers with the products and services they need to successfully market on the Internet. Our extensive experience as a Direct Marketer has allowed us to be extremely successful in the Email marketing space. Some of our services include Email List Management, Email List Brokerage, Email Modeling, and On-Line Surveys.

Walter Karl®
a Donnelley Marketing *Company*



Sales & Marketing Consultants to Small Businesses

Companies such as Pitney Bowes®, IKON®, and Paychex® have realized tremendous success and growth through the use of consultative selling by their sales force. Using a similar business model, *info*USA® Field Sales Offices have a significant market opportunity to reach 4.7 million small businesses.



Jim Gallagher
Sr. Vice President
Field Sales Offices

How Do We Create Relationships?

Our highly trained sales staff visits businesses face-to-face and personally introduces *info*USA® products and services. Every business knows there is a personal representative assigned to them. His or her goal is to help them grow their sales.

Our small business customers said they want more one-to-one help. They want us to tell them how to be effective with their direct mail, give them marketing ideas and supply the targeted lists. Small business owners have little time and limited resources. We are in a unique position to capture this market and secure high levels of repeat business because of our established reputation as the highest quality data provider in our market, and a proven track record in relationship selling.



Jack Landry
Sr. Vice President
Field Sales Offices

Sales Growth Package™:

New in 2001, the Sales Growth Package™ was designed to make it faster and easier for businesses to find new customers. For one low price, this starter kit includes tools to help the business with ongoing sales and marketing - including personal consulting:

- Up to 5,000 customized prospects on diskette & printed list
- Monthly updates with changes, new adds or deletes to their prospect list
- One set of mailing labels every month
- State Business-to-Business Sales & Marketing Directory with unlimited access to all the businesses in their state
- CD or DVD of all the households within their state
- State credit directory
- Unlimited business credit reports


infoUSA

Products and Services Offered to Small Businesses

- Customer Analyzer & Prospect Builder™
- Sales Leads (Prospect Lists, 3x5 Cards, Diskettes or Electronic file transfer)
- Mailing Lists
- Business-to-Business Sales & Marketing Directories (Printed or DVD)
- Business Credit Reports & Directories
- Monthly Updates
- Sales Productivity Software
- Internet Access
- Data Processing Services
- E-mail Marketing

infoUSA Field Sales Offices are located in Chicago, Clearwater (FL), Dallas, Denver, Kansas City, King of Prussia (PA), Las Vegas, Minneapolis, Omaha, Phoenix, Portland, Santa Ana (CA), Seattle, and Sunnyvale (CA). More offices are on the horizon.





Troy Peterson
General Manager
BusinessCreditUSA.com

Why do Small Businesses Need Business Credit Reports?

No other company offers credit reports for every single business, no matter how small or how newly established. One of our customers, a bank president, told us, "There's no other place to get basic information without spending at least $20." Our credit reports are $5.

Businesses Use Our Credit Reports Daily to:

- Make low-risk, low-dollar credit decisions
- Verify business existence
- Confirm information on new accounts
- Learn more about customers
- Find sales leads
- Qualify prospects
- Skip tracing


14 MILLION BUSINESSES
INCLUDES:
BUSINESS CREDIT DIRECTORY
(888) 274-5325
BusinessCreditUSA

BusinessCreditUSA®.com

Business Credit Reports On the Internet!



Business Credit Report For: Redfield & Co.

1901 Howard St
Omaha, NE 68102-2594

Main Phone: (402) 341-0364
Fax: (402) 341-2318
County: Douglas
Metro Area: Omaha, NE-IA
Internet: http://www.redfieldandcompany.com
ABI#: 00-947-7704

Years In Database: 10
Building: Unknown
Sq. Footage: 40,000+
Public Co.: Privately Owned

Location: Independent

Parent Company: None
Stock Symbol: None

Click To Enlarge

Credit Score Key
Excellent: A+ 95+, A 90-94 | Very Good: B+ 85-89, B 80-84 | Good: C+ 75-79, C 70-74 | Unknown: Under 69
I=Institution

Business Credit Score: 92 (A)

Corporate Trends

Year	# of Employees	Sales Volume
2002	100-249	$10-20 MILLION
2001	50-99	$10-20 MILLION
2000	50-99	$10-20 MILLION

Management Directory

Name:	Title
Mr. Tom Kearney	PRESIDENT
Mr. Joe Beal	FINANCE EXECUTIVE
Mr. Joe Beal	HUMAN RESOURCES EXECUTIVE
Ms. Jeanne Pickett	TELECOMMUNICATIONS EXECUTIVE
Mr. Tom Beachler	SALES EXECUTIVE
Ms. Jeanne Pickett	PURCHASING AGENT

Company Description

The primary Line of Business for **Redfield & Co** is **PRINTERS (2752-02)**

Other Lines of Business	SIC Code	Brand/Specialty
COMMERCIAL PRINTING NEC	2759-98	
DATA PROCESSING SUPPLIES (WHOLESALE)	5112-09	
MARKETING ASSOCIATIONS-NEC	9999-85	

Public Record Information

Date	State	County	Type	Amount	Case Number
None on file					

Headlines

Source	Date	Article
None on file		

Competitors in the Area

Cornerstone Printing & Imaging
206 S 19th St #345
Omaha, NE 68102-1714

Creative Printing
13616 A St
Omaha, NE 68144-3647

John Hendrike Advertising Co
12826 Burt St
Omaha, NE 68154-4018

Kinko's Inc
210 S 16th St #103
Omaha, NE 68102-1625

Kiwb Publications
4140 S 89th St
Omaha, NE 68127-1502

Letterpress Inc
8410 K St#4
Omaha, NE 68127-1634

Modern Litho Inc
1011 Capitol Ave
Omaha, NE 68102-1117

Quik Print
8029 W Dodge Rd #B
Omaha, NE 68114-3461

Stampmaster Inc
10818 J St
Omaha, NE 68137-1200

Company Name & Address
Phone & Fax Number
Headquarters, Branch or Subsidiary Information
Stock Exchange & Ticker Symbol for Public Companies
Credit Rating Code
Sales Volume
Employee Size
Contact Names, Titles & E-mail Addresses
Company Description
Public Filings
Current Headlines
Names of Nearby Competitors

www.BusinessCreditUSA.com

Customer Analyzer & Prospect Builder™



Rakesh Gupta
President
E-Commerce

Most small business owners don't know what their current customers are like, and how to find prospects just like their customers. This proprietary software developed by *info*USA® takes the guesswork out of finding new prospects.

Customer Analyzer and Prospect Builder™ analyzes the customer base and delivers prospects that have similar characteristics. The analysis is free. The business pays for only the prospect names it chooses.


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Over 4 Million Customers!
Home
Partner with US
Welcome to Our FREE Customer Analyzer & Prospect Builder
This is an excellent way to get new prospects based on your existing customer base.
WE WILL TELL YOU:
• Who your customers are
• What are they like. We will analyze your customers at no cost.
• Provide you with more prospects just like your existing customers.
COST?
• It's FREE! No cost for the analysis work.
• You only pay for the new prospects you choose.
WHAT DO WE NEED?
• Just the phone numbers of your customers.
Click Here to Get Started

Due to the fact that *info*USA® is the only company with a combined database of 250 million *consumers and 14 million businesses, we are* the only company who can offer this type of application to our customers.

Business customers are analyzed by SIC code, number of employees, sales volume, credit rating, years in business and other criteria. The consumer customers are analyzed by such factors as age, income, household value and other characteristics.

The next step will be to send personalized letters, brochures... everything right from the web. *info*USA® is in discussions to find the right partners for this mailing service. This is available 24/7 by going to **www.infoUSA.com**."

Buy Sales Leads on the Internet... infoUSA.com

An Internet-based complete sales and marketing tool for small business owners and marketing professionals. **infoUSA.com** combines all of the following sales and marketing tools on one easy-to-use website:

- U.S. & Canadian Business Lists
- U.S. Consumer Lists
- Data Processing Services
- Business Credit Reports
- Business-to-Business Sales & Marketing Directories
- Customer Analyzer & Prospect Builder™


infoUSA.com
The Best Sales Leads and Mailing Lists
Over 4 million customers!
Home
Partner with Us
LOGIN
How do we compile our database?
Letter from our CEO
Marketing Tool Box
Customer Testimonials
Questions & Answers
Database Matching Svcs
Yellow Pages (FREE)
White Pages (FREE)
Add My Business Listing
Update Business Listing
Choose from the following products:
1. Business Sales Leads & Mailing Lists
2. Consumer Sales Leads & Mailing Lists
Over 250 million people in 120 million households! Hundreds of selections: Income, Age, Geography, Home Value and more!
3. Enhance Your Existing Customer Database
4. Business-to-Business Sales & Marketing Directories
5. Business Credit Reports - $5 Each Report
6. Customer Analyzer & Prospect Builder™
Find more customers like your best customers. Start Customer Analyzer
Careers | E-Mail Us | Toll Free 800-321-0869 | © 2002 infoUSA.com, Inc. All rights reserved.

infoUSA.com offers customers:

- The ability to download business & consumer lists at real-time
- Cherry-pick names
- Pay only for the names you want
- No minimums
- Free registration
- Free counts
- Free price quotes
- Customer service via phone, email or instant messaging
- Choice of other list formats–mailing labels, prospect lists & 3x5 sales lead cards
- Free white & yellow page information

polk DIRECTORIES®

An American Legend for Over 130 Years!



Dave Owens
President
Polk Directories



Jim Heenan
Vice President of Sales
Polk Directories

Since 1870, the name Polk has been synonymous with quality and integrity in the directory publishing industry. From our first "hand built" directory that was personally enumerated and followed railroad lines--to today's on-line "real time" marketing solutions, Polk Directories® has proved to be your *trusted partner for over 130 years.*

Polk Directories® are simply the most comprehensive sources available for complete business and consumer information in a specific community. These easy-to-use hardbound directories and *info*TYME® CD-ROMs are available for over 930 cities across the country. When you need the very best in local business and consumer information-- see why the *only* choice is Polk Directories®.


February 2002
Omaha, Nebraska
Polk City Directory
Nebraska
usbank
CBSHOME
REAL ESTATE
TOTAL HOME SERVICES
polk
infoTYME®
Target Marketing Version Covering:
Omaha, Nebraska
C# 15079904
A#211BN536
polk
DIRECTORIES®
On the Web @
www.MrPolk.com

Find us on the internet at:
www.MrPolk.com

Polk City Directory

These easy-to-use hardbound directories are arranged in seven handy sections and are the industry standard in printed reference directories.

*info*TYME® CD-ROM

This electronic directory on CD-ROM lets you target your markets effectively. Slice and dice the information any way you want and then search, select and download using multiple search criteria.

Internet Access

Now you have nationwide internet access at www.MrPolk.com. Access your directory subscription, view neighboring state products and BUY customized business and consumer sales leads and mailing lists anytime on the web.


Polk City Directory
polk

Alphabetical Section Sample


BAILES to B
Bailey Michael H h19115 12 Mile Rd (B
Bailey Michael L educ r138 Northside D
(B C) 968
Bailey Michael R & Deborah K h216 20
S (B C)
Bailey Pamela S & Charles L; nurses a
h242 Burnham St W (B C)
BAILEY PARK AUTO SERVICE Andy M
Owner genl auto repr shop 1450 C
Ave NE (B C).......... 963
Bailey Pauline retd r152 24th St N (B C
.... 962
Bailey Phillip N h48 Wren St (B C)
Bailey R L foremn h13
ailey Richard h344 P
AILEY RICHARD 18
ailey Richard L & Ph
Somerset Ave (B C
ailey Rick K & Debra
Dr (B C)
ailey Rita L h138 Nor

The Alphabetical Section listings (left) are easy to use and provide more detailed information than the phone book or other directory listings.


565 Emrick Logan 933-7685
571 Letanosky Mark N 933-0857
Letanosky Jolene 933-0857
579 Holub Richard A 933-4233
583 Crockett Donald L 933-5461
+ WEBBER RD BEGINS
592 Not Verified
592 Sodee Leeanne M 930-5556
Sodee Robert G 930-5556
600 Getz Megyn J 930-4706
Getz Thomas 930-4706
606 B & B CONTRACTORS sngle-fam constrn
.... 933-7411
Burke Sean A & Mona
607 Skryantz John J 933-5652
Skryantz Theresa A 933-5652
611 Vasiloff Gretchen C 933-5361
614 Aufdenkampr Paul M 933-9499

Street Guide


Lake Erie
MAPLECLIFF DR
GRA GULL DR
RICE PARK DR
RD
A
WOODSTOCK DR
ENGLEWOOD DR
DRUMMOND RD
ARMOUR RD

Map Section Sample

Polk City Directory - All the Help You Need

The Polk City Directory can help your business in three ways:



Save Time



Save Money



Increase Sales

- Plan sales calls efficiently
- Update missing or inaccurate information
- Avoid returning unwanted phone calls

- Reduce undeliverable mail
- Plan for efficient delivery routes
- Recover past due or delinquent accounts

- Find neighbors of current customers
- Expand sales territory and penetration
- Convert newspaper announcements into customers

...ness-To-Business Sales & Marketing Directories


2002
ALABAMA
BUSINESS-TO-BUSINESS
SALES & MARKETING DIRECTORY
Includes 181,000 Total Businesses
SECTION 1 Businesses by City
SECTION 2 Business by Yellow Page Category
SECTION 3 Major Employers
SECTION 4 Manufacturers by City and Product
American Business Directories
A Division of infoUSA
ALABAMA
BUSINESS TO BUSINESS
SALES & MARKETING
DIRECTORY
181,000 Alabama Businesses
American Business Directories
A Division of infoUSA
Alabama
Businesses
On the Web
www.directoriesUSA.com

Available for every state!

A Must Have Product For:

- Finding New Sales Leads
- Pre-Qualifying Prospective Customers
- Marketing Research and Business Strategy
- Sales Territory Development & Assignments
- Helping Make Credit Decisions
- Verifying Business Information on New Accounts
- Researching Competition or Expansion Plans
- Finding Fax, Telephone, & Address Data
- Locating Suppliers

Database Includes:

- Company Name & Address Data
- Lines of Business with SIC Codes
- Business Owners & President Names
- Key Decision Maker Names & Titles
- Estimated Sales Volume
- Number of Employees
- Phone & Fax Numbers
- Credit Rating Codes

The Ultimate Sales & Marketing Directory...

...that you'll find to be indispensable for your business. It's arranged as follows:

SECTION 1 BUSINESSES BY CITY

Companies are listed alphabetically by name within each city. This section includes the most information about each business:

SECTION 2 BUSINESSES BY YELLOW PAGE CATEGORY

Listings are arranged by familiar yellow page categories, so you can focus on a particular industry or type of business.

HALEYVILLE (AREA CODE 205)

COMPANY	AD... (ZIP, CREDIT EMP YEAR EST.)
FRYE CONSTRUCTION	1037 County
FUN LAND DAYCARE CTR INC	1239 19th St
FURNITURE BARGAIN BAZAAR	Highway 5 S
FURNITURE SUPPLY CO	State Highway
G RICHARDSON INC	2045 18th Av
GALLEY RESTAURANT	Highway 5
GARAN INC	26649 State
GARRARD LAND SURVEYING	2015 18th Av
GASKIN JAMES	Highway 195
GATOR FREIGHT WAYS	Highway 5 S
GENE WARD WRECKER SVC & PARTS	Beechgrove Rd
GENERATION'S BARBER SHOP	2010 9th Ave
GEORGE SHIREY CAR CTR	Highway 129
GOLD MINE WHOLESALE JEWELRY	Highway 5 S
GOLDEN DRAGON CHINESE	1814 21st St
GRACE BAPTIST CHURCH	
GRAINGER'S CONSTRUCTION	RR 5
GRANDVIEW FARMS	
GREAT SOUTHERN FOREST PRODUCTS	Double Springs
GUTHRIE'S OF HALEYVILLE	Highway 195
GUYS 'N GALS CUT & STYLE	5041 County
H & H TRUCK SVC	Highway 129
H & R BLOCK INC	2011 19th Av
H T WILLIAMS TRUCKING	Dean Scott Rd
HAIR CLIP SALON	RR 7
HALEY BROTHERS & PARTRIDGE INC	Hoggle Ridge
...CATIONAL CTR	1900 20th St
	...11th Av

EMBLEMS (MANUFACTURERS)

COMPANY	ADDRESS	CITY	ZIP CODE	EMP SIZE	PHONE	
EMBLEMS (MANUFACTURERS)					**SIC 2399-04**	
A ALLRED SPECIALTIES	401 Graymont Ave W	Birmingham	35204	A	(205) 251-3709	
ELLIS EMBROIDERY	RR 2 Box 2	Falkville	35622	B	(205) 784-5853	
IDEAS IN MOTION	4230 Halls Mill Rd	Mobile	36693	B	(334) 661-6322	★
LEO'S UNIFORMS & SUPPLIES	3756 Government Blvd	Mobile	36693	B	(334) 666-7723	
GENE LARY'S TROPHY SHOP	2724 Lurleen B Wallace Blvd	Northport	35476	A	(205) 339-5616	
EMBOSSING					**SIC 2759-09**	
ALABAMA EMBOSSING SVC	2506 Avenue I	Birmingham	35218	A	(205) 780-1654	
PRINTING PLACE	3703 5th Ave S	Birmingham	35222	C	(205) 595-1151	
P S PRINTING	1650 Jordan Ln NW # A	Huntsville	35816	A	(205) 890-0050	
EMBROIDERY					**SIC 7389-42**	
DOUBLE EAGLE EMBROIDERY INC	2828 Dadeville Rd	Alexander City	35010	B	(205) 234-5400	★
P & J'S SOUTHERN EMBROIDERY	329 Madison St	Alexander City	35010	A	(205) 234-7365	★
SIT'N STITCH	1021 US Highway 431 N	Anniston	36206	A	(205) 238-8229	★
EMBROIDERY EXPRESS BY SHER	555 Opelika Rd	Auburn	36830	A	(334) 821-8055	★
GREEK TO GD	121 N College St	Auburn	36830	A	(334) 821-2804	
A ALLRED SPECIALTIES	401 Graymont Ave W	Birmingham	35204	A	(205) 251-3709	
ADVERTISING UNLIMITED INC	701 37th St S	Birmingham	35222	A	(205) 254-0062	★
EMBROIDERY GENERAL INC	5501 Highway 280 E	Birmingham	35242	B	(205) 980-9499	
HIGH IMPRESSIONS	2902 18th St S	Birmingham	35209	B	(205) 879-0046	
JONES SPORTSWEAR CO	1630 2nd Ave S	Birmingham	35233	D	(205) 328-6264	★
KUSTOM THREADS EMBROIDERY	110 12th St N # E102	Birmingham	35203	B	(205) 250-8043	
MONOGRAM SPECIALISTS	860 University Blvd	Birmingham	35233	B	(205) 324-6353	
IN STITCHES INC	111 1st Ave E	Centre	35960	A	(205) 927-5900	★
LASTING IMPRESSIONS	126 9th Ave SW	Childersburg	35044	A	(205) 378-7799	★
LOCK'S MONOGRAMMING INC	PO Box 30	Clay	35048	B	(205) 681-1077	★
ALL-AMERICAN SCREEN PRINTING	106 Main St	Columbiana	35051	B	(205) 669-9996	
JUNE'S CREATIONS	219 2nd Ave SE	Decatur	35601	A	(205) 350-6105	★
SUPERIOR ALTERATIONS	1801 Beltline Rd SW # C2	Decatur	35601	A	(205) 340-0458	
ANNA'S CUSTOM EMPROIDERY	172 Honeysuckle Rd # 3	Dothan	36301	B	(334) 792-4561	★
PERSONAL TOUCH EMBROIDERY	1119 Alpine Ln	Dothan	36301	A	(334) 794-3885	
	139 Westgate Pkwy # 1	Dothan	36303	A	(334) 793-8233	★
	150 N Foster St	Dothan	36303	B	(334) 794-0111	
		Eight Mile	36613	B	(334) 675-7950	
		Eight Mile	36613	A	(334) 649-4254	
			[illegible]	A	(205) 766-9194	★

EMPLOYMENT AGENCIES & OPPORTUNITIES

COMPANY	ADDRESS	CITY	ZIP CODE	EMP SIZE	PHONE	
EMPLOYEE BENEFIT CONSULTANTS					**SIC 8742-16**	
BENEFIT ELECT OF ALABAMA INC	203 S Nambrick St	Albertville	35950	A	(205) 878-4110	
ADMINISTRATIVE & RECEIVABLES	420 20th St N	Birmingham	35203	A	(205) 252-8451	
AMERICAN TEACHER SVC	200 Cahaba Park Cir	Birmingham	35242	B	(205) 995-1080	
CHAPPELLE CONSULTING GROUP	600 Luckie Dr	Birmingham	35223	A	(205) 871-5900	
ESTES PEGRAM & ASSOC	2100 Southbridge Pkwy	Birmingham	35209	B	(205) 879-9662	
FIRST PROTECTIVE INS GROUP INC	2801 Highway 280 S	Birmingham	35223		(205) 868-3950	
JOHNSON STERLING PAUL & CO	1900 International Park Dr	Birmingham	35243	B	(205) 987-5810	★
MBT BENEFITS	3008 Pump House Rd	Birmingham	35243	A	(205) 987-1553	
MURFEE GROUP	3150 Cahaba Rd # C	Birmingham	35223	A	(205) 868-4488	
PREFERRED BENIFITS CORP	3407 Lorna Ln	Birmingham	35216	A	(205) 979-8880	
VOLUNTARY BENEFITS INTL INC	2801 Highway 280 S	Birmingham	35223		(205) 879-9230	★
WOODWARD WILLIAMS & CO	1000 24th St S	Birmingham	35205	A	(205) 939-1912	★
SELECFLEX INC	2025 Danville Park Dr SW	Decatur	35603	A	(205) 351-0013	
CONSOLIDATED BENEFIT SVC	65 Bagby Dr	Homewood	35209	A	(205) 945-0419	
FLEXIBLE CORPORATE PLANS INC	813 Shades Creek Pkwy	Homewood	35209	B	(205) 879-1500	
BENEFITELECT OF ALABAMA INC	307 Clinton Ave W	Huntsville	35801	D	(205) 539-7897	
FLEXCOMP ADMINISTRATION SVC	4308 Midmost Dr	Mobile	36609	A	(334) 344-1220	
LAWRENCE & LAWRENCE	PO Box 160387	Mobile	36616	E	(334) 476-7685	
BEN PAK INC	1258 Perry Hill Rd	Montgomery	36109	A	(334) 244-1130	
CONTINENTAL BENEFIT ADM	1401 I85 Pkwy # G	Montgomery	36106	A	(334) 271-5259	
PLANNED BENEFIT SVC-ALABAMA	640 S McDonough St	Montgomery	36104	A	(334) 834-6200	
PHARMACY NETWORK SVC	6 Office Park Cir	Mountain Brook	35223	A	(205) 870-3119	
EMPLOYMENT AGENCIES & OPPORTUNITIES					**SIC 7361-03**	
PERSONNEL STAFFING INC	5930 Highway 431 # 10	Albertville	35950	A	(205) 878-9675	★
SNELLING PERSONNEL SVC	8017 Highway 431	Albertville	35950	A	(205) 878-2514	★
TEMPORARY RESOURCES	8353 Highway 431	Albertville	35950	A	(205) 878-5878	
EMPLOYMENT CO	217 N Bypass	Andalusia	36420	A	(334) 222-1954	★
ACE EMPLOYMENT AGENCY	1021 US Highway 431 N	Anniston	36206	B	(205) 236-9985	★
ANNISTON EMPLOYMENT & TEMP SVC	PO Box 2044	Anniston	36202	B	(205) 237-8336	
PERSONNEL STAFFING INC	1513 Noble St	Anniston	36201	B	(205) 236-5252	★
PRIORITY TWO	1513 Noble St	Anniston	36201	B	(205) 236-3530	★
RANDSTAD STAFFING SVC	1304 Noble St	Anniston	36201	A	(205) 238-8020	★
SNELLING PERSONNEL SVC	309 Quintard Ave # C	Anniston	36201	A	(205) 236-2771	
TEMPFORCE	214 E 6th St	Anniston	36207	A	(205) 236-8367	
TEMPORARY RESOURCES INC	13 E 13th St	Anniston	36201	B	(205) 237-6113	
TRI PERSONNEL SVC	13 E 13th St	Anniston	36201	B	(205) 237-6114	★
STAFFING OPTIONS INC	1829 S College St	Auburn	36832	B	(334) 826-9911	★
STATE OF ALABAMA	PO Box 1587	Bay Minette	36507	A	(334) 937-9412	
ABLEST SERVICE CORP	201 Beacon Pkwy W	Birmingham	35209	A	(205) 942-5585	★
...UNTEMPS	2000 Southbridge Pkwy # A430	Birmingham	35209	A	(205) 879-4000	
	7432 1st Ave N	Birmingham	35206	F	(205) 833-3969	
	... 8th Ave N # 255	Birmingham	35203	A	(205) 251-2342	
		Birmingham	35244	A	(205) 985-3123	

...Available For All 50 States

SECTION 3 BIG BUSINESSES

(sample not shown)
This section lists all companies with 100 or more employees along with all publicly-traded companies. Listings are alphabetical by city, and include the name of the owner or manager.

SECTION 4 MANUFACTURERS

(sample not shown)
All Manufacturing firms are listed by city and product. Each listing includes the name of the owner or manager, estimated sales volume and number of employees.

An Easy-to-Use CD-ROM/DVD At No Extra Charge!

Now you can have access to all businesses in all 50 states in a CD-ROM database for your PC! This amazing technology lets you "slice and dice" the information any way you choose, to help you pinpoint your best prospects. The search software is lightning-fast, and it's very easy to use.

In just a few minutes you'll be performing searches, researching markets, finding new prospects or suppliers, or simply looking up businesses *anywhere in the state.*


ALABAMA
BUSINESS TO BUSINESS SALES & MARKETING DIRECTORY
181,000 Alabama Businesses
2002 EDITION
disc
American Business Directories
A Division of infoUSA Inc.

How Can You Search?

- Company Name
- City
- ZIP Code
- County
- Credit Rating Code
- Employee Size
- Estimated Sales Volume
- SIC Code
- Yellow Page Category
- Contact Title
- Public Company

...and more!

How Is the Database Compiled?

With a lot of care and a lot of investment! We start with the best sources available:

- Yellow Pages and Business White Pages
- Annual Reports and SEC Documents
- Government Data and Public Filings...and more.

But that's not good enough–we then telephone-verify every listing, and collect information such as the name of the owner or manager, number of employees, primary line of business, and much more. This telephone verification process is what sets us apart from our competition, in creating the most accurate business database available!

In a nutshell, you can use our database to find new customers and grow your sales and profits! You'll have every business in the state at your fingertips, for a host of applications:

- Finding leads for your sales force or dealers
- Researching potential markets
- Using in direct mail or telemarketing campaigns
- Locating suppliers
- Helping make trade credit decisions...and more!

How Can You Use It?

The printed directory is a handy reference for your home or office, or keep it in your car or briefcase. The CD-ROM/DVD is a phenomenal tool that lets you "slice and dice" the database to find the perfect prospects in any market area!

Corporate Information

Board of Directors

Vinod Gupta
Chairman & Chief Executive Officer
*info*USA Inc.

Harold W. Andersen
Retired Publisher
Omaha World-Herald
Omaha, NE

Rob Chandra
Partner
Bessemer Venture Partners
Menlo Park, CA

Paul Goldner
Founder
Database America
Montvale, NJ

George F. Haddix
Former CEO
CSG Systems, Inc.
Omaha, NE

Elliot S. Kaplan
Senior Partner
Robins, Kaplan, Miller & Ciresi L.L.P.
Minneapolis, MN

Bob Kerrey (Former U.S. Senator)
President
The New School University
New York, NY

Cynthia Milligan
Dean
College of Business Administration
University of Nebraska-Lincoln
Lincoln, NE

Executive Officers

Vinod Gupta, Founder, Chairman & Chief Executive Officer
Stormy Dean, Chief Financial Officer
Fred Vakili, Chief Administration Officer & Corporate Secretary
Scott Roberts, Corporate Controller
Al Ambrosino, President, Donnelley Marketing
Bill Kerrey, President, Database License Group
Monica Messer, President & CIO Database & Technology Group
D.J. Thayer, President, Small Business Group
Ed Mallin, President, Walter Karl
Michael Morreale, Vice President, Donnelley Marketing
Jeff Ferris, President, List Reseller Group
Hans Vermandel, Vice President, Donnelley Marketing

Officers

Tim Buechler	Jack Landry
Bob Cortale	Chris Lundgren
Loren Donaldson	Drew Lundgren
Jim Gallagher	Peter Malamas
Dan German	Dave Owens
Rakesh Gupta	Fred Palmieri
Dan Gust	Sandra Robinson
Bill Hippen	Doug Roesemann
Tim Hoffman	Amy Rongisch
Sterling Hunt	Steve Snyder
Mike Johnston	Bob Toth
Steve Kayner	Jim VanEttinger

Annual Meeting

The annual meeting of shareholders will be held at 5:30 p.m. on Friday, May 3, 2002 at the Jaipur, 10999 Elm Street, Omaha, Nebraska 68144.

Information for Investors

The Annual Report and the Company's Form 10-K Report filed with the Securities and Exchange Commission are available free of charge by writing to Laurel Gottesman, Director of Investor Relations, infoUSA Inc., 5711 South 86th Circle, Omaha, NE 68127.

Common Stock

The Company's Common Stock, $0.0025 par value, is traded on the NASDAQ National Market System under the symbol IUSA.

The following table sets forth the high and low closing prices for the Company's Common Stock during each quarter of 2001 and 2000:

	high	low
2001		
First Quarter	$ 5.13	$ 2.25
Second Quarter	$ 6.00	$ 3.95
Third Quarter	$ 6.75	$ 3.84
Fourth Quarter	$ 6.94	$ 4.00
2000		
First Quarter	$17.19	$ 9.13
Second Quarter	$ 9.31	$ 4.75
Third Quarter	$ 8.38	$ 4.81
Fourth Quarter	$ 4.69	$ 2.06

As of March 11, 2002, there were 133 stockholders of record of the Common Stock, and an estimated additional 4,500 stockholders who held beneficial interests in shares of common stock registered in nominee names of banks and brokerage houses.

Accountants

KPMG LLP
Two Central Park Plaza
Suite 1501
Omaha, NE 68102

Transfer Agent

Wells Fargo Bank Minnesota, N.A.
161 North Concord Exchange
P.O. Box 738
South St. Paul, MN 55075

Corporate Counsel

Robins, Kaplan, Miller & Ciresi L.L.P.
2800 LaSalle Plaza
Minneapolis, MN 55402

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 10-K

(Mark One)

[X] **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES ACT OF 1934**

For the fiscal year ended December 31, 2001

OR

[ ] *TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d)* OF THE SECURITIES ACT OF 1934

For the transition period from to
Commission file number: 000-19598

---

*info*USA INC.
(Exact name of registrant as specified in its charter)

Delaware	**47-0751545**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

5711 South 86th Circle, Omaha, Nebraska 68127
(Address of principal executive offices)

(402) 593-4500
(Registrant's telephone number, including area code)

Securities Registered Pursuant to Section 12(b) of the Act:
None

Securities Registered Pursuant to Section 12(g) of the Act:
Common Stock, $0.0025 par value
Series A Preferred Share Purchase Rights
9 ½% Senior Subordinated Notes due 2008

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes [X] No [ ]

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [ ]

The aggregate market value of the voting stock held by non-affiliates of the registrant, based upon the closing sale price of the Common Stock on March 11, 2002 as reported on the NASDAQ National Market System, was approximately $142 million. Shares of Common Stock held by each officer and director and by each person who owns 5% or more of the outstanding Common Stock have been excluded in that such persons may be deemed to be affiliates. This determination of affiliate status is not necessarily a conclusive determination for other purposes.

As of March 11, 2002 registrant had outstanding 50,902,216 shares of Common Stock.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Company's definitive proxy statement for the Annual Meeting of Stockholders to be held on May 3, 2002, which will be filed within 120 days of the end of fiscal year 2001, are incorporated into Part III hereof by reference.

PART I

This Annual Report on Form 10-K, the documents incorporated by reference into the Company's Annual Report to shareholders, and press releases (as well as oral statements and other written statements made or to be made by the Company) contain forward-looking statements that are made pursuant to the provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, without limitation, statements related to potential future acquisitions and our strategy and plans for our business contained in Item 1 "Business," Item 2 "Properties," Item 7 "Management's Discussion and Analysis of Financial Condition and Results of Operations," and other parts of this Annual Report. Such forward-looking statements are based on our current expectations, estimates and projections about our industry, management's beliefs, and certain assumptions made by our management. These statements are not guarantees of future performance and are subject to certain risks, uncertainties and assumptions that are difficult to predict; therefore, actual results may differ materially from those expressed or forecasted in any such forward-looking statements. Such risks and uncertainties include those set forth in this Annual Report under "Factors That May Affect Operating Results," as well as those noted in the documents incorporated by reference into this Annual Report. Unless required by law, we undertake no obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise. However, readers should carefully review the risk factors set forth in other reports or documents we file from time to time with the Securities and Exchange Commission, particularly the Quarterly Reports on Form 10-Q and any Current Reports on Form 8-K.

ITEM 1. *Business*

Company Profile

*info*USA Inc. (the "Company" or "*info*USA") compiles and updates the finest proprietary databases of nearly 14 million businesses and 250 million consumers in the United States and Canada under one roof in Omaha, Nebraska. These databases are compiled from thousands of public sources. We believe our database is the richest in content in the industry. In order to improve the quality of our databases, we make over 17 million phone calls per year to gather additional content and verify existing information. We maintain a staff of approximately 500 full-time employees in Omaha to manage the database. The content changes by more than 65 percent every year, which includes change of address, phone number, SIC code and other content within a record. Our customers need to continually refresh their databases and that is why customers keep coming to us to purchase updated products and services. Recurring revenue is a major component of our revenue, and approximately two-thirds of our revenue is recurring in nature.

More than 4 million customers have used our information in the form of sales leads, prospect lists, mailing labels, printed directories, 3 x 5 cards, computer diskettes, business credit reports, consumer products and on the Internet. Our information is used by businesses for sales leads, mailing lists, credit decisions, market research, competitive analysis and vendor relationships. Consumers use our information for travel planning, job searches, due diligence and multiple other uses. During 2001 and 2002, the Company launched two new proprietary technologies, *info*Connect^{DM} ONE PASS and Customer Analyzer and Prospect Builder^{TM}. *info*Connect^{DM} ONE PASS is an Internet driven data hygiene and enhancement software which was developed to clean our customers house files or other files by matching their databases against our databases online. Customer Analyzer and Prospect Builder^{TM} analyzes the customer base of our clients and delivers prospects that have similar characteristics. Due to the fact that *info*USA is the only company with a combined database of 250 million consumers and 14 million businesses, we are the only company that can offer this type of application to our customers.

Business Strategy

There are approximately 14 million businesses in the United States and Canada. All of these businesses are looking for cost effective solutions to find new customers and increase their sales, especially during the slow economy.

Our strategy is to be the leader in proprietary databases of businesses and consumers in the United States and Canada, and produce innovative products and services to meet the needs of these 14 million businesses for finding new prospects and increasing their sales. The information provided by our databases is integral to the decision-making process for businesses. Our organization is divided into five distinct groups; our Database Compilation and Update Group; our Small Business Group; our Consumer Products Group; our Large Customer Group; and our Database Licensing Group, where we license our data to Internet companies and value-added resellers. Finally, we utilize the Internet for distribution of our proprietary content and business credit reports. We believe the Internet complements our core business and in the future will be a dominant distribution channel, which expands our marketplace by allowing small businesses and consumers worldwide to access our databases and purchase information with more frequency.

The Company's introduction of *info*Connect and Customer Analyzer and Prospect Builder is targeted toward the small business and sales people. These Internet based technologies will help them find new prospects and grow their sales at a fraction of the cost of their existing prospecting methods, such as trade show, print advertising, billboard, television and radio advertising.

Database Compilation and Update Group

It is our strategy to add valuable depth to our proprietary databases. Content is king, and we believe we have the finest content available. We believe that we are the only company that offers proprietary databases of both businesses and consumers, compiled and updated under one roof. We use thousands of sources and hundreds of proprietary processes developed over the last thirty years to compile and enhance our databases. We employ nearly 500 people, and spend over $50 million annually to create, maintain, enhance and deliver our databases.

Business Database. Our proprietary business database contains information on nearly 14 million businesses in the United States and Canada. The database contains a wealth of information about businesses such as: **name, address, phone number, SIC codes, number of employees, business owner and key executive names, credit score** and **sales volume**. We also **provide fax** and **toll free numbers, website addresses, e-mail addresses, headline news**, and **public filings** including liens, judgments and bankruptcies. Our data can be broken down into various product segments such as Small Business Owners, Small Business Owners at Home, Big Businesses and their Corporate Affiliations, Growing Businesses, and Female Business Owners. Additionally, vertical industry data segments are created such as Physicians and Surgeons, Schools, Restaurants, Places of Interest, Churches, and Government Offices.

We compile the business information from over 15,000 sources. Sources such as the yellow pages and telephone directory white pages, are used to identify businesses for inclusion in the database. Other sources, such as primary telephone research surveys, are used to enhance the database with key data elements like names of executives, primary SIC code, number of employees, fax numbers and Internet addresses. Additional sources, such as annual reports, SEC filings and public filings, are used to update the database with liens, judgments, bankruptcies, headline news, commercial debtor data, changes in leadership, address changes, corporate affiliation changes and the like. In addition, we use information licensed from the United States Postal Service's National Change of Address (NCOA) and Delivery Sequence File (DSF) to update and maintain our business database. Accuracy is the most important characteristic of any database, and our database is approximately 95% accurate at any given time, which we believe is the highest degree of accuracy in the industry.

We continuously enhance our databases. In the last year we have increased the number of executive e-mail addresses, toll free numbers, new businesses, web addresses and fax numbers. We continue to add new data content from expanded compilation, verification and acquisition initiatives. The Company has continued to invest in core processes and technologies that enable our customers to access in real-time the most current data possible.

Consumer Database. With the acquisition of Donnelley Marketing in 1999, we acquired over 85 years of database compilation technology and proprietary models. We have further built upon this foundation to create what we believe is the most comprehensive and accurate consumer database in the industry. Key elements in our database include names, addresses, phone numbers, age, income, marital status, presence of children, active bank cards, religion, ethnicity, purchasing power, affluence models, length of residence, dwelling type and size, home value/mortgage amount, vehicle data, and dozens of self-reported behavioral and lifestyle elements.

The foundation of the consumer database begins with the compilation of all households listed in telephone directories and other public sources such as real estate records. This core data source is compiled with the highest accuracy standards in the industry. The white page file is then enhanced with over 1.8 billion records from public sources and proprietary third parties to add individuals not listed in the telephone directories and to further enhance the records with demographic and psychographic data required to segment consumer prospects. The end result is a database of approximately 250 million consumers, 115 million households, and 55 million homeowners. In addition, we offer other specialty consumer files including New Homeowners, New Movers, Occupant Addresses, Bankruptcies, Tax Liens and Judgments.

Our e-Shareforce database is comprised of self-reported psychographic and demographic information collected via electronic surveys over the Internet. Information obtained through the Internet is timely, less expensive and the respondents have all provided the information voluntarily. Respondents to the e-survey provide information regarding purchase intention and habits, lifestyle characteristics and product usage. The combination of our traditional Shareforce database and our new e-Shareforce database consists of a total of over 38 million households. Our marketing material has expanded our e-Shareforce brand to include many of our other business and consumer niche databases.

The Mastermatch file is the largest, most comprehensive multi-sourced consumer enhancement tool for appending consumer data to our client's customer databases at both a household and individual level. This database allows customers to achieve the highest match rates possible for database-enhancement purposes.

Privacy Issues and Consumer Data. *info*USA utilizes public record information and self-reported information provided by the consumer in order to create marketing solutions for our clients. We do not use any credit history, confidential purchasing or health related data on consumers as a part of our database.

Effect of Internet on Data Compilation. In 2001 we continued to use Internet opt-in consumer surveys, which allow consumers to volunteer lifestyle and buyer behavior information that can be used to assist web marketers in targeting advertising to best meet their needs. This self-reported survey information can be obtained on the Internet with more speed, greater accuracy and at lower cost than mail-based surveys.

Products and Services Derived from the Database

We create many products and services from our database to meet the needs of millions of potential customers. From our databases of 14 million businesses in the United States and Canada and 250 million consumers in the United States we produce products such as prospect lists, mailing labels, 3 x 5 cards, diskettes, printed directories, consumer products, business credit reports, and many other products and services. We also offer our information on the Internet through our various websites, such as *info*USA.com, ListBazaar.com, BusinessCreditUSA.com, MrPoll.com and DBLink.com. Our products and data processing services are used by customers identifying and qualifying prospective customers, initiating direct mail campaigns, telemarketing, analyzing and assessing market potential, monitoring the effectiveness of marketing efforts and surveying competitive markets in order to find new customers and increase their sales at low costs. We are organized around four customer groups: Small & Medium Business Group, Consumer Products Group, Large Business Customers Group and the Data Licensing Group. Our products and services are designed for the unique needs of each group.

Our Customers and Potential Markets

Small & Medium Business Group

We estimate our primary potential market to be approximately 6 million small businesses. This group concentrates on the needs of small to medium size businesses, small office and home office businesses and aspiring entrepreneurs. Our products and services help small businesses analyze their existing customers, identify new markets and grow their businesses. The products may also be used to locate suppliers, look up business credit reports and for other marketing and reference purposes. The products and services for the Small Business Group are as follows:

Prospect Lists, Mailing Labels, and Sales Lead Products. These products are used by customers who request specific information and formats, such as mailing labels or diskettes. We produce sales lead generation products using a combination of customized sorting criteria to meet the customer's specific marketing objectives for their geographic area.

Electronic Delivery of Products. We deliver sales lead generation products using a variety of electronic formats, including diskettes formatted for most common software applications, magnetic tape media, DVD's, CD's, and Internet delivery of files through *info*USA.com.

Sales Leads on the Internet. *info*USA.com: Our customers can buy all of our databases on the Internet, 24 hours a day, 7 days a week. The customer has the ability to search the database by any geographical area they have targeted and no minimum order size is required.

Monthly Updates. Our databases change by over 65% annually. As a result, our customers have a need to periodically refresh their customer and marketing databases. That is why we offer a subscription program that provides customers with a prospect database and monthly updates including new leads for the market area, changes to the original database, and a list of companies that have gone out of business. We also offer monthly updates using Internet delivery.

Business Directories and DVD/CD Products. Many of our customers are small businesses that sell to other businesses within a specific geography. They use our printed business directories bundled with the data on DVD/CDs. Our customers use them for lead generation, telemarketing and reference purposes. Our plan is to offer an interface with our web site along with Internet access with these DVD/CDs to offer our customers complete flexibility for one price.

Business Credit Directories and Reports. Our business credit directories include a printed directory bundled with a DVD/CD. The product is used by customers for making credit decisions, verifying company information, assisting in collection support, and identifying potential new customers. Business Credit Reports and other products can also be purchased individually on the Internet, currently three dollars for each report or on a subscription basis.

Customer Analyzer and Prospect Builder. Our research and development efforts over the last two years to offer a complete Internet based sales and marketing tool for small business owners and sales people are bearing fruit. The Internet is an ideal environment for small businesses since it does not require any software installation or updates. This product is still in the development stage but it aims to combine CRM with analysis of existing customers database and generate prospects that look like their preferred customers. The service will also provide customized lead generation, business credit reports and direct mail services through a subcription-based service that is purely web based.

Polk Directories. Since 1870, The Polk City Directory® has been the trusted brand for providing residential, demographic, and business data information to small and medium businesses across the U.S. Annually, over 900 versions of the directory are produced and delivered in hard cover book and CD-ROM format. Sales of these products are generated from the 200 plus field sales representatives, 20 plus telemarketing sales representatives, and on-going direct mail programs. Polk Directories' 110,000 customers cover a wide range of industries including: service, financial, and retail businesses.

- The Polk City Directory® consists of seven directories in one, designed to help businesses save time by planning sales calls efficiently, saving money by reducing undeliverable mail, and increasing sales by identifying prospects.

- InfoTYME®, our CD-ROM version of The Polk City Directory®, allows the customer to quickly search and select prospects, download prospect records into other applications for lead generation programs, and produce labels for telemarketing or direct mail campaigns.

*info*USA acquired Polk Directories in the fourth quarter of 2001. Polk Directories provides us with another major channel for the sales and distribution of related *info*USA directory and list services products. We plan to offer Internet access and more directories in more cities to our subscribers.

Consumer & Small Office – Home Office (SOHO) Markets Group

Consumers need our information for various applications such as directory assistance, job search, travel planning, sales leads and general reference purposes. These products come in the form of DVD/CD and are currently priced between $9.95 and $119.00. The popular labels are Select Phone, PowerFinder, Directory Assistance USA, Caller ID, Yellow Pages USA, Streets USA and Business Credit Ratings USA. Consumer products are sold through over 5,000 retail outlets in North America, including Office Depot, Staples, CompUSA, Best Buy, Costco, Fry's Electronics, Electronics Boutique, Micro Center and Future Shop. A good percentage of the consumers who buy these products register them with us and sign up for a subscription to receive annual renewals.

Large Business Group

Our Large Customer group is comprised of Donnelley Marketing and Walter Karl. Donnelley Marketing is one of the nation's leading direct marketing solution providers, targeting medium and large size firms where quality data and customer service count. Our mission is to help businesses find new customers, grow their sales, reduce selling costs and become more profitable. Donnelley's reputation has been built by delivering consistent results to clients for 85 years.

Donnelley Marketing serves a variety of industries including traditional direct marketers, packaged goods, retailers, financial institutions, telecommunications, utilities, technology, fund raising, automotive and catalog companies. Donnelley Marketing maintains over 300 marketing databases, processes over 50 billion records annually, creates 200 custom models each year and delivers personalized customer care to more than 2,000 customers.

Our goal in 2001 was to increase client access to our databases and data processing services while reducing turnaround time and lowering costs. We were pleased to announce the introduction of *info*Connect™ ONE PASS. *info*Connect™ ONE PASS is an Internet driven software which performs data cleansing and enhancement services online. In the past, customers used to send the tapes to us and we would match those tapes against our databases and send them back to the customers in days or weeks. Now, they can do it online, 24 hours a day, seven days a week. Not only does it save our customers money, but our fulfillment costs are lower. We are in the process of transitioning our clients to a recurring revenue model through this automated system. This offering is attractive to large, medium and small organizations.

*info*Connect^{DM} ONE PASS provides online, real-time data enhancement and file cleansing access to the following databases:

- 250 Million National Consumer Database - the industry's largest and most comprehensive consumer database.
- 14 Million National Business Database - the world's finest business content.
- 15 Million National Privacy Database - provides marketers with the ability to eliminate people who will not respond to their offer.
- All Major USPS Data Hygiene Databases - Donnelley Marketing licenses all five of the major United State Postal Service data hygiene databases.

2001 also proved to be a highly successful year for our client marketing database unit. MarketZone DS, a closed loop, Internet enabled, fully relational database tool for decision support, campaign management and execution system, provided our new clients the ability to identify new prospects and reduce costs while managing their customer relationship. MarketZone DS is an e-CRM (customer relationship management) solution that integrates the entire suite of Donnelley Marketing products to create real-time customer content integration.

CatalogVision™, a division of Donnelley Marketing, has been specializing in the catalog marketing industry for over 25 years.

Walter Karl, a division of Donnelley Marketing, provides list management services to a variety of list owners. Our special integrated, targeted marketing programs develop list rental usage in the broadest range of potential markets. With the list brokerage business, Walter Karl sources and sells specialty lists to a wide range of businesses in many industries.

Database Licensing Group

Countless applications exist for *info*USA's business and consumer data. The quality and integrity of our databases are what make *info*USA properties the most reliable and useful for value-added resellers. *info*USA data is behind the scenes of numerous products and services of leading companies in a variety of industries. *info*USA has long been the core data provider for over 90% of Internet directory services including AOL and Yahoo!. The *info*USA database also powers in-car navigation/ telematics systems found in select GM, Acura, Lexis and Mercedes vehicles. Leading GIS (geographic information system) and mapping companies incorporate *info*USA data into their products. Most of the country's leading third-party transaction processors and providers of intelligence for businesses and government use *info*USA data to serve the informational needs of their financial clients. Established marketing and analytical companies, like VNU and Claritas, continue to use *info*USA data in their applications.

Distribution Channels

We sell our products and services through direct mail, telemarketing and a large team of Account Executives. We also sell through value added resellers and various websites, such as *info*USA.com, DBLink.com, MrPolk.com, ListBazaar.com and BusinessCreditUSA.com. The sales channels used by us vary by product. We currently employ over 200 sales executives who work with our customers.

Internet Strategy

The Company views the Internet as a dominant and important distribution channel for its information in the future. As the owner of the content, *info*USA is uniquely able to use its content for exploitation of this wonderful channel. We use many website addresses to sell our products and services, such as *info*USA.com, DBLink.com, MrPolk.com, ListBazaar.com and BusinessCreditUSA.com.

During 2002, the Company launched a revolutionary software called Customer Analyzer and Prospect Builder™. This Internet based tool will help small business owners and salespeople to find prospects just like their customers. Most business owners don't know what their current customers are like, and how to find prospects just like their customers. This proprietary software developed by the Company takes the guesswork out of finding new prospects. The customer sends the phone numbers of its existing customers to the Customer Analyzer and Prospect Builder™ software. The phone numbers can be of businesses or consumers or both. The software matches the phone numbers of the customers to *info*USA's business database of 14 million businesses and 250 million consumers. The business customers are analyzed by modeling software that takes into account number of employees, sales volume, credit rating code, years in business etc. The consumer customers are analyzed by such factors as age, income, home value and other characteristics. At the completion of the analysis the customer can see their prospects on the web and choose prospective customers by any zip code, city, state or county. They can preview the names and cherry pick only the prospects they want and save the rest for later. The software also suppresses their existing customers.

*info*Connect[DM] ONE PASS is a state-of-the-art, scalable, on-line, real-time system enabling clients to integrate data from multiple touch points across their enterprise. *info*Connect presents an elemental evolution in customer integration and sets a new standard in delivering speed, accuracy, and customer information management.

We have websites for all our divisions which are selling their products and the products of other divisions on the web. We are sending approximately 10 million e-mails per month to advertise our web sites.

We have advanced our development as e-infomediary by using the Internet as a valuable tool for data compilation as well as distribution. We have introduced Internet opt-in consumer surveys, where consumers can volunteer lifestyle and buyer behavior that can be used to assist web marketers in targeting advertising to best meet their needs. The opt-in feature also allows us to match online and offline data to form a complete profile of consumer purchase intentions and decisions. This self-reported survey information can be obtained on the Internet with more speed, greater accuracy and at lower cost than mail-based surveys. In this way, we intend to use the Internet to increase productivity, cut data compilation costs and obtain more relevant real-time information in the database. As with the consumer surveys, we are adding self-reported options to the *info*USA.com site in order to enhance our database with more unique and valuable information. For example, businesses will be able to update their own database information online, adding content such as names, titles and e-mail addresses of executives, as well as other demographics.

Computer Operations and Database Protection

The Company operates four data centers located in Omaha, Nebraska; Papillion, Nebraska; Carter Lake, Iowa; and Greenwich, Connecticut. The Company also contracts mainframe data processing functions for Donnelley Marketing from an outside vendor. Business continuity is assured through our use of these four separate data center locations. We can reestablish sales, marketing, production and administrative functions at a combination of the data center sites.

The Omaha Data Center supports our Sales Order Entry systems, contact management system, several Internet website systems, electronic data delivery systems, company enterprise systems (e.g. email, file/print servers) and accounting systems. Sales Order Entry and accounting systems run on a midrange IBM AS/400 and two SUN UNIX machines. Contact Management is loaded on a SUN system. The Internet websites reside on approximately 18 SUN and 13 DELL servers. Electronic data delivery systems run on 6 SUN servers. Enterprise systems are driven by DELL servers running Microsoft NT. This center is also the home for the Local and Wide Area Network connectivity for desktop computers in the Omaha facility. Data communications are provided by ATM on an OC3 SHNS ring between the Ralston – Papillion – Carter Lake facilities, a 12 Meg Internet pipe transported on ATM riding a new OC12 SHNS network, and connectivity to the other data centers and remote offices. This center also contains a Nortel Option 81 PBX for telephone and ACD services within the facility. MCIWorldcom and Qwest provide telephone service over diverse access points into the facility. The Omaha data center is protected by a fire suppression system and a battery backup system. Business and financial data is backed up daily and stored off-site.

Our Papillion Data Center contains the data compilation systems, enterprise support systems, and software development platforms. The business database compilation process runs on an IBM AS/400 and utilizes 6 SUN systems to support the Davox predictive dialing program. Software development and testing is done on a mixture of three other IBM AS/400s. The consumer database compilation process utilizes several DELL servers running Microsoft Windows 2000. Enterprise systems are run on large-scale servers running Microsoft NT. Network services to desktop computers and terminals and other data centers are supported in this center. Like the Omaha center, this center also contains a Nortel Option 81 PBX with diverse MCIWorldcom and Qwest telephone service access points into the facility, the ATM OC3 and the OC12 SHNS ring. A fire suppression system, battery backup system, and a diesel generator protect the Papillion center. Data is backed up daily and stored off-site. This facility is staffed with a team of over 80 Information Technology professionals.

The Carter Lake Data Center is home to the business and consumer order fulfillment systems. An IBM AS/400, a DELL server running Microsoft Windows NT and a SUN system, provides fulfillment computer services. Various high-end printers, CDROM, magnetic tape, and diskette devices are used here to produce the customer's product. A Nortel Option 11 PBX provides facility telephone services with connection to Qwest facilities. Data communications have been enhanced by the installation of an ATM ring overlaid on the SHNS service. The Carter Lake center is protected by a fire suppression system and an uninterrupted power supply battery backup system. Data is backed up daily and stored off-site. This facility is staffed by 20 production, operations, and shipping professionals.

The Greenwich Data Center supports Donnelley Marketing for the receipt of customer files and the creation of all customer outputs. Donnelley Marketing has entered into a computer services agreement with (*i*)Structure, a subsidiary of Level3, to outsource all of its mainframe processing. (*i*)Structure provides Donnelley a secure processing environment and state-of-the-art facilities infrastructure with a dedicated mainframe, disk storage, and a combination of virtual, silo, and manual tape. (*i*)Structure is considered one of the premier mainframe outsourcers in the industry. They focus heavily on providing superior customer service and maintaining high security levels. Mainframe hardware at the Distribution Center, used for customer file processing, is connected to (*i*)Structure via multiple high speed DS3 data circuits utilizing CNT channel extender technology. Heavy emphasis is placed on quick turnaround, while maintaining a high level of quality control, to ensure that customer needs are being met.

The Greenwich Data Center, in addition to providing mainframe distribution services, houses eight midrange UNIX Servers, five midrange OpenVMS Servers, multiple high-end NT Servers, and a large PC/LAN Network. A Nortel Option 61 PBX provides telephone services for the facility. The facility also maintains direct connectivity to the Internet and a WAN connection to all other Company computer facilities.

All midrange and mainframe class computers are used to service direct marketing needs to large and mid-sized clients, many in the fortune 500 marketplace. The mainframe is used in every aspect of direct marketing computer services while the mid-range systems are used in a client server or three tiered architecture to house relational database marketing files. All systems are available on a seven day, twenty-four hours a day basis.

Intellectual Property and Other Proprietary Rights

For more than 85 years, Donnelley Marketing, and over the last 30 years, *info*USA have developed a lot of processes, software, techniques and models that are unique, sophisticated and proprietary. Our databases are copyrighted, and we depend on trade secret and non-disclosure safeguards for protection of our intellectual property. We distribute our products under agreements that grant customers a license to use our products in the ordinary course of their businesses and contain terms and conditions prohibiting the unauthorized reproduction of our products. In addition, we generally enter into confidentiality agreements with our management and programming staff and limit access to and distribution of our proprietary information. There can be no assurance that the steps taken by us will be adequate to deter misappropriation of our proprietary rights or independent third party development of substantially similar products and technology. We believe, however, that legal protection of our database and software is less significant than the knowledge and experience of our management and personnel, and their ability to develop and market existing and new products and services to millions of customers.

Competition

The business and consumer marketing information industry is highly competitive. We believe that competition in our industry is based on the quality and comprehensiveness of the information provided, the ability to deliver the information in products and formats that the customer needs, the distribution channel and to a lesser extent, on the pricing of information products and services. We also believe that the ability to provide proprietary consumer and business databases along with data processing and database marketing services is a key competitive advantage. A number of competitors are active in specific aspects of our business. In business sales lead products and credit report market, we face competition primarily from Dun & Bradstreet. Dun & Bradstreet, relies upon information compiled from its credit database. In consumer sales lead products, we compete primarily with Acxiom, Experian and Equifax, both directly and through reseller networks. In data processing services, we compete primarily with Acxiom, Experian and Harte-Hanks Data Technologies.

Employees

As of December 31, 2001, we employed a total of 1,896 people on a full-time basis. None of our employees is represented by a labor union or is the subject of a collective bargaining agreement. We have never experienced a work stoppage and believe that our employee relations are good.

Executive Officers of the Registrant

The current executive officers of the Company are as follows:

Name	Age	Position
Vinod Gupta	55	Chairman of the Board and Chief Executive Officer
Stormy L. Dean	44	Chief Financial Officer
Scott C. Roberts	36	Corporate Controller
Fred Vakili	48	Chief Administration Officer
Allen F. Ambrosino	58	President, Donnelley Marketing
D. Joseph Thayer	35	President, Small Business Group
Monica Messer	39	President and Chief Information Officer, Database and Technology Group
William L. Kerrey	53	Senior Vice President, Licenses
Ed C. Mallin	52	President, Walter Karl
Michael J. Morreale	37	Vice President, Donnelley Marketing
Hans A. Vermandel	49	Vice President, Donnelley Marketing

Vinod Gupta is the founder of the Company and has been Chairman of the Board of the Company since its incorporation in 1972. Mr. Gupta served as Chief Executive Officer of the Company from the time of its incorporation in 1972 until September 1997 and since August 1998. Mr. Gupta holds a B.S. in Engineering from the Indian Institute of Technology, Kharagpur, India, and an M.S. in Engineering and an M.B.A. from the University of Nebraska.

Stormy L.Dean has served as Chief Financial Officer since January 2000. He has also served as the Corporate Controller from September of 1998 until January 2000 and as the acting Chief Financial Officer from January 1998 to August 1998. From August 1995 to September 1998, Mr. Dean served as the Company's tax director. Prior to that, Mr. Dean worked in the Tax Department of Peter Kiewit Sons Inc., a construction and telecommunications company, from January of 1990 until joining the Company in August of 1995. Mr. Dean holds a B.S. in Accounting from the University of Nebraska at Omaha, an M.B.A from the University of Nebraska at Omaha, and a Certified Public Accountant certificate.

Scott C. Roberts has served as Corporate Controller since joining the company in February 2000. From August 1995 until February 2000, Mr. Roberts was the controller for the Life Cycle Services division of Inacom Corp, a technology management services company headquartered in Omaha, Nebraska. From May 1991 until August 1995 Mr. Roberts was the Director of Internal Audit for First National of Nebraska, Inc., a multi-billion dollar bank holding company. Mr. Roberts holds a B.S. in Accounting from the University of Nebraska at Omaha and is a Certified Public Accountant (inactive registrant) in the state of Nebraska.

Fred Vakili has served as Executive Vice President of Administration and Chief Administrative Officer since August of 1998. Mr. Vakili served as Senior Vice President of Special Projects from October 1997 to August 1998, as Senior Vice President of Value Added-Resellers Group and Canada Operations from May 1987 to October 1997, and as Senior Vice President of various Company divisions from 1985 to 1987. Mr. Vakili joined the Company in 1985 as the Product Manager for the Directory Group. Mr. Vakili holds a B.S. in Industrial Engineering and Management from Iowa State University.

Allen F. Ambrosino has served as President of Donnelley Marketing since September 2000, as Executive Vice President of Donnelley Marketing from July 1999 to September 2000, and as President of Database America (DBA) from November 1991 to July 1999. The Company acquired DBA in February 1997. Mr. Ambrosino holds a B.S. in Business Administration from Fairleigh Dickinson University.

DJ Thayer has served as President of the Small Business Group since May 1999, as Senior Vice President from October 1997 to May 1999, and as a Vice President and General Manager since joining the Company in 1993. Prior to that, Mr. Thayer worked for US West, Inc., and as a legislative aide in the U.S. House of Representatives. Mr. Thayer holds a B.A. in Political Science from the University of Nebraska, and an M.B.A. from Auburn University.

Monica Messer has served as President of the Database and Technology Group and Chief Information Officer of the Company since February 1997, and served as a Senior Vice President of the Company from January 1996 to January 1997. Ms. Messer joined the Company in 1983 and has served as a Vice President of the Company since 1985. Ms. Messer holds a B.S. in Business Administration from Bellevue University.

William L. Kerrey has served as Senior Vice President, Licenses since August 1994, and as a Vice President from 1989 to August 1994. Mr. Kerrey holds a B.S. in Economics, a B.S. in Spanish and an M.S. in Agronomy from the University of Nebraska.

Edward C. Mallin has served as President of Walter Karl since June 1998, as Executive Vice President of the National Accounts Division from January 1997 to June 1998 and as President of Compilers Plus from January 1990 to May 1998. Prior to that, Mr. Mallin was Executive Vice President of Compilers Plus which the Company acquired in January 1990. Mr. Mallin holds a B.A. in History from the University of Bridgeport and an M.A. in Business Administration from New York University.

Michael J. Morreale has served as Executive Vice President and Chief Operating Officer of Donnelley Marketing since July 1999. Prior to the Company's acquisition of Donnelley Marketing in July 1999, Mr. Morreale held the position of Senior Vice President, General Manager from April 1997. Mr. Morreale was responsible for leading Donnelley Marketing's sales, marketing, and operations functions. Since 1987, Mr. Morreale has held various corporate, financial and operating positions in the information industry. Mr. Morreale is a summa cum laude graduate of Long Island University and is a graduate of Columbia University's Graduate School of Business Senior Executive Program.

Hans A. Vermandel has served as Vice President and General Manager of Donnelley Marketing since January 2001, and as Senior Vice President and National Sales Manager of Donnelley Marketing from July 1999 to January 2001. Mr. Vermandel served as Vice President and National Sales Manager for the Company's National Accounts division from September 1998 to July 1999, and as a Regional Vice President and Regional Sales Manager from March 1994 to September 1998. Before joining the Company in March 1994, Mr. Vermandel spent 18 years at the Dun & Bradstreet Corporation in a variety of sales and sales management capacities. Mr. Vermandel holds B.S. degrees in both Marketing and Management from The University of Pennsylvania, Wharton School of Economics and Finance.

ITEM 2. ***Properties***

Our headquarters are located in a 148,000 square foot facility in Omaha, Nebraska, where we perform sales and administrative activities. Order fulfillment and shipping is conducted at our 30,000 square foot Carter Lake, Iowa facility, which is located 15 miles from our headquarters. Administration and management are also located in a 24,000 square foot facility in Omaha, Nebraska, which is adjacent to our sales and administration facility. Data compilation, telephone verification, data and product development, and information technology services are conducted at our 130,000 square foot Papillion, Nebraska facility which is located about 5 miles from our headquarters. Donnelley Marketing catalog sales operations are performed in a 40,000 square foot location in Marshfield, Wisconsin. We own these facilities, as well as adjacent land at certain locations for possible future expansion.

In addition, we lease a 69,000 square foot facility in Greenwich, Connecticut which lease expires in September 2003. The Greenwich, Connecticut facility houses various Donnelley Marketing sales and operations functions, and serves as one of our data centers. Donnelley Marketing also leases a 60,000 square foot facility in Ames, Iowa, which houses consumer database and client services operations. Donnelley Marketing is currently headquartered in Omaha, Nebraska. We also lease sales office space at approximately 45 different locations in the United States, Canada and the United Kingdom, the aggregate rental obligations of which are not significant.

ITEM 3. ***Legal Proceedings***

During 2001, the Company settled legal issues totaling $1.1 million in connection with arbitration of two contractual disputes.

ITEM 4. ***Submission of Matters to a Vote of Securityholders***

Not applicable.

PART II

ITEM 5. *Market for the Registrant's Common Equity and Related Stockholder Matters*

Our Common Stock, $0.0025 par value, is traded on the NASDAQ National Market System under the symbol IUSA.

The following table sets forth the high and low closing prices for our Common Stock during each quarter of 2001 and 2000.

COMMON STOCK

	High	Low
2001		
Fourth Quarter......	$ 6.94	$ 4.00
Third Quarter........	$ 6.75	$ 3.84
Second Quarter.....	$ 6.00	$ 3.95
First Quarter	$ 5.13	$ 2.25
2000		
Fourth Quarter.....	$ 4.69	$ 2.06
Third Quarter.......	$ 8.38	$ 4.81
Second Quarter....	$ 9.31	$ 4.75
First Quarter	$ 17.19	$ 9.13

As of March 11, 2002, there were 133 stockholders of record of the Common Stock, and an estimated additional 4,500 stockholders who held beneficial interests in shares of common stock registered in nominee names of banks and brokerage houses.

We have not declared or paid any cash dividends on our capital stock. We intend to retain future earnings to fund the development and growth of our business and, therefore, do not anticipate paying cash dividends within the foreseeable future. Any future payment of dividends will be determined by our Board of Directors and will depend on our financial condition, results of operations and other factors deemed relevant by our Board of Directors. Existing credit agreements generally prohibit the payment of dividends or other distributions with respect to our common stock.

ITEM 6. *Selected Consolidated Financial Data*

The following selected consolidated financial data for, and as of the end of, each of the years in the five-year period ended December 31, 2001 are derived from the Company's audited Consolidated Financial Statements and should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements and related notes included elsewhere in this Form 10-K. The Company has made several acquisitions since 1997 that would affect the comparability of historical data. See Management's Discussion and Analysis of Financial Condition and Results of Operations. The Consolidated Financial Statements as of December 31, 2001 and 2000, and for each of the years in the three-year period ended December 31, 2001, are included elsewhere in this Form 10-K.

	Year Ended December 31,				
	2001	2000	1999	1998	1997
	(in thousands, except per share data)				
Consolidated Statement of Operations Data:					
Net sales	$ 288,738	$ 305,668	$ 265,853	$ 228,678	$ 193,327
Costs and expenses:					
Database and production costs	80,880	101,831	78,644	66,319	55,090
Selling, general and administrative	112,402	149,721	108,435	117,724	80,203
Depreciation of operating assets	17,873	20,005	12,872	9,325	6,754
Amortization of intangible assets (1)	30,254	32,190	22,061	18,147	27,661
Impairment of assets(2)	—	2,135	5,599	—	—
Acquisition costs(3)	493	2,287	4,166	3,643	2,598
Non-cash stock compensation	448	3,113	—	—	—
Restructuring charges(4)	4,899	5,800	—	2,616	—
Provision for litigation settlement(5)	1,104	—	—	4,500	—
In-process research and development(6)	—	—	—	3,834	53,500
Total costs and expenses	248,353	317,082	231,777	226,108	225,806
Operating income (loss)	40,385	(11,414)	34,076	2,570	(32,479)
Other income (expense):					
Investment income	953	1,250	14,196	16,628	3,748
Interest expense	(25,285)	(26,651)	(18,579)	(9,160)	(4,098)
Minority interest income	282	6,294	—	—	—
Gain on issuance of subsidiary stock(7)	—	14,634	8,886	—	—
Other	—	—	—	(2,000)	—
Income (loss) from continuing operations before income taxes, extraordinary item and cumulative effect of change in accounting principle	16,335	(15,887)	38,579	8,038	(32,829)
Income tax expense	11,371	1,320	14,047	5,880	6,987
Income (loss) from continuing operations before extraordinary item and cumulative effect of a change in accounting principle	4,964	(17,207)	24,532	2,158	(39,816)
Loss from discontinued operations (8)	—	(4,160)	(1,474)	—	—
Extraordinary item, net of tax (9)	—	—	128	—	—
Cumulative effect of a change in accounting principle, net of tax (10)	—	(10,266)	—	—	—
Net income (loss)	$ 4,964	$ (31,633)	$ 23,186	$ 2,158	$ (39,816)
Basic earnings (loss) per share from continuing operations	$ 0.10	$ (0.34)	$ 0.51	$ 0.04	$ (0.82)
Diluted earnings (loss) per share from continuing operations	$ 0.10	$ (0.34)	$ 0.51	$ 0.04	$ (0.82)
Basic earnings (loss) per share	$ 0.10	$ (0.63)	$ 0.48	$ 0.04	$ (0.82)
Diluted earnings (loss) per share	$ 0.10	$ (0.63)	$ 0.48	$ 0.04	$ (0.82)
Weighted average shares outstanding – basic	50,651	50,304	48,470	49,314	48,432
Weighted average shares outstanding – diluted	50,651	50,304	48,613	50,215	48,432
Other Data:					
Earnings before interest, taxes, depreciation and amortization ("EBITDA"), as adjusted(11)	$ 88,960	$ 46,029	$ 74,608	$ 33,876	$ 55,436
Cash Flow Data:					
Net cash provided by operating activities	$ 54,549	$ 36,151	$ 30,995	$ 16,742	$ 30,256
Net cash used in investing activities	(32,028)	(29,491)	(200,071)	(36,626)	(99,932)
Net cash from (used in) financing activities	(39,832)	4,187	150,319	38,834	72,832

	December 31,				
	2001	2000	1999	1998	1997
Consolidated Balance Sheet Data:					
Working capital	$ (3,670)	$ 19,943	$ 40,899	$ 70,157	$ 60,007
Total assets	419,088	463,545	473,344	270,773	194,911
Long-term debt, including current portion	225,670	258,652	277,522	128,259	82,000
Stockholders' equity	95,797	90,970	110,811	88,247	80,236

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(1) Effective July 1, 2001, the Company adopted the provisions of Statement of Financial Accounting Standard (SFAS) No. 141, "Business Combinations," and certain provisions of SFAS No. 141, "Goodwill and Other

Intangible Assets." As required by SFAS 141 and SFAS 142, goodwill of $23.6 million resulting from the acquisitions of the Polk City Directories business and the minority interests of infoUSA.com are not subject to amortization.

(2) During 2000, the Company recorded a write-down of $2.1 million for certain capitalized software development costs, fixed assets related to the abandoned infoPIX business photograph project, as well as proposed public offering and leasehold improvement costs of *info*USA.com, a subsidiary of the Company.

During 1999, the Company recorded a write-down of $3.9 million on the Company's existing consumer database due to the acquisition of Donnelley Marketing and a write-down of $1.7 million on leasehold improvements and in-process construction projects due to the move of the Company's data processing operations from Montvale, NY to Greenwich, CT.

(3) Includes the following acquisition costs: 1) $0.5 million for the acquisition of Polk City Directories from Equifax, Inc (2001) 2) $1.8 million for the attempted acquisition of the consumer database division of R.L. Polk and $0.5 million related to the acquisitions of idEXEC, American Church Lists and Getko Direct Response (2000) 3) $4.2 million associated with the acquisition and integration of Donnelley Marketing (1999), 4) $3.0 million of costs associated with the Company's bid to acquire Metromail Corporation and $0.6 million associated with the Company's offering to sell Common Stock which was not completed (1998), and 5) $2.6 million associated with the acquisition and integration of DBA Holdings, Inc. ("DBA") and Pro CD (1997). These costs are not direct costs of acquisition. Rather, these are general and administrative costs incurred in connection with the integration of these businesses.

(4) During 2001, the Company recorded the following restructuring charges: 1) $2.1 million severance costs for approximately 265 employees terminated during 2001, and 2) estimated lease termination costs of $2.8 million associated with the *info*USA.com Foster City, California location.

During 2000, the Company recorded the following restructuring charges: 1) $2.1 million severance costs for approximately 350 employees terminated during December 2000, and 2) estimated lease termination costs of $3.7 million associated with the *info*USA.com Foster City, California location.

During 1998, the Company recorded the following restructuring charges: 1) $1.4 million related to the Company's compilation and sales activities for new businesses, and 2) $1.2 million related to certain cost reduction measures enacted by the Company.

(5) During 2001, the Company settled legal issues totaling $1.1 million in connection with arbitration of two contractual disputes.

During 1998, the Company incurred $4.5 million in damages awarded to Experian Information Solutions, Inc. in connection with arbitration of a contractual dispute.

(6) Includes the following charges for purchased in-process research and development costs associated with the acquisitions of Walter Karl, Inc. of $3.8 million (1998), DBA of $49.2 million (1997), and Pro CD of $4.3 million (1997).

(7) During 2000 and 1999, *info*USA.com, completed its first and second rounds of venture capital financing. As a result of the issuance of common stock of this subsidiary, the Company recorded gains of $14.6 million and $8.9 million, respectively, on the transactions.

(8) During December 2000, the Company discontinued the operations of its VideoYellowPages.com Internet unit and recorded a loss of $4.2 million, net of tax. The loss is comprised of two components: 1) the loss of its results of operations of $3.4 million, net of tax for the full fiscal year, and 2) charges totaling $0.8 million, net of tax, for asset impairments. The loss from this discontinued operation for 1999 was $1.5 million, net of tax.

(9) During 1999, the Company repurchased $9.0 million of its Senior Subordinated Notes. As part of the repurchase, the Company recorded a net gain of $0.1 million.

(10) During 2000, the Company changed its revenue recognition method for data licensing revenue. Effective January 1, 2000, the Company began to recognize revenue on data license arrangements on a straight-line basis. This change in method was made because a growing proportion of such license revenue is from long-term and continuous access agreements. The Company believes the newly adopted method of accounting

better reflects the service commitment inherent in its various license agreements. The cumulative effect of the change in method of $10.3 million is net of income tax benefit of $3.5 million. Assuming the above described revenue recognition policy had been implemented on January 1, 1998, pro forma consolidated net sales, net income from continuing operations and net income from continuing operations per share would have been as follows:

	For the years ended	
	December 31, 1999	December 31, 1998
	(In thousands, except per share amounts)	
Net sales	$ 261,466	$ 226,754
Net income from continuing operations	$ 21,812	$ 965
Basic earnings per share	$ 0.45	$ 0.02
Diluted earnings per share	$ 0.45	$ 0.02

(11) "EBITDA, as adjusted" is defined as operating income (loss) adjusted to exclude depreciation and amortization, impairment of assets, non-cash stock compensation expense and in-process research and development charges. EBITDA is presented because it is a widely accepted indicator of a company's ability to incur and service debt and of the Company's cash flows from operations excluding any non-recurring items. However, EBITDA, as adjusted, does not purport to represent cash provided by operating activities as reflected in the Company's consolidated statements of cash flows, is not a measure of financial performance under generally accepted accounting principles ("GAAP") and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Also, the measure of EBITDA, as adjusted, may not be comparable to similar measures reported by other companies.

ITEM 7. ***Management's Discussion and Analysis of Financial Condition and Results of Operations***

Overview

*info*USA is a leading provider of business and consumer information, data processing and database marketing services. The Company's key assets include proprietary databases of nearly 14 million businesses and 250 million consumers in the United States and Canada. We believe our proprietary content is the most comprehensive and accurate data available. We leverage these key assets by selling through multiple distribution channels to over 4 million customers, which include small and medium-size businesses, Fortune 1000 companies, consumers, and Internet users.

Operating costs increased significantly from 1999 to 2000, due to our execution of the planned expansion of certain Internet initiatives, including *info*USA.com, BusinessCreditUSA.com, Videoyellowpages.com and ListBazaar.com. Most of the operating cost increase was due to selling, general and administrative expenses, whereas database and production costs increased moderately. For the year ended December 31, 2000, net sales for the four Internet divisions increased $10.0 million, or 64% from the year ended December 31, 1999, although total operating costs for the Internet divisions increased $33.9 million to $41.3 million, or 457% from the year ended December 31, 1999. Marketing costs specific to the Internet initiatives represent the principal source of the increase.

During the fourth quarter of 2000, the Company reevaluated its Internet strategy. The Company realized spending was too high on advertising and brand activities that were not profitable. The Company cut back on investments in all four Internet initiatives. The operations of Videoyellowpages.com were discontinued in December of 2000, as the Company realized it did not have the resources required to make this idea succeed. The Company dramatically cut back the marketing expenses in BusinessCreditUSA.com and ListBazaar.com. businesses and rolled them back into the core business. Leveraging off of the high traffic from the *info*USA.com and our partner's website, we have been able to make BusinessCreditUSA.com and List Bazaar.com profitable.

We also reduced the staff and infrastructure in *info*USA.com. The issuance of subsidiary stock to outside investors allowed the Company to execute our planned expansion of *info*USA.com without affecting working capital of core business operations. However, the dramatic changes in the Internet market required us to focus on preserving the remaining investment and revise our strategy to that of turning *info*USA.com into a profitable subsidiary. *info*USA.com reduced its staff from approximately 85 people to 15 people by the end of 2000, with most of the administrative, overhead and support functions being rolled back under the parent company. Effective August 30, 2001, the Company eliminated the minority interest of infoUSA.com, through the acquisition of assets. For the year ended December 31, 2001, operating costs for the 3 remaining Internet divisions decreased $35.1 million to $6.2 million, from the year ended December 31, 2000.

During 2001, the large business segment continued to experience softer customer demand due to the macroeconomic downturn that began in the fourth quarter of 2000. As a result, some of its Fortune 1000 customers were impacted by budgetary constraints and forced to postpone capital spending decisions. Therefore, the large business segment cut costs to be in line with reduced revenue expectations. The large business segment has reduced its operating cost structure and is well positioned to continue to focus on expense control and profitable revenue growth through the development and introduction of innovative new products. These include the recently introduced *info*Connect^{DM} ONE PASS that provides for automated data enhancement and file cleansing services, and MarketZone DS, a premier e-CRM solution that integrates the entire suite of Donnelley products to create a real-time customer content integration and decision support tool.

The Company had previously made certain disclosures relative to the continuing results of operations of acquired companies where appropriate and possible. However, the Company has immediately integrated the operations of the acquired companies into existing operations of the Company for all acquisitions completed since 1997. Generally, the results of operations for these acquired activities are no longer separately accounted for from existing activities. The Company cannot report on the results of operations of acquired companies upon completion of the integration as the results are "commingled" with existing results. Additionally, upon integration of acquired operations, the Company frequently combines acquired products or features with existing products, and experiences significant cross-selling of products between business units, including sales of acquired products by existing business units and sales by acquired business units of existing products.

Critical Accounting Policies

Our significant accounting policies are described in Note 2 to the audited Consolidated Financial Statements. Of those policies, we have identified the following to be the most critical because they are the most important to our portrayal of our results of operations and financial condition and they require management's most difficult, subjective or complex judgments:

- Revenue recognition and related estimates of valuation allowances for doubtful accounts, sales returns and other allowances;
- Database acquisition, development and maintenance expenses; and
- Valuation of long-lived and intangible assets and goodwill.

Revenue recognition. Our revenue has historically been derived predominantly through the sale of customized sales lead generation products. We have successfully capitalized on new markets and applications for our proprietary databases, as our company expanded product and service offerings. We began to recognize significant revenue from data processing services in 1997, following the acquisition of Database America and continued expanding our data processing revenue with the acquisition of Donnelley Marketing in July of 1999. The acquisition of Donnelley Marketing enhanced our proprietary consumer database and database marketing services. The merger made us the only company in our industry to offer proprietary business and consumer data, data processing, and database marketing services and gave us the ability to offer complete solutions and fulfill substantially all the database, data processing, and database marketing needs of our Fortune 1000 customers. With the expansion of our Consumer Products Division, and the acquisition of Pro CD and Digital Directory Assistance, revenue from consumer CD-Rom products increased substantially between 1993 and 1997. Retail sales of consumer products generate leads for our subscription sales department which is highly profitable. Walter Karl was acquired in 1998 and combined with JAMI Marketing Services to form what is now know as Walter Karl, our list brokerage business. Finally, the Company has recognized strong Internet license revenue and Internet content sales since 1999 and believes there is significant opportunity to expand the market for our products and services over the Internet. We estimate that no customer represented greater than approximately 4% of net sales in 2001. As described below, significant management judgments and estimates must be made and used in connection with the revenue recognized in any accounting period.

Approximately 53% of our revenue is recognized when the product is shipped to the customer. This revenue recognition policy applies to prospect lists, mailing labels, published directories, other sales lead products and DVD and CD information products. These product sales are typically evidenced by a written purchase order or by credit card authorization. Sales of DVD and CD information products occur with rights of return. Therefore, we also estimate and record an allowance for product returns and reduce the amount of recognized revenue by anticipated product returns. The estimate of the product returns is made by giving consideration to the historical trends in sales and product returns, estimates of product inventory currently in the channel of distribution, and the timing and release of new product versions.

Revenues derived from data processing services represent approximately 27% of our revenues. Data processing revenues are billed on a time and materials basis, with the recognition of revenue occurring as the services are rendered to the customer.

Revenue from the licensing of our data to third parties represents approximately 20% of our revenue. Licenses are typically evidenced by written contracts. When we commit to provide the customer either continuous data access (i.e., "24/7" access via the Internet) or updates of data files over a period of time, we recognize revenue from the licensing arrangement on a straight-line basis over the life of the agreement. We adopted this policy in 2000 because we believe this method better reflects the service commitment inherent in the licensing agreements in light of a growing proportion of such long-term and continuous access agreements. We also license data to customers with no such commitments. In those cases, we recognize revenue when the data is shipped to the customer and collectibility of the revenue is reasonably assured.

We assess collectibility of revenues and our allowance for doubtful accounts based on a number of factors, including past transaction history with the customer and the credit-worthiness of the customer. We do not request collateral from our customers. An allowance for doubtful accounts is established to record our trade accounts receivable at estimated net realizable value. If we determine that collection of revenues are not reasonably assured at or prior to the delivery of our products, we recognize revenue upon the receipt of cash. Cash-basis revenue recognition periodically occurs in those cases where we sell or license our information products to a poorly capitalized company, such as an Internet startup company. However, sales recognized on this basis are not a significant portion of our total revenues.

Database Costs. The Company's database and production costs are generally charged to expense as incurred and relate principally to maintaining, verifying and updating its databases, fulfilling customer orders and the production of DVD/CD titles. Costs to develop new databases are capitalized by the Company and amortized upon the successful completion of the databases, over a period ranging from one to five years. Our cost of maintaining the Company's consumer and business databases does not necessarily vary directly with revenues since a significant portion of the cost is the maintenance and verification of our existing data. Consequently, operating income may vary significantly with changes in revenue from period-to-period, as our ability to adjust certain elements of our cost structure is limited in the short-run.

At December 31, 2001, capitalized database costs (net of accumulated amortization) were $10 thousand, or less than one percent of total assets. Because we expense the costs of maintaining and verifying the Company's existing database, our balance sheet does not include an asset for the value of our database. We believe that our databases of consumer and business information are valuable intellectual property assets. Our success in marketing our products and services depends, in large part, on our ability to maintain an accurate and reliable database of business and consumer information.

Related party transactions. As discussed in Note 12 to the audited Consolidated Financial Statements included elsewhere in this Form 10-K, the Company paid $2.1 million to Annapurna Corporation, which is 100% owned by Mr. Gupta, who is Chairman and Chief Executive Officer of the Company, for employee travel expenses. The expenses are authorized by the Company's management and board of directors to support Mr. Gupta's responsibilities related to business development, new acquisitions and other strategic initiatives. Arrangements between the Company and Annapurna Corporation are subject to periodic review by the Company's management and board of directors.

Valuation of long-lived and intangible assets and goodwill. We assess the impairment of identifiable intangibles, long-lived assets and related goodwill and enterprise level goodwill whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Factors we consider important which could trigger an impairment review include the following:

- Significant underperformance relative to expected historical or projected future operating results,
- Significant changes in the manner or use of the acquired assets or the strategy for our overall business,
- Significant negative industry or economic trends,
- Significant decline in our stock price, and
- Our market capitalization relative to net book value.

When we determine that the carrying value of intangibles, long-lived assets and related goodwill and enterprise level goodwill may not be recoverable based upon the existence of one or more of the above indicators of impairment, we measure impairment based on estimated fair value of the assets. Net intangible assets, long-lived assets, and goodwill amounted to $284.7 million as of December 31, 2001.

In 2002, Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets" became effective and as a result, we will cease to amortize approximately $16.5 million of goodwill. We had recorded approximately $16.5 million of amortization on these amounts during 2001 and would have recorded approximately $31.5 million of amortization during 2002. In lieu of amortization, we are required to perform an initial impairment review of our goodwill in 2002 and an annual impairment review thereafter. We expect to complete our initial review during the first six months of 2002.

While we do currently do not expect to record an impairment charge upon completion of the initial impairment review, there can be no assurance that at the time the review is completed, or after the annual review thereafter, a material impairment charge will not be recorded.

The Company has supplemented its internal growth through strategic acquisitions. The Company has completed fourteen acquisitions since mid-1996. Through these acquisitions, the Company has increased its presence in the consumer marketing information industry, greatly increased its ability to provide data processing solutions, added two consumer CD-ROM product lines, increased its presence in list management and list brokerage services and broadened its offerings of business and consumer marketing information. The following table summarizes these acquisitions:

Acquired Company	Key Asset	Principal Business Segment	Type of Acquisition	Date Acquired	Transaction Value (in millions)(1)
Digital Directory Assistance	Consumer CD-Rom Products	Small business	Asset purchase	August 1996	$ 17
County Data Corporation	New Businesses Database	Small business	Pooling-of-interests	November 1996	$ 11
Marketing Data Systems	Data Processing Services	Large business	Asset purchase	November 1996	$ 3
BJ Hunter	Canadian Business Database	Small business	Stock purchase	December 1996	$ 3
Database America Companies	Consumer Database and Data Processing Services	Large business	Stock purchase	February 1997	$ 105
Pro CD	Consumer CD-Rom Products	Small business	Asset purchase	August 1997	$ 18
Walter Karl	Data Processing and List Management Services	Large business	Stock purchase	March 1998	$ 19
JAMI Marketing	List Management Services	Large business	Asset purchase	June 1998	$ 13
Contacts Target Marketing	Canadian Business Database	Small business	Asset purchase	July 1998	$ 1
Donnelley Marketing	Consumer Database and Data Processing Services	Large business	Stock purchase	July 1999	$ 200
American Church Lists	Religious Institution Database	Small Business	Stock purchase	March 2000	$ 2
IdEXEC	Executives Database	Large Business	Asset purchase	May 2000	$ 7
Getko Direct Response	Canadian Consumer Database and Data Processing Services	Small Business	Asset Purchase	May 2000	$ 2
infoUSA.com minority interest	Internet license and products	Small Business	Asset Purchase	August 2001	$ 25
Polk City Directories	Business Directories Products	Directories	Asset purchase	October 2001	$ 6

(1) Transaction value includes total consideration paid including cash paid, debt and stock issued plus long-term debt repaid or assumed at the date of acquisition plus, in the case of DBA, a subsequent purchase price adjustment in October 1997.

As part of these strategic acquisitions, the Company has incurred various acquisition-related charges to integrate operations, consisting of: 1) $0.5 million in 2001, in connection with the acquisition of Polk City Directories, 2) $2.3 million in 2000, for the attempted acquisition of the consumer database division of R.L. Polk and the acquisitions of idEXEC, American Church Lists and Getko Direct Response, 3) $9.8 million in 1999 in connection with the acquisition of Donnelley Marketing, 4) $10.1 million in 1998 in connection with the acquisitions of Walter Karl and JAMI Marketing and for certain internal restructuring charges, 5) $56.1 million in 1997 in connection with the acquisitions of DBA and Pro CD. In addition, the Company has amortized goodwill and other intangibles over periods of up to 20 years in connection with acquisitions completed since mid-1996. However, effective January 1, 2002, the Company will no longer amortize all goodwill and certain other intangible assets due to new accounting rules, described in the "Accounting Standards" section that follows. The Company's results for 1999 do not include the operations of American Church Lists, idEXEC and Getko Response, and the results for 2000 and 1999 do not include the minority interests of infoUSA.com and Polk City Directories. While there are currently no binding commitments with respect to any particular future acquisitions, the Company frequently evaluates the strategic opportunities available and intends to pursue strategic acquisitions of complementary products, technologies or businesses that it believes fit its business strategy. In connection with future acquisitions, the Company expects that it will be required to incur additional acquisition-related charges to operations.

Associated with the acquisitions previously described, the Company has recorded amortization expense on goodwill and other purchased intangibles as summarized in the following table (amounts in thousands):

Fiscal Year	Amount
1997	$ 27,661
1998	18,147
1999	22,061
2000	32,190
2001	30,254

Results of Operations

The following table sets forth, for the periods indicated, certain items from the Company's statement of operations data expressed as a percentage of net sales. The amounts and related percentages may not be fully comparable due to the acquisition of Donnelley Marketing in July 1999, American Church Lists in March 2000 and idEXEC and Getko Direct Response in May 2000, the minority interest in infoUSA.com in August 2001 and Polk City Directories in October 2001:

	Year Ended December 31,		
	2001	2000	1999
Consolidated Statement of Operations Data:			
Net sales	100%	100%	100%
Costs and expenses:			
Database and production costs	28	33	30
Selling, general and administrative	39	49	41
Depreciation and amortization	17	17	13
Impairment of assets	—	1	2
Acquisition costs	—	1	2
Non-cash stock compensation	—	1	—
Restructuring charges	2	2	—
Provision for litigation settlement	—	—	—
Total costs and expenses	86	104	88
Operating income (loss)	14	(4)	12
Other income, net	(8)	(1)	2
Income (loss) before income taxes from continuing operations	6	(5)	14
Income tax expense	4	—	5
Income (loss) from continuing operations	2	(5)	9
Discontinued operations, net of tax	—	(2)	—
Income (loss) before cumulative effect of a change in accounting principle	2	(7)	9
Cumulative effect of a change in accounting principle, net of tax	—	(3)	—
Net income (loss)	2%	(10)%	9%
EBITDA, as adjusted(1)	31%	15%	28%
Other Data:			
Sales by Segment:			
Small business	$ 133.7	$ 140.2	$ 129.9
Large business	155.0	165.5	136.0
Total	$ 288.7	$ 305.7	$ 265.9
Sales by Segment as a Percentage of Net Sales:			
Small business	46%	46%	49%
Large business	54	54	51
Total	100%	100%	100%

(1) "EBITDA, as adjusted," is defined as operating income (loss) adjusted to exclude depreciation and amortization, impairment of assets, non-cash stock compensation expense and in-process research and development charges. EBITDA, as adjusted, is presented because it is a widely accepted indicator of a company's ability to incur and service debt and of the Company's cash flows from operations excluding any non-recurring items. However, EBITDA, as adjusted, does not purport to represent cash provided by operating activities as reflected in the Company's consolidated statements of cash flows, is not a measure of financial performance under generally accepted accounting principles ("GAAP") and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Also, the measure of EBITDA, as adjusted, may not be comparable to similar measures reported by other companies.

2001 Compared to 2000

Net sales

Net sales for 2001 were $288.7 million, a decrease of 6% from $305.7 million in 2000. The decrease in net sales is principally due to softer customer demand and a general slow-down in the United States economy. Net sales of the small business segment for 2001 were $133.7 million, a 5% decrease from $140.2 million in 2000. The decrease in net sales is principally due to softer customer demand related to the general slow-down in the United States economy and the tragic events of September 11. $9.0 million of the decrease specifically related to the sale of content to list brokers and resellers, who are more adversely affected by the economic downturn. The net sales amounts are not fully comparable due to the acquisition of Polk City Directories in October 2001. The Company immediately integrated the operations of Polk City Directories into existing operations and cannot report the results of operations of Polk City Directories upon completion of the integration, as the results are commingled with existing results. Additionally, upon integration of acquired operations, the Company frequently combines acquired products or features with existing products, and experiences significant cross-selling of products between business units, including sales of acquired products by existing business units and sales by acquired business units of existing products. The small business segment principally engages in the selling of sales lead generation and consumer DVD products to small to medium sized companies, small office and home office businesses and individual consumers. This segment also includes the sale of content via the Internet.

Net sales of the large business segment for 2001 were $155.0 million, a 6% decline from $165.5 million in 2000. The decrease in net sales is principally due to softer customer demand related to the general slow-down in the United States economy and the adverse impact from the continued decline by its Internet license customers. License revenues were $46.5 million in 2001, a decline of $5.1 million from $51.6 million for 2000, primarily due to a decreased number of Internet license customers directly related to the down turn experienced by many Internet companies since early 2000.

Database and production costs

Database and production costs for 2001 were $80.9 million, or 28% of net sales, compared to $101.8 million, or 33% of net sales for 2000. The decrease in database and production costs as a percentage of net sales is primarily due to headcount reductions and favorable changes in product sales mix in the large business segment and reduced costs associated with the Internet businesses initiated by the Company in December 2000. Database and production costs for the large business segment were 22% of net sales for 2001, a decrease of $8.5 million, compared to the rate of 26% of net sales for 2000. Database and production costs for corporate activities for 2001 decreased $3.9 million compared to 2000, due to decreased data compilation and data acquisition costs. Database and production costs for the Internet businesses decreased $4.9 million to $0.7 million for 2001, compared to $5.6 million for 2000.

Selling, general and administrative expenses

Selling, general and administrative expenses for 2001 were $112.4 million, or 39% of net sales, compared to $149.7 million, or 49% of net sales for the same period of 2000. The decrease in selling, general and administrative expenses is principally due to: 1) reduced marketing and advertising costs, principally related to the various Internet initiatives, and 2) headcount reductions between December 2000 and June 2001. Marketing and advertising costs for 2001 were $12.2 million, or 4% of net sales, compared to $31.8 million, or 10% of net sales for 2000. Marketing and advertising expenses related to the various Internet divisions were $0.3 million for 2001, reflecting a decrease of $13.8 million, or 5% of net sales, compared to $14.1 million for 2000. Marketing and advertising expenses related to the core businesses were $11.9 million for 2001, or $5.7 million lower compared to 2000. Salaries and wages for marketing and general administration for 2001 were $63.3 million, or 22% of net sales, a reduction of $15.9 million compared to $79.2 million, or 26% of net sales for 2000.

Depreciation and amortization expenses

Depreciation and amortization expenses for 2001 were $48.1 million (comprised of $30.2 million for amortization of goodwill and other intangible assets and $17.9 million for depreciation of operating assets), or 17% of net sales, compared to $52.2 million (comprised of $32.2 million for amortization of goodwill and other intangible assets and $20.0 million for depreciation of operating assets), or 17% of net sales for 2000. The decrease in depreciation and amortization expenses is principally due to certain intangible assets and software development costs becoming fully amortized.

Non-cash stock compensation expense

Non-cash stock compensation expenses were $0.4 million, or less than 1% of net sales, compared to $3.1 million, or 1% of net sales for 2000. The decrease in non-cash stock compensation expense is principally due to the workforce reduction of infoUSA.com, described above in the "Overview" section. Additionally, due to the fact that the Company eliminated the minority interest in its infoUSA.com subsidiary through the purchase of assets, it did not and will not incur non-cash stock compensation expense related to the infoUSA.com subsidiary options during the fourth quarter of 2001 and subsequent periods.

Restructuring costs

During 2001, the Company recorded restructuring charges of $4.9 million due to a lease termination agreement and charges related to workforce reductions. On July 30, 2001, infoUSA.com, a subsidiary of the Company, negotiated a lease termination agreement for its Foster City, California facility. The Company paid $4.7 million to satisfy the remaining eight year term of the lease agreement, and recorded additional charges of $2.8 million for costs of the lease settlement not previously recorded. The Company also recorded $2.1 million for workforce reduction charges that included involuntary employee separation costs for approximately 265 employees discharged during 2001, in administration, sales support and marketing functions.

During 2000, the Company recorded restructuring charges totaling $5.8 million as a part of the Company's overall strategy to reduce costs and continue commitment to its core businesses. The cost containment program included a reduction in the planned investment in the Company's Internet businesses and plans to reduce total headcount. The Company recorded an accrual of $3.7 million for lease payments for the former Foster City, California facility and an accrual of $2.1 million for workforce reductions of approximately 350 employees. Employees discharged during 2000 received cash severance payments totaling $2.1 million during the first six months of 2001, with no severance payments remaining deferred and payable as of June 30, 2001.

Litigation settlement charge

The Company is involved in various legal proceedings, including product liability and other matters of a nature considered normal to its business. During 2001, the Company settled two legal matters totaling $1.1 million.

Acquisition costs

During 2001, the Company recorded charges of $0.5 million related to the Company's acquisition of Polk City Directories, representing costs to integrate these operations into the Company's existing operations. These costs were not directly related to the acquisition of Polk City Directories, and therefore could not be capitalized as part of the purchase price.

During 2000, the Company recorded acquisition costs of $2.3 million, including $0.5 million principally related to the Company's acquisition of American Church Lists, idEXEC and Getko, representing costs to integrate these acquired operations into the Company's existing operations. The Company also recorded $1.8 million of costs associated with the Company's bid to acquire the consumer database division of R.L. Polk.

Operating income

Including the factors previously described, the Company had operating income of $40.4 million, or 14% of net sales for 2001, compared to an operating loss of $11.4 million, or 4% of net sales for 2000.

Operating income for the small business segment for 2001 was $60.4 million, or 45% of net sales, as compared to $32.4 million, or 23% of net sales for 2000. The increase in operating income as a percentage of net sales is principally due to staffing reductions previously described and the Company's cost reduction efforts related to various

Internet initiatives. Substantially all costs related to the Internet divisions are included in the small business segment. See the sections "Overview" and "Selling, general and administrative expenses" for additional information describing the Internet divisions and the effects on the results of operations.

Operating income for the large business segment for 2001 was $81.1 million, or 52% of net sales, as compared to $75.5 million, or 46% of net sales for 2000. The increase in operating income as a percentage of net sales is principally related to the Company's staffing reductions previously described and a change in the product sales mix previously described in the section "Database and production costs."

Other expense, net

Other expense net, was $24.1 million, or 8% of net sales, and $4.5 million, or 1% of net sales, for 2001 and 2000, respectively. Other expense is comprised of interest expense, investment income, minority interest in subsidiary and other income or expense items which do not represent components of operating income or expense of the Company.

Interest expense was $25.3 million and $26.7 million for 2001 and 2000, respectively. Investment income was $1.0 million and $1.3 million, for 2001 and 2000, respectively. During the year 2000, infoUSA.com, a subsidiary of the Company, completed additional venture capital financing and recorded a gain of $14.6 million on the issuance of stock of this subsidiary. The issuance of subsidiary stock to outside investors allowed the Company to continue to execute its planned expansion related to infoUSA.com as an online provider of white and yellow page directory assistance and an internet destination for sales and marketing tools and information, without effecting working capital of existing operations.

Minority interest in loss of subsidiary of $0.3 million and $6.3 million for 2001 and 2000, respectively, represents the minority investors' share of infoUSA.com's net loss for the periods then ended. Effective August 30, 2001, the Company eliminated the minority interest of its subsidiary, infoUSA.com, through the acquisition of the subsidiary's operating assets.

Income taxes

A provision for income taxes of $11.4 million and $1.3 million was recorded for 2001 and 2000, respectively. The gain the Company recorded on the issuance of subsidiary stock during 2000 was not subject to income tax expense. The provisions for income taxes also reflect the inclusion of amortization of certain intangibles in taxable income not deductible for tax purposes.

Discontinued operations, net of tax

During December 2000, the Company closed the operations of its VideoYellowPages.com Internet unit. VideoYellowPages.com recorded revenues of $0.2 million and operating expenses of $6.9 million, for a pre-tax operating loss of $6.7 million and an after-tax loss of $4.2 million during 2000. Included in the operating expenses of $6.9 million for 2000, the Company recorded asset impairment charges of $1.2 million and restructuring charges of $0.1 million related to discontinuing the operations of VideoYellowPages.com.

Cumulative effect of accounting change, net of tax

During 2000, the Company changed its revenue recognition method for data licensing revenue. Effective January 1, 2000 the Company began to recognize revenue on data license arrangements on a straight-line basis. This change in method was made because a growing proportion of such license revenue is from long-term and continuous access agreements. The Company believes the newly adopted method better reflects the service commitment inherent in its various license agreements. The cumulative effect of the change in method of $10.3 million is net of income tax benefit of $3.5 million.

EBITDA, as adjusted

The Company's EBITDA, as adjusted was $89.0 million, or 31% of net sales for 2001, compared to $46.0 million, or 15% of net sales for 2000.

2000 Compared to 1999

Net sales

Net sales for 2000 were $305.7 million, a 15% increase from $265.9 million in 1999. Net sales of the small business segment were $140.2 million, an 8% increase from $129.9 million in 1999. The small business segment principally engages in the selling of sales lead generation and consumer CD-Rom and DVD products to small to medium sized companies, small office and home office businesses and individual consumers. This segment also includes the sale of content via the Internet. The acquisitions of American Church Lists in March 2000, idEXEC and Getko in May 2000 contributed to the increase, although the sales associated with these acquired entities were not significant. The overall increase in the net sales of the small business segment is principally due to the acquisition of Donnelley in July 1999 and the related sale of Donnelley's consumer data by this segment although the amount can not be accurately quantified.

Generally, upon integration of an acquired business, the Company frequently combines acquired products or features with existing products, and experiences significant cross-selling of products between business units, including sales of acquired products by existing business units and sales of existing products by acquired business units. Additionally, effective January 1, 2000, the operations related to Donnelley were reorganized and certain operations that were previously included in the large business segment have been included in the small business segment from January 1, 2000 forward. The small business segment has experienced growth in its vertical market groups including the middle markets, government, library, medical and field sales offices groups. Additionally, the Company recorded Internet content sales of $3.9 million in 2000, an 18% increase from $3.3 million in 1999. The increase in net sales by the small business segment described above was partially offset by a decrease in the net sales of consumer CD-Rom products. The Company recorded net sales of $10.8 million of consumer CD-Rom products during 2000, compared to $19.0 million in 1999. The decline in net sales of consumer CD-Rom products is the result of general market conditions and the Company's unsatisfactory execution of merchandising programs with retailers and a change in the timing of new product releases.

Net sales of the large business segment were $165.5 million, a 22% increase from $136.0 million in 1999. Included in the large business segment are sales of data processing services and Internet-based database licenses. The increase in net sales for the large business segment is due to the following: 1) acquisition of Donnelley in July 1999 and idEXEC in May 2000, 2) increased sales of Internet-based database licenses, and 3) increased sales of marketing database licenses due to the addition of certain significant license arrangements. Additionally, the amounts are not fully comparable as effective January 1, 2000, the operations related to Donnelley were reorganized and certain operations that were previously included in the large business segment have been included in the small business segment from January 1, 2000 forward. The amount of sales transferred to the small business segment due to the reorganization can not be accurately quantified for reasons previously described.

Certain comparative information related to the large business segment includes: 1) net sales of Internet-based database licenses for 2000 were $20.2 million, a 62% increase from $12.5 million in 1999, and 2) net sales of data processing services were $77.1 million, a 3% increase from $74.8 million in 1999.

Database and production costs

Database and production costs for 2000 were $101.8 million, or 33% of net sales, an increase of 3% of net sales compared to $78.6 million, or 30% of net sales for 1999. The increase in database and production costs as a percentage of net sales is partially due to the acquisition of Donnelley in July 1999. Sales associated with the Donnelley operations have a larger composition of data processing and client services than the sales associated with the remainder of the Company's operations.

The increase in database and production costs as a percentage of net sales is principally due to the execution of the Company's planned expansion related to various Internet initiatives. Database and production costs related to the various Internet divisions increased $4.6 million to $5.6 million, or 2% of net sales for 2000, compared to $1.0 million, or less than 1% of net sales for 1999. The increase for the Internet divisions is due to additional information technology and data content costs.

Selling, general and administrative expenses

Selling, general and administrative expenses for 2000 were $149.7 million, or 49% of net sales, an increase of 8% of net sales compared to $108.4 million, or 41% of net sales for 1999. The increase in selling, general and administrative expenses as a percentage of net sales is principally due to the execution of the Company's planned expansion related to various Internet initiatives. Selling, general and administrative costs related to the various Internet divisions increased $19.1 million, to $25.5 million, or 8% of net sales for 2000, compared to $6.4 million, or 2% of net sales for 1999. The increase in selling, general and administrative expenses related to the Internet divisions included the following items: 1) increase in advertising costs of $8.6 million for a total of $11.9 million for 2000, 2) increase in salaries and wages of $6.7 million for a total of $8.8 million for 2000, 3) increase in bad debt of $1.1 million for a total of $1.3 million for 2000, 4) increase in building lease, taxes and maintenance expenses of $1.2 million for a total of $1.4 million for 2000 and, 5) increase of travel and entertainment costs of $0.8 million for a total of $1.0 million for 2000.

Depreciation and amortization expenses

Depreciation and amortization expenses for 2000 were $52.2 million, or 17% of net sales, compared to $34.9 million, or 13% of net sales for 1999. The increase in depreciation and amortization expenses is primarily due to the acquisition of Donnelley in July 1999.

Impairment of assets

During 2000, the Company recorded asset impairment charges totaling $2.1 million, or 1% of net sales. The impairment charges included: 1) $1.0 million for the infoPix business photograph database and related equipment, 2) $0.9 million for *info*USA.com public offering costs and certain leasehold improvements for the Foster City, CA facility, and 3) $0.2 million for capitalized software costs related to the Company's data warehousing project which was discontinued due to the Company's cost containment plans previously described.

During 1999, the Company recorded asset impairment charges totaling $5.6 million, or 2% of net sales. The impairment charges included: 1) a write-down of $3.9 million on the Company's existing consumer database white pages file which was impaired due to the addition of the more complete Donnelley consumer file with the acquisition of Donnelley in July 1999, and 2) a write-down of $1.7 million on certain leasehold improvements and in-process construction projects which were abandoned due to the move of data processing services operations from Montvale, NJ to Greenwich, CT.

Acquisition costs

During 2000, the Company recorded various integration-related charges of $2.3 million, or 1% of net sales. These costs included $0.5 million related to the integration of American Church Lists, idEXEC and Getko into the Company's existing operations and $1.8 million associated with the Company's unsuccessful bid to acquire the consumer database division of R.L. Polk.

During 1999, the Company recorded various integration-related charges of $4.2 million, or 2% of net sales. The integration-related charges included consulting costs, management bonuses, direct travel and entertainment costs and other direct integration-related charges. These costs were not directly related to the acquisition of Donnelley, and therefore could not be capitalized, but were costs associated with the integration of Donnelley operations into the Company's existing operations.

Non-cash stock compensation expense

During 2000, the Company recorded a non-cash charge of $3.1 million, or 1% of net sales, related to the issuance of stock options for *info*USA.com, a subsidiary of the Company. The non-cash charges represent compensation in the form of stock option and warrant grants by the subsidiary to non-employees and vendors.

Restructuring charges

During 2000, the Company recorded restructuring charges of $5.8 million as a part of the Company's overall strategy to reduce costs and continue commitment to its core businesses. The cost containment program included a reduction in the planned investment in the Company's Internet businesses and plans to reduce total headcount from 2,200 to 1,841. The Company recorded a $3.7 million accrual for the lease buyout of the Foster City, California facility and $2.1 million for workforce reduction charges. The workforce reduction charges included involuntary employee separation costs for approximately 350 employees that included charges of $0.8 million for employees in the Company's Internet businesses, $0.7 million for employees of the large business segment, $0.4 million for employees of the small business segment and $0.2 for administrative employees. As of December 31, 2000, employees received cash severance payments totaling $0.3 million during 2000 with $1.8 million paid during 2001. At December 31, 2000, these deferred payments were classified in the Statement of Consolidated Financial Position as other liabilities.

Operating income

Including the factors previously described, the Company had an operating loss of $11.4 million, or 4% of net sales for 2000, compared to operating income of $34.1 million, or 12% of net sales for 1999. Excluding acquisition-related, integration, restructuring and asset impairment charges previously described, the Company would have had an operating loss of $1.2 million, or less than 1% of net sales for 2000, compared to $43.8 million, or 16% of net sales for 1999.

Operating income for the small business segment for 2000 was $32.4 million, or 23% of net sales, as compared to $61.7 million, or 48% of net sales for 1999. The decrease in operating income as a percentage of net sales is principally due to the Company's execution of the planned expansion related to various Internet initiatives. Substantially all costs related to the Internet divisions are included in the small business segment. See the sections "Selling, general and administrative expenses" and "database and production costs" previously described, for additional information describing the Internet divisions, the effects on the results of operations and expected trend for 2001.

Operating income for the large business segment for 2000 was $75.5 million, or 46% of net sales, as compared to $55.9 million, or 41% of net sales for 1999. The increase in operating income as a percentage of net sales is partially due to the overall increase in sales of marketing database licenses and Internet-based database licenses, as the cost margins associated with these products are lower than the cost margins associated with the remainder of the large business segment's products. Additionally, the Company implemented a cost reduction program as part of the acquisition of Donnelley in July 1999. Subsequent to the acquisition of Donnelley, the Company was successful in reducing operating costs related to the acquired operations and achieved its desired cost reduction levels by the end of 1999.

Other income (expense), net

Other income (expense), net was $(4.5) million, or (1)% of net sales, and $4.5 million, or 2% of net sales, 2000 and 1999, respectively. Other income (expense) is comprised of interest expense, investment income, minority interest in subsidiary and other income or expense items which do not represent components of operating income (expense) of the Company.

Investment income was $1.3 million and $14.2 million for 2000 and 1999, respectively. During 1999, the Company realized a gain of $10.3 million on the disposition of its holdings in InfoSpace.com common stock, the proceeds of which were used to reduce the debt outstanding incurred as part of the acquisition of Donnelley.

Interest expense was $26.7 million and $18.6 million for 2000 and 1999, respectively. The increase in interest expense is primarily the result of the addition of the Deutsche Bank Credit Facilities used to finance the acquisition of Donnelley in July 1999.

Minority interest in subsidiary of $6.3 million for 2000, represents the unaffiliated investors' share of *info*USA.com's net loss for the period then ended.

During 2000, *info*USA.com, a subsidiary of the Company, completed additional private equity financing. As a result of the issuance of stock of this subsidiary, the Company recorded a gain of $14.6 million. The issuance of subsidiary stock to outside investors allowed the Company to continue to execute its planned expansion related to *info*USA.com as an online provider of white and yellow page directory assistance and an Internet destination for sales and marketing tools and information without affecting working capital of existing operations. The dramatic changes in the Internet market during the fourth quarter 2000 and the first quarter of 2001 has required the Company to focus on preserving the remaining investment and revise its strategy for turning *info*USA.com into a profitable subsidiary. The Company has initiated cost reduction plans, as described above, for *info*USA.com and the other Internet businesses to achieve profitable operations during fiscal year 2001.

Income taxes

A provision for income taxes of $1.3 million and $14.0 million was recorded for 2000 and 1999, respectively. The gain the Company recorded on the issuance of subsidiary stock is not subject to income tax expense. The provisions for these periods also reflect the inclusion of amortization of certain intangibles in taxable income not deductible for tax purposes. The provisions for the periods beginning January 1, 2000 do not include the net losses associated with *info*USA.com, as this entity is not included in the Company's consolidated federal income tax return from this date forward.

The income tax expense is higher (or benefit is lower) than expected principally due to significant nondeductible expenses related to the amortization of intangible assets arising from acquisitions and valuation reserves recognized for deferred tax assets related to net operating losses generated by the Company's subsidiary *info*USA.com. These items are offset in part by the gains on issuance of subsidiary stock by *info*USA.com, which is not subject to income tax expense.

Loss from discontinued operations, net of tax

During December 2000, the Company closed the operations of its VideoYellowPages.com Internet unit and recorded a loss from discontinued operations of $4.2 million, net of income tax benefit. The loss is comprised of two components: 1) the loss of $3.4 million, net of tax, for the full fiscal year, and 2) charges totaling $0.8 million, net of tax, for assets to be disposed of or abandoned by the Company related to the discontinued operations.

Extraordinary item, net of tax

During the first quarter of 1999, the Company repurchased $9.0 million of its 9 1/2% Senior Subordinated Notes (the "Notes"). In connection with the repurchase of the Notes, the Company recorded a gain of $0.1 million, net of deferred financing costs of $0.4 million written-off in proportion to the face amount of Notes purchased and retired.

Cumulative effect of accounting changes, net of tax

During 2000, the Company changed its method of accounting for data licensing arrangements sold with updates to record revenue on a straight-line basis over the license term. This new adopted method of accounting was made because it better reflects the service commitment inherent in the Company's licensing agreements in light of the growing proportion of such license revenue resulting from long-term and continuous access agreements. The Company believes the new method better reflects the service commitment inherent in its various license agreements. The cumulative effect of the change in method of $10.3 million is net of income tax benefit of $3.5 million.

EBITDA, as adjusted

Excluding the non-cash stock compensation expense and non-cash portion of the acquisition costs and restructuring charges, the Company's EBITDA, as adjusted, was $46.0 million, or 15% of net sales for 2000, and $74.6 million, or 28% of net sales for 1999.

Liquidity and Capital Resources

General information

During 1999 in conjunction with the acquisition of Donnelley, the Company negotiated a credit arrangement ("Senior Debt Credit facility") that includes a revolving credit facility of $25.0 million, as amended. During 2000, the Company sought and obtained certain modifications to the Senior Debt Credit facility to permit continued availability of borrowing under such credit facility. As of December 31, 2001, the Company had no borrowings under the revolving credit facility, with the exception of two outstanding letters of credit in the amount of $6.3 million reducing the availability under the revolving credit facility to $18.7 million.

During the first quarter of 2002, the Company continued to make voluntary payments on its Senior Debt Credit facility, with voluntary payments totaling $4.1 million.

On March 6, 2002, the Company refinanced the Senior Debt Credit facility administered by Deutsche Bank with Banc of America Securities, LLC. Available borrowings under the new Senior Debt Credit facility are $47.0 million for Term A, $45.0 million for Term B and $18.0 million under a revolving credit facility. The Company is subject to certain financial covenants in the Senior Debt Credit facility, including funded debt leverage ratio, senior debt leverage ratio, fixed charge coverage ratio and minimum consolidated EBITDA. Management believes the Company has been in compliance with all restrictive covenants of the Company's current and new Senior Debt Credit facility described above. Refer to Note 8 to the Company's audited Consolidated Financial Statements "Financing Arrangements," included elsewhere in this Form 10-K, for additional information regarding the Company's long-term debt.

The Company believes that its existing sources of liquidity and cash generated from operations, assuming no significant acquisitions, will satisfy the Company's projected working capital and other cash requirements for at least the next 12 months. To the extent the Company experiences growth in the future, the Company anticipates that its operating and investing activities may use cash. Any such future growth and any acquisitions of other technologies, products or companies may require the Company to seek additional equity or debt financing, which may not be available or may be dilutive.

Consolidated Statements of Cash Flows Information:

As of December 31, 2001, the Company's principal sources of liquidity included cash and cash equivalents of $4.4 million. As of December 31, 2000, the Company had working capital of $19.9 million, with substantially all the working capital held by infoUSA.com. The Company's access to the working capital of its subsidiary, infoUSA.com, was restricted. The amount of working capital that was not restricted as to access in 2000 was $7.2 million.

Net cash provided by operating activities during 2001 totaled $54.5 million compared to net cash provided by operating activities of $36.2 million during 2000.

During 2001, the Company spent $22.7 million for acquisitions of businesses and minority interests of a subsidiary, net of cash acquired, $5.9 million for additions of property and equipment, and $2.4 million related to software and database development costs. The Company used $41.9 million on the repayment of long-term debt, and received cash proceeds of $2.4 million from a mortgage on a building the Company acquired.

During 2000, the Company spent $9.2 million for additions of property and equipment, $8.8 million for acquisitions of businesses, net of cash acquired, $11.6 million related to software and database development costs. The Company used $22.3 million on the repayment of long-term debt, and received cash proceeds of $22.8 million on the issuance of stock in its subsidiary infoUSA.com and $4.2 million from the exercise of stock options.

During 1999, the Company spent $9.0 million for additions of property and equipment, $10.4 million related to internal software development costs and $577 thousand related to database development costs.

The Company acquired Donnelley Marketing effective July 1999. The Company paid $206.4 million related to the acquisition, including consideration paid for the acquisition of $200.0 million and $6.4 million for capitalized acquisition costs. As part of the acquisition, the Company borrowed $165.0 million under a credit facility. The Company paid financing costs of $4.0 million to secure the financing arrangement. The Company also utilized existing cash and marketable securities of approximately $45.0 million to purchase Donnelley.

During 1999, the Company spent $6.6 million to repurchase common stock of the Company and $8.4 million to repurchase outstanding Senior Subordinated Notes of the Company.

During 1999, the Company's subsidiary received $10.0 million on the issuance of common stock of a subsidiary and $7.8 million on proceeds from the exercise of stock options.

The following table summarizes the Company's contractual obligations as of December 31, 2001:

	Less than 1 year	1 to 3 years	4 to 5 years	After 5 years
			(In thousands)	
Long-term debt	$ 19,770	$ 45,277	$ 43,624	$ 116,998
Capital lease obligations	2,882	1,210	—	—
Operating leases	6,369	8,548	3,882	3,635
Unconditional purchase obligations	—	—	—	—
Other long-term obligations	—	—	—	—
Total cash contractual obligations	$ 29,021	$ 53,035	$ 47,506	$ 120,633

Consolidated Balance Sheet Information:

Trade accounts receivable decreased from $58.5 million at December 31, 2000 to $44.9 million at December 31, 2001. The Company's related days sales outstanding ("DSO") calculation for the fiscal year 2001 was 56 days, compared to 69 days for the fiscal year 2000. The decrease is principally due to the enforcement of stricter credit policies and the implementation of more aggressive collection practices.

Intangible assets, net of amortization, decreased from $296.1 million at December 31, 2000 to $284.7 million at December 31, 2001. The decrease is principally due to the amortization of capitalized software development costs and assets related to the acquisitions described in the "Overview" section. Depreciation and amortization expense totaled $48.1 million during 2001.

Accrued expenses decreased from $14.8 million at December 31, 2000 to $9.2 million at December 31, 2001 principally due to the payments for restructuring liabilities of $4.7 million related to the cost reduction program initiated in December 2000, as described in the "Overview" and "Restructuring costs" sections above.

Deferred revenue included in current liabilities decreased from $19.4 million at December 31, 2000 to $17.4 million at December 31, 2001. The decrease is primarily due to a decrease in Internet license agreements, as the Company recognizes revenue on data license arrangements with updates on a straight-line basis.

Long term debt decreased from $258.7 million at December 31, 2000 to $225.7 million at December 31, 2001. The Company made repayments on long-term debt totaling $41.9 million during 2001. The Company made voluntary prepayments of $22.5 million and $12.2 million of scheduled payments on the Senior Debt Credit Facility.

Long term deferred revenue at December 31, 2001 of $9.0 million represents a customer prepayment on a long-term data license arrangement.

Accounting Standards

In June 2001, the Financial Accounting Standards Board issued SFAS No. 141, "Business Combinations", which requires all business combinations initiated after June 30, 2001 to be accounted for using the purchase method.

In June 2001, the Financial Accounting Standards Board also issued SFAS No. 142, "Goodwill and Other Intangible Assets". This statement:

- replaces the requirement to amortize goodwill and certain other intangible assets with an annual impairment test, and
- requires an evaluation of the useful lives of intangible assets and an impairment test for goodwill upon adoption.

Goodwill and intangible assets with indefinite lives that result from acquisitions of businesses and minority interests after June 30, 2001, are not subject to amortization under the provisions of SFAS 142. The provisions of this statement are fully effective for fiscal years beginning after December 15, 2001, so the Company must adopt the provisions of SFAS 142 in the financial statements for the quarter ended March 31, 2002. Beginning January 1, 2002, the Company ceased the amortization of goodwill, the result of which is no further expense for the amortization of these intangible assets in 2002 and future years. Amortization expense for goodwill and intangible assets with indefinite lives was $16.5 million in 2001, compared to total intangible asset amortization of $30.3 million for 2001. The Company has not yet completed the evaluation whether or not it has any impairment charges in our consolidated financial statements that may result from the initial impairment test that is required upon adoption of SFAS 142. The Company expects to complete this initial impairment test within the first six months of 2002. We currently do not expect to record an impairment charge upon completion of the initial impairment review. However, there can be no assurance that at the time the review is completed a material impairment charge will not be recorded.

In October 2001, the Financial Accounting Standards Board also issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets". The provisions of this statement are effective for fiscal years beginning after December 15, 2001. Therefore, the Company is required to adopt the provisions of SFAS No. 144 in its financial statements for the quarter ended March 31, 2002. Management does not expect the adoption of this statement to significantly impact the consolidated financial statements.

Factors That May Affect Operating Results

Our Internet strategy is subject to review and revision.

Our Internet strategy is to leverage our proprietary content into multiple vertical market applications and provide marketing solutions for electronic commerce applications. The strategy of developing more efficient and profitable applications of our content through the Internet is evolving. We cannot guarantee that our customers will choose to have our products and services delivered to them over the Internet. If we are successful in developing Internet applications, we may face strong competition from current and potential competitors, including other Internet companies and other providers of business and consumer databases. We will review our Internet strategy from time to time and may continue to revise it.

Our markets are highly competitive and many of our competitors have greater resources than we do.

The business and consumer marketing information industry in which we operate is highly competitive. Intense competition could harm us by causing, among other things, price reductions, reduced gross margins, and loss of market share. Our competition includes:

- In consumer sales lead generation products, Acxiom, Experian (a subsidiary of Great Universal Stores, P.L.C. ("GUS")), and Equifax, both directly and through reseller networks.

- In data processing services, Acxiom, Experian, Direct Marketing Technologies (a subsidiary of GUS) and Harte-Hanks Communications, Inc.

- In business sales lead generation products, Experian and Dun's Marketing Services ("DMS"), a division of Dun & Bradstreet. DMS, which relies upon information compiled from Dun & Bradstreet's credit database, tends to focus on marketing to large companies.

- In business directory publishing, we compete with Regional Bell Operating Companies and many smaller, regional directory publishers.

- In consumer products, certain smaller producers of CD-Rom products.

- Technologies which companies may install and implement in-house as part of their internal information systems functions, instead of purchasing or outsourcing such functions.

In addition, we may face competition from new entrants to the business and consumer marketing information industry as a result of the rapid expansion of the Internet, which creates a substantial new channel for distributing business information to the market. Many of our competitors have longer operating histories, better name recognition and greater financial resources than we do, which may enable them to implement their business strategies more readily than we can.

We are highly leveraged. If we are unable to service our debt as it becomes due, our business would be harmed.

As of December 31, 2001, we had total indebtedness of approximately $225.7 million, including $106.0 million of Notes due under an indenture (the "Indenture") and $99.1 million under a $195 million Senior Secured Credit facility. On March 12, 2002, the Company refinanced the Senior Secured Credit facility with Banc of America Securities, LLC. Under the refinanced Senior Secured Credit facility, the payment terms of the Term Loans A and B were changed such that the total debt will be due on December 31, 2005. Substantially all of our assets are pledged as security under the terms of the Senior Secured Credit facility. The indebtedness under the Senior Secured Credit facility was incurred in connection with our acquisition of Donnelley Marketing in 1999.

Our ability to pay principal and interest on the Notes issued under the Indenture and the indebtedness under the Senior Secured Credit facility and our ability to satisfy our other debt obligations will depend upon our future operating performance. Our performance will be affected by prevailing economic conditions and financial, business and other factors. Certain of these factors are beyond our control. The future availability of revolving credit under the Senior Secured Credit facility will depend on, among other things, our ability to meet certain specified financial ratios and maintenance tests. We expect that our operating cash flow should be sufficient to meet our operating expenses, to make necessary capital expenditures and to service our debt requirements as they become due. If we are unable to service our indebtedness, however, we will be forced to take actions such as reducing or delaying acquisitions and/or capital expenditures, selling assets, restructuring or refinancing our indebtedness (including the Notes issued under the Indenture and the Senior Secured Credit facility) or seeking additional equity capital. We may not be able to implement any such measures or obtain additional financing or terms that are favorable or satisfactory to us, if at all.

The terms of our current indebtedness may restrict our ability to take certain actions that fit our business strategy.

Our existing credit facilities contain certain covenants which restrict our ability to:

- Incur additional indebtedness;
- Pay dividends and make certain other similar payments;
- Guarantee indebtedness of others;
- Enter into certain transactions with affiliates;
- Consummate certain asset sales, certain mergers and consolidations, sales or other dispositions of all or substantially all of our assets
- Acquire other companies; and
- Obtain dividends or certain other payments from our subsidiaries.

These restrictions may impair our ability to take certain actions that fit our business strategy. A breach of any of these covenants could result in an event of default under the terms of our existing credit facilities. Upon the occurrence of an event of default, the lenders could elect to declare all amounts outstanding, together with accrued interest, to be immediately due and payable. If the payment of any such indebtedness is accelerated, our assets may not be sufficient to repay in full the indebtedness under our credit facilities and our other indebtedness. Moreover, if we were unable to repay amounts owed to the lenders under our credit facilities, the lenders could foreclose on our assets that secure the indebtedness.

Under the terms of our current indebtedness, the occurrence of a change of control of infoUSA could have serious adverse financial consequences to us.

If a change of control of *info*USA were to occur, we would in certain circumstances be required to make an offer to purchase all outstanding Notes under the Indenture at a purchase price equal to 101% of the principal amount of the Notes, together with accrued and unpaid interest. There can be no guarantee that, if this were to happen, we would have sufficient funds to purchase the Notes. In addition, a change of control and any repurchase of the Notes upon a change of control may constitute an event of default under our other current or future credit facilities. In that event, our obligations under such credit facilities could be declared due and payable by the lenders, and the lenders may also have the right to be paid for all outstanding obligations under such credit facilities before we repurchase any of the Notes.

Fluctuations in our operating results may result in decreases in the market price of our common stock.

Our operating results may fluctuate on a quarterly and annual basis. Our expense levels are relatively fixed and are based, in part, on our expectations as to future revenues. As a result, unexpected changes in revenue levels may have a disproportionate effect on operating performance in any given period. In some period or periods our operating results may be below the expectations of public market analysts and investors. Our failure to meet analyst or investor expectations could result in a decrease in the market price of our common stock.

If we do not adapt our products and services to respond to changes in technology, they could become obsolete.

We provide marketing information and services to our customers in a variety of formats, including printed formats, electronic formats such as CD-Rom and DVD, and over the Internet. Advances in information technology may result in changing customer preferences for products and product delivery formats. If we do not successfully adapt our products and services to take advantage of changes in technology and customer preferences, our business, financial condition and results of operations would be adversely affected.

We have adopted an Internet strategy because we believe that the Internet represents an important and rapidly evolving market for marketing information products and services. Our business, financial condition and results of operations would be adversely affected if we:

- Fail to develop products and services that are well suited to the Internet market;
- Experience difficulties that delay or prevent the successful development, introduction and marketing of these products and services; or
- Fail to achieve sufficient traffic to our Internet sites to generate significant revenues, or to successfully implement electronic commerce operations.

Changes in laws and regulations relating to data privacy could adversely affect our business.

We engage in direct marketing, as do many of our customers. Certain data and services provided by us are subject to regulation by federal, state and local authorities in the United States as well as those in Canada and the United Kingdom. In addition, growing concerns about individual privacy and the collection, distribution and use of information about individuals have led to self-regulation of such practices by the direct marketing industry through guidelines suggested by the Direct Marketing Association and to increased federal and state regulation. There is increasing awareness and concern among the general public regarding marketing and privacy concerns, particularly as it relates to the Internet. This concern is likely to result in new laws and regulations. Compliance with existing federal, state and local laws and regulations and industry self-regulation has not to date seriously affected our business, financial condition or results of operations. Nonetheless, federal, state and local laws and regulations designed to protect the public from the misuse of personal information in the marketplace and adverse publicity or potential litigation concerning the commercial use of such information may increasingly affect our operations. This could result in substantial regulatory compliance or litigation expense or a loss of revenue.

Our business would be harmed if we do not successfully integrate future acquisitions.

Our business strategy includes continued growth through acquisitions of complementary products, technologies or businesses. We have made fourteen acquisitions since mid-1996 and completed the integration of these acquisitions into our existing business by the end of 2001. We continue to evaluate strategic opportunities available to us and intend to pursue opportunities that we believe fit our business strategy. Acquisitions of companies, products or technologies may result in the diversion of management's time and attention from day-to-day operations of our business and may entail numerous other risks, including difficulties in assimilating and integrating acquired operations, databases, products, corporate cultures and personnel, potential loss of key employees of acquired businesses, difficulties in applying our internal controls to acquired businesses, and particular problems, liabilities or contingencies related to the businesses being acquired. To the extent our efforts to integrate future acquisitions fail, our business, financial condition and results of operations would be adversely affected.

ITEM 7A. *Quantitative and Qualitative Disclosures About Market Risk*

The Company is not exposed to material future earnings or cash flow exposures from changes in interest rates on long-term debt as the majority of the Company's debt is at fixed rates. At December 31, 2001, the fair value of the Company's long-term debt is based on quoted market prices at the reporting date or is estimated by discounting the future cash flows of each instrument at rates currently offered to the Company for similar debt instruments of comparable maturities. At December 31, 2001, the Company had long-term debt with a carrying value of $225.7 million and estimated fair value of approximately $222.6 million. The market risk is estimated as the potential decrease in fair value of the Company's long-term debt resulting from a hypothetical increase of 10% in the rates currently offered to the Company. An increase in interest rates would result in approximately a $3.3 million decrease in fair value of the Company's long-term debt.

ITEM 8. *Financial Statements and Supplementary Data*

The information required by this item (other than selected quarterly financial data which is set forth below) is incorporated by reference to the Consolidated Financial Statements included elsewhere in this Form 10-K. The following table sets forth selected financial information for each of the eight quarters in the two-year period ended December 31, 2001. This unaudited information has been prepared by the Company on the same basis as the consolidated financial statements and includes all normal recurring adjustments necessary to present fairly this information when read in conjunction with the Company's audited consolidated financial statements and the notes thereto.

	2001 Quarter Ended				2000 Quarter Ended			
	March 31	June 30	September 30	December 31	March 31	June 30	September 30	December 31
Statement of Operations Data:								
Net sales (6)	$73,853	$70,909	$68,498	$75,478	$81,521	$77,669	$76,076	$ 70,402
Costs and expenses:								
Database and production costs	21,387	19,526	19,032	20,935	25,683	25,676	26,027	24,444
Selling, general and administrative	27,261	26,682	26,341	32,118	37,244	40,039	35,801	36,638
Depreciation and amortization	12,733	12,189	11,736	11,469	12,158	13,490	13,123	13,424
Impairment of assets(1)	--	--	--	--	--	--	--	2,135
Acquisition costs (2)	--	--	--	493	1,380	821	86	--
Non-cash stock compensation	77	225	146	--	1,222	1,685	1,229	(1,023)
Litigation settlement charges(3)	--	--	--	1,104	--	--	--	--
Restructuring charges(4)	876	767	2,989	267	--	--	--	5,800
Operating income (loss)	11,519	11,520	8,254	9,092	3,834	(4,042)	(190)	(11,016)
Other income (expense), net	(6,729)	(6,268)	(5,146)	(5,907)	(3,877)	7,396	(5,187)	(2,805)
Income (loss) from continuing operations before income taxes, extraordinary item and cumulative effect of a change in accounting principle	4,790	5,252	3,108	3,185	(43)	3,354	(5,377)	(13,821)
Income tax expense	2,936	3,047	2,874	2,514	247	1,364	1,141	(1,433)
Income (loss) from continuing operations before extraordinary item and cumulative effect of a change in accounting principle	1,854	2,205	234	671	(290)	1,990	(6,518)	(12,388)
Discontinued operations, net of tax(5)	--	--	--	--	(1,004)	(611)	(733)	(1,813)
Cumulative effect of accounting change, net of tax (6)	--	--	--	--	(10,266)	--	--	--
Net income (loss)	$1,854	$ 2,205	$ 234	$ 671	$(11,560)	$ 1,379	$ (7,251)	$(14,201)
Basic earnings (loss) per share from continuing operations	$ 0.04	$ 0.05	$ 0.00	$ 0.01	$ (0.01)	$ 0.04	$ (0.13)	$ (0.24)
Diluted earnings (loss) per share from continuing operations	$ 0.04	$ 0.05	$ 0.00	$ 0.01	$ (0.01)	$ 0.04	$ (0.13)	$ (0.24)
Basic earnings (loss) per share	$ 0.04	$ 0.05	$ 0.00	$ 0.01	$ (0.23)	$ 0.03	$(0.14)	$ (0.28)
Diluted earnings (loss) per share	$ 0.04	$ 0.05	$ 0.00	$ 0.01	$ (0.23)	$ 0.03	$ (0.14)	$ (0.28)
Weighted average shares outstanding – basic	50,609	50,571	50,571	50,891	49,610	49,900	50,751	50,858
Weighted average shares outstanding – diluted	50,609	50,571	50,587	50,903	49,610	49,928	50,751	50,858

	2001 Quarter Ended				2000 Quarter Ended			
	March 31	June 30	September 30	December 31	March 31	June 30	September 30	December 31
Statement of Operations Data:								
As a Percentage of Net Sales:								
Net sales	100%	100%	100%	100%	100%	100%	100%	100%
Costs and expenses:								
Database and production costs	29	28	28	28	32	33	34	35
Selling, general and administrative	37	38	39	43	46	52	47	52
Depreciation and amortization	17	17	17	15	15	17	17	19
Impairment of assets	--	--	--	--	--	--	--	3
Acquisition costs	--	--	--	1	2	1	--	--
Non-cash stock compensation	--	--	--	--	2	2	2	(1)
Litigation settlement charges	--	--	--	1	--	--	--	--
Restructuring charges	1	1	4	--	--	--	--	8
Operating income (loss)	16	16	12	12	5	(5)	--	(16)
Other income (expense), net	(9)	(9)	(8)	(8)	(5)	10	(7)	(4)
Income (loss) from continuing operations before income taxes, discontinued operations and cumulative effect of a change in accounting principle	7	7	4	4	--	4	(7)	(20)
Income taxes	4	4	4	(3)	--	1	2	(2)
Income (loss) from continuing operations before discontinued operations and cumulative effect of a change in accounting principle	3	3	--	1	--	3	(9)	(17)
Discontinued operations, net of tax	--	--	--	--	(1)	(1)	(1)	(3)
Cumulative effect of accounting change, net of tax	--	--	--	--	(13)	--	--	--
Net income (loss)	3%	3%	--%	1%	(14)%	2%	(10)%	(20)%

(1) During 2000, the Company recorded a write-down of $2.1 million for certain capitalized software development costs, fixed assets related to the abandoned infoPIX business photograph project, as well as proposed public offering and leasehold improvement costs of infoUSA.com, a subsidiary of the Company.

(2) Includes the following acquisition costs: 1) $0.5 million associated with the acquisition and integration of Polk City Directories (2001), 2) $1.8 million for the attempted acquisition of the consumer database division of R.L. Polk and $0.5 million related to the acquisitions of idEXEC, American Church Lists and Getko Direct Response (2000).

(3) During 2001, the Company settled legal issues totaling $1.1 million in connection with arbitration of two contractual disputes.

(4) During 2001, the Company recorded the following restructuring charges: 1) $2.3 million severance costs for approximately 265 employees terminated during 2001, and 2) lease termination costs of $2.6 million associated with the *info*USA.com Foster City, California location.

During 2000, the Company recorded charges of $2.1 million severance for approximately 350 employees terminated during December 2000 and lease termination costs of $3.7 million associated with the infoUSA.com Foster City, California location.

(5) During December 2000, the Company discontinued the operations of its VideoYellowPages.com Internet unit and recorded a loss during 2000 of $4.2 million, net of tax. The loss is comprised of two components: 1) the loss of its results of operations of $3.4 million, net of tax for the full fiscal year, and 2) charges totaling $0.8 million, net of tax, for asset impairments. The loss from this discontinued operation for 1999 was $1.5 million, net of tax.

(6) During 2000, the Company changed its revenue recognition method for data licensing revenue. Effective January 1, 2000, the Company began to recognize revenue on data license arrangements on a straight-line basis. This change in method was made because a growing proportion of such license revenue is from long-term and continuous access agreements. The Company believes the newly adopted method of accounting better reflects the service commitment inherent in its various license agreements. The cumulative effect of the change in method of $10.3 million, is net of income tax benefit of $3.5 million, for the year ending December 31, 2000. The accompanying interim financial information for 2000 has been restated to recognize revenues according to the newly adopted method as of January 1, 2000. The change in revenue recognition for data licensing revenue resulted in an increase (decrease) of $623 thousand, $(1.2) million, $255 thousand and $940 thousand for the quarters ending March 31, June 30, September 30 and December 31, 2000, respectively.

ITEM 9. *Changes in and Disagreements with Accountants on Accounting and Financial Disclosure*

None

PART III

ITEM 10. *Directors and Executive Officers of the Registrant*

The required information regarding Directors of the registrant is incorporated by reference to the information under the caption "Nominees for Election at the Annual Meeting" and "Incumbent Directors whose Terms of Office Continue After the Annual Meeting" in the Company's definitive proxy statement for the Annual Meeting of Stockholders to be held on May 3, 2002.

The required information regarding Executive Officers of the registrant is contained in Part I of this Form 10-K.

The required information regarding compliance with Section 16(a) of the Securities Exchange Act is incorporated by reference to the information under the caption "Section 16(a) Beneficial Ownership Reporting Compliance" in the Company's definitive proxy statement for the Annual Meeting of Stockholders to be held on May 3, 2002.

ITEM 11. *Executive Compensation*

Incorporated by reference to the information under the captions "Board Compensation," "Executive Compensation," "Report of the Compensation Committee," and "Certain Transactions" in the Company's definitive proxy statement for the Annual Meeting of Stockholders to be held on May 3, 2002.

ITEM 12. *Security Ownership of Certain Beneficial Owners and Management*

Incorporated by reference to the information under the caption "Security Ownership" in the Company's definitive proxy statement for the Annual Meeting of Stockholders to be held on May 3, 2002.

ITEM 13. *Certain Relationships and Related Transactions*

Incorporated by reference to the information under the captions "Certain Transactions" in the Company's definitive proxy statement for the Annual Meeting of Stockholders to be held on May 3, 2002.

ITEM 14. *Exhibits, Financial Statement Schedules and Reports on Form 8-K*

(a) The following documents are filed as a part of the Report:

1. *Financial Statements.* The following Consolidated Financial Statements of *info*USA Inc. and Subsidiaries and Report of Independent Accountants are included elsewhere in this Form 10-K:

2. *Financial Statement Schedule.* The following consolidated financial statement schedule of *info*USA Inc. and Subsidiaries for the years ended December 31, 2001, 2000 and 1999 is filed as part of this Report and should be read in conjunction with the Consolidated Financial Statements.

Schedules not listed above have been omitted because they are not applicable or are not required or the information required to be set forth therein is included in the consolidated financial statements or notes thereto.

3. *Exhibits.* The following Exhibits are filed as part of, or incorporated by reference into, this report:

2.1	—	Asset Purchase Agreement between the Company and Digital Directory Assistance, Inc. is incorporated herein by reference to exhibits filed with the Company's Current Report on Form 8-K dated September 10, 1996.
2.2	—	Agreement and Plan of Reorganization between the Company and the Shareholders of County Data Corporation is incorporated herein by reference to Exhibits filed with Company's Annual Report on Form 10-K for the Fiscal Year Ended December 31, 1996.
2.3	—	Agreement and Plan of Reorganization between the Company and the Shareholders of 3319971 Canada Inc. is incorporated herein by reference to Exhibits filed with Company's Annual Report on Form 10-K for the Fiscal Year Ended December 31, 1996.
2.4	—	Agreement and Plan of Reorganization between the Company and the Shareholders of Marketing Data Systems, Inc. is incorporated herein by reference to exhibits filed with the Company's Registration Statement on Form S-3 (File No. 333-36669) filed October 23, 1997.
2.5	—	Agreement and Plan of Reorganization between the Company and the Shareholders of DBA Holdings, Inc. is incorporated herein by reference to exhibits filed with the Company's Current Report on Form 8-K dated February 28, 1997.
2.6	—	Agreement and Plan of Reorganization between the Company and the Shareholders of Pro CD, Inc. is incorporated herein by reference to exhibits filed with the Company's Current Report on Form 8-K Dated September 8, 1997.

2.7	—	Stock Purchase Agreement between the Company and the Shareholders of Walter Karl, Inc. is incorporated herein by reference to exhibits filed with the Company's Current Report on Form 8-K Dated February 24, 1998.
2.8	—	Asset Purchase Agreement between the Company and JAMI Marketing Services, Inc. is incorporated herein by reference to exhibits filed with the Company's Annual Report on Form 10-K for the Fiscal Year ended December 31, 1998.
2.9	—	Agreement and Plan of Reorganization by and among the Company, Hugo Acquisition Corporation, First Data Corporation, First Data Information Management Group, Inc., DM Holdings, Inc., Donnelley Marketing Holdings, Inc., and Donnelley Marketing, Inc. is incorporated herein by reference to exhibits filed with the Company's Current Report on Form 8-K dated May 28, 1999.
3.1	—	Certificate of Incorporation, as amended through October 22, 1999, is Incorporated herein by reference to exhibits filed with Company's Registration Statement on Form 8-A, as amended, filed March 20, 2000.
3.2	—	Bylaws are incorporated herein by reference to the Company's Registration Statement on Form S-1 (File No. 33-42887), which became effective February 18, 1992.
3.3	—	Amended and Restated Certificate of Designation of Participating Preferred Stock, filed in Delaware on October 22,1999, is incorporated herein by reference to exhibits filed with the Company's Registration Statement on Form 8-A, as amended, Filed March 20, 2000.
4.1	—	Preferred Share Rights Agreement is incorporated herein by reference to the Company's Registration Statement on Form 8-A, as amended, filed March 20, 2000.
4.2	—	Specimen of Common Stock Certificate is Incorporated herein by reference to the exhibits filed with the Company's Registration Statement on Form 8-A, as amended), filed March 20, 2000.
4.4	—	Purchase Agreement dated June 12, 1998 between the Company, BT Alex. Brown Incorporated, Goldman, Sachs & Co. and Hambrecht & Quist LLC is incorporated herein by reference to exhibits filed with the Company's Quarterly Report on Form 10-Q for the Quarter ended June 30, 1998.
4.5	—	Indenture dated as of June 18, 1998 (the "Indenture") by and between the Company and State Street Bank and Trust Company of California, N.A., as Trustee is incorporated herein by reference to Exhibits filed with the Company's Quarterly Report on Form 10-Q for the Quarter ended June 30, 1998.
4.6	—	Exchange and Registration Rights Agreement dated as of June 18, 1998 by and among the Company and BT Alex. Brown Incorporated, Goldman, Sachs & Co. and Hambrecht & Quist LLC as the Initial Purchâsers is incorporated herein by reference to Exhibits filed with the Company's Quarterly Report on Form 10-Q for the Quarter ended June 30, 1998.
4.7	—	Form of New 9 ½% Senior Subordinated Note due 2008 is incorporated herein by reference to exhibits filed with the Company's Registration Statement on Form S-4 (File No. 333-61645), filed December 15, 1999.
4.8	—	Credit Agreement by and among *info*USA, Inc., various Lenders (as defined therein) and Bank of America, N.A. dated as of March 6, 2002, filed herewith.

4.9	—	Pledge Agreement by and among *info*USA, Inc., various Lenders (as defined therein) and Bank of America, N.A. dated as of March 6, 2002, filed herewith.
4.10	—	Security Agreement by and among *info*USA, Inc., various Lenders (as defined therein) and Bank of America, N.A. dated as of March 6, 2002, filed herewith.
4.11	—	Subsidiaries Guaranty Agreement by and among *info*USA, Inc., various Lenders (as defined therein) and Bank of America, N.A. dated as of March 6, 2002 , filed herewith.
10.1	—	Form of Indemnification Agreement with Officers and Directors is incorporated herein by reference to exhibits filed with the Company's Registration Statement on Form S-1 (File No. 33-51352), filed August 28, 1992.
10.2	—	1992 Stock Option Plan as amended is incorporated herein by reference to exhibits filed with the Company's Registration Statement on Form S-8 (File No. 333-37865), filed October 14, 1997.
10.3	—	1997 Stock Option Plan as amended is incorporated herein by reference to exhibits filed with the Company's Registration Statement on Form S-8 (File No. 333-82933), filed July 15, 1999.
10.4	—	Employment Agreement dated February 11, 1997 between the Company and Allen F. Ambrosino, incorporated herein by reference to exhibits filed with the Company's Annual Report on Form 10-K for the Year ended December 31, 2001.
10.5	—	Amended and Restated Database License Agreement between Donnelley Marketing, Inc. and First Data Resources, Inc. dated as of July 23, 1999 is incorporated herein by reference to exhibits filed with the Company's Quarterly Report on Form 10-Q for the Quarter ended June 30, 1999.
10.6	—	Covenant not to compete by First Data Corporation to *info*USA Inc. dated as of July 23, 1999 is incorporated herein by reference to exhibits filed with the Company's Quarterly Report on Form 10-Q for the Quarter ended June 30, 1999.
18.1	—	Preferability Letter from KPMG to the Company dated March 30, 2001, incorporated herein by reference to exhibits filed with the Company's Annual Report on Form 10-K for the Year ended December 31, 2001.
21.1	—	Subsidiaries and State of Incorporation, filed herewith.
23.1	—	Consent of Independent Accountants, filed herewith.
24.1	—	Power of Attorney, filed herewith.

(b) Reports on Form 8-K:

No reports on Form 8-K have been filed during the quarter ended December 31, 2001.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

*info*USA INC.

By: /s/ STORMY L. DEAN
Stormy L. Dean
Chief Financial Officer
(principal accounting and financial officer)

Dated: March 27, 2002

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, this Annual Report on Form 10-K has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ VINOD GUPTA Vinod Gupta	Chairman of the Board and Chief Executive Officer (principal executive officer)	March 27, 2002
/s/ STORMY L. DEAN Stormy L. Dean	Chief Financial Officer (principal accounting officer and principal financial officer)	March 27, 2002
/s/ J. ROBERT KERREY J. Robert Kerrey	Director	March 27, 2002
/s/ ROB S. CHANDRA Rob S. Chandra	Director	March 27, 2002
/s/ CYNTHIA H. MILLIGAN Cynthia H. Milligan	Director	March 27, 2002
/s/ GEORGE F. HADDIX George F. Haddix	Director	March 27, 2002
/s/ ELLIOT S. KAPLAN Elliot S. Kaplan	Director	March 27, 2002
/s/ HAROLD ANDERSEN Harold Andersen	Director	March 27, 2002
/s/ PAUL A. GOLDNER Paul A. Goldner	Director	March 27, 2002

*info*USA INC. AND SUBSIDIARIES

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

INDEPENDENT AUDITORS' REPORT

The Stockholders and Board of Directors
*info*USA Inc.:

We have audited the accompanying consolidated balance sheets of *info*USA Inc. and subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of operations, stockholders' equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2001. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of *info*USA Inc. and subsidiaries as of December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 2 to the consolidated financial statements, during 2000 the Company changed its method of accounting for data licensing arrangements sold with updates.

/s/ KPMG LLP
KPMG LLP

Omaha, Nebraska
January 18, 2002, except as to the third paragraph of Note 8 which is March 6, 2002

*info*USA INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
(In thousands, except share and per share amounts)

ASSETS	December 31, 2001	December 31, 2000
Current assets:		
Cash and cash equivalents, including restricted cash of $20,511 in 2000	$ 4,382	$ 21,693
Marketable securities	1,037	102
Trade accounts receivable, net of allowances of $4,670 and $4,724, respectively	44,890	58,501
List brokerage trade accounts receivable	16,992	13,499
Income taxes receivable	—	4,267
Prepaid expenses	6,861	6,067
Deferred income taxes	1,251	—
Deferred marketing costs	2,058	2,469
Total current assets	77,471	106,598
Property and equipment, net	51,640	54,709
Intangible assets, net	284,675	296,060
Other assets	5,302	6,178
	$ 419,088	$ 463,545
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Current portion of long-term debt	$ 19,770	$ 17,779
Accounts payable	7,760	11,484
List brokerage trade accounts payable	15,031	13,981
Accrued payroll expenses	7,891	7,458
Accrued expenses	9,240	14,828
Income taxes payable	4,030	—
Deferred income taxes	—	1,688
Deferred revenue	17,419	19,437
Total current liabilities	81,141	86,655
Long-term debt, net of current portion	205,900	240,873
Deferred income taxes	27,250	29,955
Deferred revenue	9,000	12,000
Minority interest	—	3,092
Stockholders' equity:		
Preferred stock, $.0025 par value. Authorized 5,000,000 shares; none issued or outstanding	—	—
Common stock, $.0025 par value. Authorized 295,000,000 shares; 51,850,339 shares issued and 50,891,248 shares outstanding at December 31, 2001 and 51,519,872 shares issued and 50,520,620 outstanding at December 31, 2000	130	129
Paid-in capital	93,551	96,539
Retained earnings	11,801	6,837
Treasury stock, at cost, 959,091 shares held at December 31, 2001 and 999,252 shares held at December 31, 2000	(7,028)	(7,271)
Notes receivable from officers	(1,296)	—
Unamortized stock compensation	—	(4,543)
Accumulated other comprehensive loss	(1,361)	(721)
Total stockholders' equity	95,797	90,970
Commitments and contingencies		
	$ 419,088	$ 463,545

See accompanying notes to consolidated financial statements.

infoUSA INC. SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except per share amounts)

	For the years ended		
	December 31, 2001	December 31, 2000	December 31, 1999
Net sales	$ 288,738	$ 305,668	$ 265,853
Costs and expenses:			
Database and production costs (excluding non-cash stock compensation expense of $19 for year ended December 31, 2000)	80,880	101,831	78,644
Selling, general and administrative (excluding non-cash stock compensation expense of $448 and $3,094 for years ended December 31, 2001 and 2000, respectively)	112,402	149,721	108,435
Depreciation and amortization	48,127	52,195	34,933
Impairment of assets	—	2,135	5,599
Acquisition costs	493	2,287	4,166
Non-cash stock compensation	448	3,113	—
Restructuring charges	4,899	5,800	—
Provision for litigation settlement	1,104	—	—
	248,353	317,082	231,777
Operating income (loss)	40,385	(11,414)	34,076
Other income (expense):			
Investment income	953	1,250	14,196
Interest expense	(25,285)	(26,651)	(18,579)
Minority interest	282	6,294	—
Gain on issuance of subsidiary stock	—	14,634	8,886
Income (loss) from continuing operations before income taxes, extraordinary item and cumulative effect of change in accounting principle	16,335	(15,887)	38,579
Income tax expense	11,371	1,320	14,047
Income (loss) from continuing operations before extraordinary item and cumulative effect of a change in accounting principle	4,964	(17,207)	24,532
Discontinued operation:			
Loss from discontinued operations, net of tax	—	(3,389)	(1,474)
Loss on disposal of discontinued operations, net of tax	—	(771)	—
Extraordinary item, net of tax	—	—	128
Cumulative effect of a change in accounting principle, net of tax	—	(10,266)	—
Net income (loss)	$ 4,964	$ (31,633)	$ 23,186
Basic earnings (loss) per share:			
Income (loss) from continuing operations	$ 0.10	$ (0.34)	$ 0.51
Loss on discontinued operation and abandonment of subsidiary	—	(0.08)	(0.03)
Change in accounting principle	—	(0.21)	—
Net income (loss)	$ 0.10	$ (0.63)	$ 0.48
Weighted average shares outstanding	50,651	50,304	48,470
Diluted earnings (loss) per share:			
Income (loss) from continuing operations	$ 0.10	$ (0.34)	$ 0.51
Loss on discontinued operation and abandonment of subsidiary	—	(0.08)	(0.03)
Change in accounting principle	—	(0.21)	—
Net income (loss)	$ 0.10	$ (0.63)	$ 0.48
Weighted average shares outstanding	50,651	50,304	48,613
Pro forma amounts assuming the new revenue recognition method is applied retroactively for net income (loss) from continuing operations:			
Basic earnings (loss) per share			$ 0.45
Diluted earnings (loss) per share			0.45

See accompanying notes to consolidated financial statements.

*info*USA INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY AND COMPREHENSIVE INCOME
for the years ended December 31, 1999, 2000, and 2001
(In thousands, except share amounts)

	Common Stock	Paid-In Capital	Retained Earnings	Treasury Stock	Unamortized Stock Compensation	Notes Receivable for Officer Stock	Accumulated Other Comprehensive Income (Loss)	Total Stock-holders' Equity
Balances, December 31, 1998	$ 124	$ 72,476	$ 15,284	$ (2,951)	$ —	$ —	$ 3,314	$ 88,247
Comprehensive income:								
Net income	—	—	23,186	—	—	—	—	23,186
Foreign currency translation adjustments	—	—	—	—	—	—	(641)	(641)
Change in unrealized gain, net of tax	—	—	—	—	—	—	(3,314)	(3,314)
Total comprehensive income	—	—	—	—	—	—	—	19,231
Issuance of 1,096,288 shares of common stock	3	7,771	—	—	—	—	—	7,774
Issuance of 78,510 shares of treasury stock for Company's match of 401(k) plan contribution	—	160	—	334	—	—	—	494
Tax benefit related to employee stock options	—	1,618	—	—	—	—	—	1,618
Acquisition of treasury stock	—	—	—	(6,553)	—	—	—	(6,553)
Balances, December 31, 1999	127	82,025	38,470	(9,170)	—	—	(641)	110,811
Comprehensive loss:								
Net loss	—	—	(31,633)	—	—	—	—	(31,633)
Foreign currency translation adjustments	—	—	—	—	—	—	(27)	(27)
Change in unrealized gain, net of tax	—	—	—	—	—	—	(53)	(53)
Total comprehensive income	—	—	—	—	—	—	—	(31,713)
Issuance of 800,324 shares of common stock	2	6,227	—	—	—	—	—	6,229
Issuance of 330,238 shares of treasury stock for Company's match of 401(k) plan contribution	—	66	—	1,899	—	—	—	1,965
Tax benefit related to employee stock options	—	221	—	—	—	—	—	221
Capital contribution by principal stockholder	—	140	—	—	—	—	—	140
Amortization of stock compensation	—	—	—	—	2,559	—	—	2,559
Unamortized stock compensation	—	7,860	—	—	(7,102)	—	—	758
Balances, December 31, 2000	129	96,539	6,837	(7,271)	(4,543)	—	(721)	90,970
Comprehensive income:								
Net income	—	—	4,964	—	—	—	—	4,964
Change in unrealized loss, net of tax	—	—	—	—	—	—	(640)	(640)
Total comprehensive income	—	—	4,964	—	—	—	(640)	4,324
Issuance of 320,000 shares of common stock in connection with stock option exercises	1	1,279	—	—	—	(1,280)	—	—
Interest on notes receivable	—	—	—	—	—	(16)	—	(16)
Issuance of 40,161 shares of treasury stock for Company's match of 401(k) plan contribution	—	(123)	—	243	—	—	—	120
Capital withdrawal by principal stockholder	—	(49)	—	—	—	—	—	(49)
Unamortized stock compensation	—	(4,095)	—	—	4,543	—	—	448
Balances, December 31, 2001	$ 130	$ 93,551	$ 11,801	$ (7,028)	$ —	$ (1,296)	$ (1,361)	$ 95,797

See accompanying notes to consolidated financial statements.

*info*USA INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	For the years ended		
	December 31, 2001	December 31, 2000	December 31, 1999
Cash flows from operating activities:			
Net income (loss)	$ 4,964	$ (31,633)	$ 23,186
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	48,127	52,195	35,109
Amortization of deferred financing fees	1,494	1,285	1,362
Deferred income taxes	(5,644)	(5,938)	(2,528)
Net realized gains on sale of marketable securities and other investments	—	—	(12,920)
Gain on issuance of subsidiary stock	—	(14,634)	(8,886)
Non-cash stock option compensation expense	448	3,113	—
Non-cash 401(k) contribution in common stock	120	1,965	—
Tax benefit related to employee stock options	—	221	1,618
Non-cash acquisition costs	—	615	—
Minority interest in loss of consolidated subsidiary	(282)	(6,294)	—
Impairment of other assets	—	2,135	5,599
Non-cash withdrawal by principal shareholder	(49)	—	—
Non-cash interest earned on notes from officers	(16)	—	—
Cumulative effect of accounting change	—	13,709	—
Changes in assets and liabilities, net of effect of acquisitions:			
Trade accounts receivable	15,368	8,706	(13,224)
List brokerage trade accounts receivable	(3,493)	3,235	1,097
Prepaid expenses	198	(4,763)	(3)
Deferred marketing costs	411	488	1,408
Accounts payable	(4,221)	3,028	(1,850)
List brokerage trade accounts payable	1,050	(2,394)	(2,193)
Income taxes receivable and payable, net	8,297	(5,966)	7,086
Accrued expenses and deferred revenue	(12,223)	17,078	(3,866)
Net cash provided by operating activities	54,549	36,151	30,995
Cash flows from investing activities:			
Proceeds from sales of marketable securities	—	—	32,106
Purchases of marketable securities	(1,032)	(32)	(4,184)
Purchase of other investments	—	—	(1,000)
Purchases of property and equipment	(5,876)	(9,150)	(9,048)
Acquisitions of businesses and minority interests, net of cash acquired	(22,738)	(8,751)	(206,968)
Database development costs	—	(99)	(577)
Software development costs	(2,382)	(11,459)	(10,400)
Net cash used in investing activities	(32,028)	(29,491)	(200,071)
Cash flows from financing activities:			
Repayment of long-term debt	(41,931)	(22,299)	(13,540)
Proceeds from long-term debt	2,437	—	165,000
Proceeds from sale of subsidiary common stock	—	22,845	10,000
Deferred financing costs	(338)	(559)	(3,989)
Acquisition of treasury stock	—	—	(6,553)
Repurchase of Senior Subordinated Notes	—	—	(8,370)
Proceeds from exercise of stock options	—	4,200	7,771
Net cash provided by (used in) financing activities	(39,832)	4,187	150,319
Net increase (decrease) in cash and cash equivalents	(17,311)	10,847	(18,757)
Cash and cash equivalents, beginning of year	21,693	10,846	29,603
Cash and cash equivalents, end of year	$ 4,382	$ 21,693	$ 10,846
Supplemental cash flow information:			
Interest paid	$ 24,588	$ 25,939	$ 18,299
Income taxes paid	$ 8,230	$ 8,116	$ 7,047

See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. General

*info*USA Inc. and its subsidiaries (the Company) provide business and consumer marketing information products and data processing services throughout the United States, Canada and the United Kingdom. These products include customized business lists, business directories and other information services.

2. Summary of Significant Accounting Policies

Principles of Consolidation. The consolidated financial statements include the accounts of the Company and its subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

Cash Equivalents. Cash equivalents, consisting of highly liquid debt instruments that are readily convertible to known amounts of cash and when purchased have an original maturity of three months or less, are carried at cost which approximates fair value.

Marketable Securities. Marketable securities have been classified as available-for-sale and are therefore carried at fair value, which are estimated based on quoted market prices. Unrealized gains and losses, net of related tax effects, are reported as other comprehensive income within the statement of stockholders' equity until realized. Unrealized and realized gains and losses are determined by specific identification. When management determines that a decline in the value of marketable investment securities is other-than-temporary, the impairment loss is recorded as realized in income and the book value of the investment is reduced.

List brokerage trade accounts receivable and trade accounts payable. For all list brokerage services, the Company serves as a broker between unrelated parties who wish to purchase a certain list and unrelated parties who have the desired list for sale. Accordingly, the Company recognizes trade accounts receivable and trade accounts payable, reflecting a "gross-up" of the two concurrent transactions. The transactions are not structured providing for the right of offset. List brokerage sales are reflected net of costs on the accompanying consolidated statement of operations.

Advertising Costs. Direct marketing costs associated with the mailing and printing of brochures and catalogs are capitalized and amortized over a period of six months which corresponds to the estimated revenue stream of the individual advertising activities. All other advertising costs are expensed as the advertising takes place. Total unamortized marketing costs at December 31, 2001 and 2000, was $2.1 million and $2.5 million, respectively. Total advertising expense for the years ended December 31, 2001, 2000, and 1999 was $12.2 million, $31.8 million, and $21.0 million, respectively.

Property and Equipment. Property and equipment (including equipment acquired under capital leases) are stated at cost and are depreciated or amortized primarily using straight-line methods over the estimated useful lives of the assets, as follows:

Building and improvements	30 years
Office furniture and equipment	7 years
Computer equipment	3 years
Capitalized equipment leases	5 years

Intangibles. Intangible assets are stated at cost and are amortized using the straight-line method over the estimated useful lives of the assets, as follows:

Goodwill	7 to 20 years
Distribution networks	2 years
Noncompete agreements	Term of agreements
Purchased data processing software	2 to 7 years
Database costs	1 to 5 years
Core technology costs	3 years
Customer base costs	3 to 15 years
Tradename costs	10 to 20 years
Perpetual software license agreement	10 years
Software development costs	1 to 5 years
Workforce costs	5 to 8 years

Goodwill resulting from acquisitions of businesses and minority interests after June 30, 2001, are not subject to amortization in accordance with the requirements of Statement of Financial Accounting Standard (SFAS) No. 142, Goodwill and Other Intangible Assets.

Software Capitalization. Until technological feasibility is established, software development costs are expensed as incurred. After that time, direct costs are capitalized and amortized equal to the greater of the ratio of current revenues to the estimated total revenues for each product or the straight-line method, generally over one year for software developed for external use and over two to five years for software developed for internal use. Unamortized software costs included in intangible assets at December 31, 2001 and 2000, were $5.8 million and $10.2 million, respectively. Amortization of capitalized costs during the years ended December 31, 2001, 2000 and 1999, totaled approximately $7.0 million, $10.6 million, and $5.1 million, respectively. During 2000, the Company recorded an impairment of $0.2 million on the unamortized balance of certain data warehousing project costs.

Database Development Costs. Costs to maintain and enhance the Company's existing business and consumer databases are expensed as incurred. Costs to develop new databases, which primarily represent direct external costs, are capitalized with amortization beginning upon successful completion of the compilation project. Database development costs are amortized straight-line over the expected lives of the databases generally ranging from one to five years. Unamortized database development costs included in intangible assets at December 31, 2001 and 2000, were $10 thousand and $73 thousand, respectively. Amortization of capitalized costs during the years ended December 31, 2001, 2000, and 1999 totaled approximately $63 thousand, $151 thousand, and $796 thousand, respectively. During 2000, the Company recorded an impairment of $0.8 million on the unamortized balance of the Company's infoPix database.

Long-lived assets. All of the Company's long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If the sum of the expected future cash flows is less than the carrying amount of the asset, an impairment loss is recognized in operating results. The impairment loss is measured using discounted cash flows or quoted market prices, when available. The Company also periodically reevaluates the remaining useful lives of its long-lived assets based on the original intended and expected future use or benefit to be derived from the assets. Changes in estimated useful lives are reflected prospectively by amortizing the remaining book value at the date of the change over the adjusted remaining estimated useful life. During 2000, the Company recorded impairments totaling $1.1 million for certain *info*USA.com leasehold improvements, *info*USA.com capitalized public offering costs, and for certain equipment related to the infoPix business photograph project.

Revenue Recognition. The Company's revenue is primarily generated from the sale of its products and services and the licensing of its data to third parties. Revenue from sales lead and directory products are recognized when the product is shipped. Revenue for consumer products sold through retail distribution channels are recognized when shipped, net of a reserve for product returns. Database and data processing services are recognized and billed on a time and materials basis as services are rendered. During 2000, the Company changed its method of accounting for data licensing arrangements sold with updates to record revenue on a straight-line basis over the license term. This newly adopted method of accounting better reflects the service commitment inherent in the Company's licensing agreements in light of the growing proportion of such licensing revenue from long-term and continuous access agreements. The cumulative effect of the change in method for periods prior to January 1, 2000 of $10.3 million (net of income taxes of $3.5 million), or $.21 per share, is shown as the cumulative effect of a change in accounting principle in the accompanying 2000 Consolidated Statement of Operations. The change to a more preferable revenue recognition method increased fiscal year 2000 revenues by $609 thousand. The quarterly supplemental data for 2000 has been restated to recognize revenues according to the newly adopted method as of January 1, 2000. Assuming the above described revenue recognition policy had been implemented on January 1, 1999, pro forma net sales and pro forma net income from continuing operations in 1999 would have been decreased by $4.4 million and $1.9 million, respectively.

Reserves are established for estimated returns and uncollectible amounts on sales of product where the customer has the right of return. Royalty revenue is recognized at the time it is earned under the Company's license agreements. Advertising revenue is typically derived from advertising agreements in which the Company receives a fixed fee or a fee based on a per impression or click through basis and is recognized as the Company fulfills the terms of the agreement. Revenue from revenue-sharing agreements is recognized after the transaction has occurred and in the period the obligation to pay is reported by the product or service provider.

Change in Ownership Interest - Gains or losses from a change in ownership of a consolidated subsidiary, or an unconsolidated affiliate are recognized in the consolidated statements of operations in the period of change.

Stock-based compensation. The Company and its subsidiaries account for its employee stock options using the intrinsic value method. When both the number of shares that an individual employee is entitled to receive and the option price are known at the grant date, total compensation cost for the Company's grant of stock options to employees is measured at the grant date. Compensation cost is recognized as expense over the periods in which the employee performs the related services, which is generally presumed to be the vesting period.

Compensation cost for stock options and warrants granted to non-employees and vendors is measured based upon the fair value of the stock option or warrant granted. When the performance commitment of the non-employee or vendor is not complete as of the grant date, the Company estimates the total compensation cost using a fair value method at the end of each period. Generally, the final measurement of compensation cost occurs when the non-employee or vendors related performance commitment is complete. Changes, either increases or decreases, in the estimated fair value of the options between the date of the grant and the final vesting of the options result in a change in the measure of compensation cost for the stock options or warrants. Compensation cost is recognized as expense over the periods in which the benefit is received.

Income Taxes. Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Valuation allowances, if any, are established when necessary to reduce deferred tax assets to the amount that is more likely than not to be realized.

Derivative Instruments and Hedging Activities. In June 1998 the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 133, "Accounting for Derivative Instruments and Certain Hedging Activities." In June 2000 the FASB issued SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activity, an Amendment of SFAS 133." SFAS No. 133 and SFAS No. 138 require that all derivative instruments be recorded on the balance sheet at their respective fair values. SFAS No. 133 and SFAS No. 138 are effective for all fiscal quarters of all fiscal years beginning after June 30, 2000; the Company adopted SFAS No. 133 and SFAS No. 138 on January 1, 2001. In accordance with the transition provisions of SFAS 133, the Company recorded a net-of-tax cumulative-effect-type adjustment of $0.3 million in accumulated other comprehensive income to recognize at fair value the Company's interest rate swap which was designated as a cash-flow hedging instrument.

All derivatives are recognized on the balance sheet at their fair value. On the date the derivative contract is entered into, the Company designates the derivative as either a hedge of the fair value of a recognized asset or liability or of an unrecognized firm commitment ("fair value" hedge) or a hedge of a forecasted transaction or the variability of cash flows to be received or paid related to a recognized asset or liability ("cash flow" hedge). The Company formally assesses, both at the hedge's inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items. When it is determined that a derivative is not highly effective as a hedge or that it has ceased to be a highly effective hedge, the Company discontinues hedge accounting prospectively.

Changes in the fair value of a derivative that is highly effective and that is designated and qualifies as a cash-flow hedge are recorded in other comprehensive income, until earnings are affected by the variability in cash flows of the designated hedged item.

Earnings (Loss) Per Share. Basic earnings per share are based on the weighted average number of common shares outstanding, including contingently issuable shares. Diluted earnings per share are based on the weighted number of common shares outstanding, including contingently issuable shares, plus dilutive potential common shares outstanding (representing outstanding stock options).

The following data show the amounts used in computing earnings per share and the effect on the weighted average number of shares of dilutive potential common stock. In 2001, the exercise price of all outstanding options were higher than the average market price of the underlying common stock and were therefore not dilutive. Options on 242 thousand shares of common stock were not included in computing diluted earnings per share for 2000 because their effects were antidilutive, due to the Company's net loss in 2000.

	For the years ended		
	December 31, 2001	December 31, 2000	December 31, 1999
		(In thousands)	
Weighted average number of shares outstanding used in basic EPS	50,651	50,304	48,470
Net additional common equivalent shares outstanding after assumed exercise of stock options	—	—	143
Weighted average number of shares outstanding used in diluted EPS	50,651	50,304	48,613

Use of Estimates. The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

New Accounting Standards. In June 2001, the Financial Accounting Standards Board issued SFAS No. 141, "Business Combinations," which requires all business combinations initiated after June 30, 2001 to be accounted for using the purchase method.

In June 2001, the Financial Accounting Standards Board also issued SFAS No. 142, "Goodwill and Other Intangible Assets". This statement:

- replaces the requirement to amortize goodwill and certain other intangible assets with an annual impairment test, and
- requires an evaluation of the useful lives of intangible assets and an impairment test for goodwill upon adoption.

Goodwill and intangible assets with indefinite lives that result from acquisitions of businesses and minority interests after June 30, 2001, are not subject to amortization under the provisions of SFAS 142. The provisions of this statement are fully effective for fiscal years beginning after December 15, 2001, so the Company must adopt the provisions of SFAS 142 in the financial statements for the quarter ended March 31, 2002. Beginning January 1, 2002, the Company ceased the amortization of goodwill, the result of which is no further expense for the amortization of these intangible assets in 2002 and future years. Goodwill resulting from transactions occurring after June 30, 2001, is also not amortizable during 2001. Amortization expense related to goodwill and other intangible assets with indefinite lives and not amortizable after January 1, 2002, were $16.5 million, $16.3 million and $10.9 million, in 2001, 2000 and 1999, respectively. The Company has not yet completed the evaluation whether or not it has any impairment charges in our consolidated financial statements that may result from the initial impairment test that is required upon adoption of SFAS 142. The Company expects to complete this initial impairment test within the first six months of 2002. We currently do not expect to record an impairment charge upon completion of the initial impairment review. However, there can be no assurance that at the time the review is completed a material impairment charge will not be recorded.

In October 2001, the Financial Accounting Standards Board also issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." The provisions of this statement are effective for fiscal years beginning after December 15, 2001. Therefore, the Company is required to adopt the provisions of SFAS No. 144 in its financial statements for the quarter ended March 31, 2002. Management does not expect the adoption of this statement to significantly impact the consolidated financial statements.

3. Acquisitions

Effective October 1, 2001, the Company purchased the business of Polk City Directories through an acquisition of assets from Equifax. Polk City Directories provides printed reference guides listing business and residential information, that will complement and expand our state and national directory product offerings. Total consideration for the acquisition was $6.0 million in cash (excluding any acquisition-related costs). The acquisition has been accounted for under the purchase method of accounting, and accordingly, the operating results of Polk City Directories have been included in the Company's financial statements since the date of acquisition. The Company has recorded goodwill of $4.4 million, in its preliminary purchase price allocation of the net assets acquired. The purchase price allocation is subject to adjustment in 2002 when the opening balance sheet is finalized. The goodwill resulting from this acquisition has not been amortized in the 2001 financial statements, in accordance with the requirements of SFAS 142.

Effective August 30, 2001, the Company purchased the minority interest of its subsidiary, infoUSA.com, through the acquisition of assets. Total consideration for the acquisition was $24.7 million, comprised of $15.7 million of restricted cash, $3.0 million cash provided by operations and a $6.0 million subordinated note, bearing 6% interest and payable in two years. Intangible assets recorded as a result of the purchase include goodwill of $19.6 million. The goodwill resulting from this acquisition has not been amortized in the 2001 financial statements, in accordance with the requirements of SFAS 142.

Effective May 2000, the Company acquired certain assets and assumed certain liabilities of Getko Direct Response of Canada ("Getko"), a Cendant Corporation company. Getko provides Canadian list and data processing services for the direct marketing industry. Total consideration for the acquisition was $1.6 million. The acquisition has been accounted for under the purchase method of accounting, and accordingly, the operating results of Getko have been included in the Company's financial statements since the date of acquisition. Intangibles recorded as part of the purchase included goodwill of $1.5 million, which is being amortized over 15 years.

Effective May 2000, the Company acquired certain assets and assumed certain liabilities of idEXEC, a Thomson Financial company. idEXEC provides a worldwide database of 60,000 large businesses and 400,000 executives for business-to-business prospecting, marketing, and research applications. Total consideration for the acquisition was $7.3 million, consisting of $5.1 million in cash, and 391,000 shares of common stock at a recorded value of $2.2 million. The Company determined the fair value of its shares issued for the purchase using the average share price for the Company's common stock prior to and subsequent to the announcement date of May 2, 2000. The acquisition has been accounted for under the purchase method of accounting, and accordingly, the operating results of idEXEC have been included in the Company's financial statements since the date of acquisition. Intangibles recorded as part of the purchase included goodwill of $8.4 million, which is being amortized over 15 years.

Effective March 2000, the Company acquired all issued and outstanding common stock of American Church Lists, a national proprietary database of religious institutions, organizations and affiliations. Total consideration for the acquisition was $2.0 million. The acquisition has been accounted for under the purchase method of accounting, and accordingly, the operating results of American Church Lists have been included in the Company's financial statements since the date of acquisition. Intangibles recorded as part of the purchase included goodwill of $1.9 million, which is being amortized over 15 years.

Effective July 1999, the Company acquired all issued and outstanding common stock of Donnelley Marketing, Inc. (Donnelley), a division of First Data Corporation. Donnelley is a national consumer database and database marketing company. Total consideration for the acquisition was $200.0 million in cash, funded using a combination of existing cash and borrowings under new senior secured credit facilities. The acquisition has been accounted for under the purchase method of accounting, and accordingly, the operating results of Donnelley have been included in the Company's financial statements since the date of acquisition. Goodwill and other intangibles recorded included goodwill of $144.5 million, non-compete agreements of $6.1 million, trade names of $7.7 million, and purchased data processing software of $64.1 million, which are being amortized over lives of 20 years, 5 years, 20 years, and 7 years, respectively. In addition, as part of the purchase of Donnelley, the Company recorded accruals related to acquisition costs and facility closure costs totaling $2.3 million. The Company subsequently paid all $2.3 million of these costs. The amount of intangibles recorded by the Company exceeded the purchase price due to the Company recording deferred taxes established for certain intangibles not currently deductible for tax purposes and an accrual related to costs associated with the integration of acquired operations into existing operations.

Operating results for each of these acquisitions are included in the accompanying consolidated statements of operations from the respective acquisition dates. Assuming the above described companies had been acquired on January 1, 2000, included in the accompanying consolidated statements of operations, unaudited pro forma consolidated net sales, net income (loss) and net income (loss) per share would have been as follows:

	For the years ended	
	December 31, 2001	December 31, 2000
	(In thousands, except per share amounts) (unaudited)	
Net sales	$ 318,187	$ 348,587
Net income (loss) from continuing operations	$ 2,032	$ (31,652)
Basic earnings (loss) per share	$ 0.04	$ (0.63)
Diluted earnings (loss) per share	$ 0.04	$ (0.63)

The pro forma information provided above does not purport to be indicative of the results of operations that would actually have resulted if the acquisitions were made as of those dates or of results which may occur in the future. Pro forma net income includes adjustments for amortization of intangible assets and income taxes.

4. Marketable Securities

At December 31, 2001 and 2000, marketable securities available for-sale consist of common stock and mutual funds, which the Company believes cost approximates fair market value. For the years ended December 31, 2001 and 2000, there were no proceeds or realized gains (losses) from the sale of marketable securities. Proceeds from sales of marketable securities were $32.1 million, while gross realized gains totaled $13.1 million and realized losses totaled $0.2 million, for the year ended December 31, 1999.

5. Comprehensive Income (Loss)

The components of accumulated other comprehensive income (loss) were as follows:

	For the years ended		
	December 31, 2001	December 31, 2000	December 31, 1999
		(In thousands)	
Other comprehensive income (loss):			
Unrealized gain (loss) from investments:			
Unrealized gains (losses)	$ (268)	$ (85)	$ (5,345)
Related tax expense	102	32	2,031
Net	(166)	(53)	(3,314)
Interest rate swap agreement:			
Gains (losses)	$ (850)	—	—
Related tax expense	323	—	—
Net	(527)	—	—
Foreign currency translation adjustments	(668)	(668)	(641)
Accumulated other comprehensive income (loss)	$ (1,361)	$ (721)	$ (3,955)

6. Property and Equipment

	December 31, 2001	December 31, 2000
	(In thousands)	
Land and improvements	$ 3,225	$ 3,334
Buildings and improvements	30,427	26,571
Furniture and equipment	61,666	58,028
Capitalized equipment leases	15,592	15,080
	110,909	103,013
Less accumulated depreciation and amortization:		
Owned property	53,101	44,311
Capitalized equipment leases	6,168	3,993
Property and equipment, net	$ 51,640	$ 54,709

7. Intangible Assets

Intangible assets consist of the following:

	December 31, 2001	December 31, 2000
	(In thousands)	
Goodwill	$ 264,494	$ 233,144
Noncompete agreements	13,534	13,534
Core technology	4,800	4,800
Customer base	8,372	8,372
Trade names	15,802	15,802
Purchased data processing software	73,478	73,478
Acquired database costs	19,000	19,000
Work force costs	1,338	1,338
Perpetual software license agreement	8,000	8,000
Software development costs	5,801	10,152
Database costs	10	73
Deferred financing costs	10,894	10,557
	425,523	398,250
Less accumulated amortization	140,848	102,190
	$ 284,675	$ 296,060

8. Financing Arrangements

Long-term debt consists of the following:

	December 31, 2001	December 31, 2000
	(In thousands)	
9 1/2% Senior Subordinated Notes	$ 106,000	$ 106,000
Senior Secured Credit Facilities — Term A Loan	30,583	52,314
Senior Secured Credit Facilities — Term B Loan	68,488	84,455
Senior Secured Credit Facilities — Revolving Credit Facility	—	—
Mortgage note, collateralized by deed of trust. Note bears a variable interest rate of Libor plus 2.75% . Principal is due October 2006. Interest is payable monthly	8,100	8,940
Mortgage note, collateralized by deed of trust. Note bears a variable interest rate of Libor plus 2.50% . Principal is due August 2006. Interest is payable monthly	2,359	—
Uncollateralized note payable for purchase of infoUSA.com minority interest. Note bears a fixed interest rate of 6.0%. Principal is due August 2003. Interest is payable monthly	6,000	—
Uncollateralized note payable for leasehold improvements. Note bears a fixed interest rate of 5.0%. Principal is due September 2003. Interest is payable quarterly	433	433
Capital lease obligations (See Note 16)	3,707	6,510
	225,670	258,652
Less current portion	19,770	17,779
Long-term debt	$ 205,900	$ 240,873

Future maturities by calendar year of long-term debt as of December 31, 2001 are as follows (in thousands):

2002	$ 19,770
2003	$ 26,307
2004	$ 18,970
2005	$ 42,937
2006	$ 687
Thereafter	$ 116,998

On March 6, 2002, the Company refinanced the Senior Secured Credit facility administered by Deutsche Bank with Banc of America Securities, LLC. Under the refinanced Senior Secured Credit facility, the payment terms of the Term Loans A and B were changed such that the total debt will be due in March 2006. Available borrowings under the new Senior Secured Credit facility are $47.0 million for Term A with a maturity of 3 years, $45.0 million for Term B with a maturity of 4 years and $18.0 million under a revolving credit facility with a maturity of 3 years. The new payment terms are reflected in the accompanying consolidated balance sheet at December 31, 2001 and in the preceding summary of long term debt. As of March 6, 2002, the Company had no borrowings under the new Revolving Credit Facility, with the exception of two outstanding letters of credit totaling $6.3 million reducing the availability under the Revolving Credit Facility to $11.7 million. In 2002, the Company wrote-off deferred financing costs of $3.0 million in connection with the refinancing of these Senior Secured Credit facilities.

On June 18, 1998, the Company completed a private placement of 9 1/2% Senior Subordinated Notes due June 15, 2008 with an aggregate principal balance of $106.0 million. The Notes are subject to various covenants, including among other things, limiting additional indebtedness and the ability to pay dividends. In January 1999, the Company exchanged registered 9 1/2% Senior Subordinated Notes (the "Notes") for the unregistered notes pursuant to a Registration Statement on Form S-4 declared effective by the Securities & Exchange Commission. Interest on the Notes will accrue from the original issuance date of the unregistered notes and will be payable semi-annually in arrears on June 15 and December 15 of each year, commencing on December 15, 1998, at the rate of 9 1/2% per annum. The Notes are redeemable, in whole or in part, at the option of the Company, on or after June 15, 2003, at designated redemption prices outlined in the Indenture governing the Notes, plus any accrued interest to the date of redemption. In the event of a change in control, each holder of Notes will have the right to require the Company to repurchase such holder's Notes at a price equal to 101% of the principal amount thereof, plus any accrued interest to the repurchase date.

During 1999, the Company negotiated a $195.0 million Senior Debt Credit Facility ("Credit Facility") borrowing arrangement with Deutsche Bank, comprised of: Term Loan A Facility in the amount of $65.0 million which provides for grid-based interest pricing based upon the Company's consolidated leverage ratio and ranges from base rate + 1.75% to 2.25% for base rate loans and from LIBOR + 2.75% to 3.25% for LIBOR loans with a maturity of 5 years; a Term Loan B Facility in the amount of $100.0 million which provides interest at base rate + 3.00% for base rate loans and LIBOR + 4.00% for LIBOR loans with a maturity of 7 years; and a Revolving Credit Facility in the amount of $30.0 million which provides the same interest pricing as the Term Loan A Facility with a maturity of 5 years. Substantially all assets of the Company are pledged as security under the terms of the Credit Facility. As of December 31, 2001, the Term Loan A Facility had balance of $30.6 million, with an interest rate of 5.25% and a Term Loan B balance of $68.5 million, with an interest rate of 6.10%.

As of December 31, 2001, the Company had no borrowings under the Revolving Credit Facility, with the exception of two outstanding letters of credit totaling $6.3 million reducing the availability under the Revolving Credit Facility to $18.7 million. Additionally, the Company is required to pay a commitment fee of 0.5% on the average unused amount of the Revolving Credit Facility.

Interest rate swap agreements are used by the Company to reduce the potential impact of increases in interest rates on floating-rate long term debt (See Note 15).

The Company is subject to certain financial covenants in the Credit Facility, including minimum consolidated interest coverage ratio, maximum consolidated leverage ratio and minimum consolidated EBITDA. Management believes the Company is in compliance with or has obtained waivers for all restrictive covenants of the Company's various debt facilities.

9. Income Taxes

The provision for income taxes before extraordinary items consists of the following:

	For the years ended		
	December 31, 2001	December 31, 2000	December 31, 1999
		(In thousands)	
Current:			
Federal	$ 10,441	$ 4,843	$ 14,401
State	900	415	1,271
	11,341	5,258	15,672
Deferred:			
Federal	28	(3,627)	(2,308)
State	2	(311)	(220)
	30	(3,938)	(2,528)
	$ 11,371	$ 1,320	$ 13,144

The effective income tax rate for continuing operations varied from the Federal statutory rate as follows:

	For the years ended		
	December 31, 2001	December 31, 2000	December 31, 1999
		(In thousands)	
Expected Federal income taxes at statutory rate of 35%	$ 5,724	$ (5,560)	$ 12,671
State taxes, net of Federal effects	586	68	683
Amortization of nondeductible intangibles	4,577	4,595	2,619
Gain on of subsidiary common stock	—	(5,122)	(3,110)
Change in valuation allowance	—	6,805	—
Other	484	534	281
	$ 11,371	$ 1,320	$ 13,144

The components of the net deferred tax assets (liabilities) were as follows:

	December 31, 2001	December 31, 2000
	(In thousands)	
Deferred tax assets:		
Unrealized losses	$ 425	$ 32
Accounts receivable	1,123	—
Accrued vacation	1,158	1,066
Accrued expenses	—	1,440
Net operating losses	—	6,805
	2,706	9,343
Less valuation allowance	—	(6,805)
	2,706	2,538
Deferred tax liabilities:		
Intangible assets	(29,428)	(30,074)
Accounts receivable	—	(293)
Depreciation	(1,464)	(1,133)
Deferred marketing costs	(782)	(938)
Prepaid expenses and other assets	(2,312)	(1,743)
	(33,986)	(34,181)
Net deferred tax liabilities	$ (31,280)	$ (31,643)

Loss on discontinued operations and cumulative effect of accounting change are presented net of income tax benefits of $6.0 million for the year ended December 31, 2000.

The Company had a valuation allowance for deferred tax assets at December 31, 2000 of $6,805 and a change in the valuation allowance of $6,805 for the year ended December 31, 2000. The Company had no valuation allowance at December 31, 2001 or 1999. The entire valuation allowance related to net operating losses generated by a majority owned subsidiary which was not included in the Company's consolidated group for tax purposes. As discussed in Note 3, the Company eliminated the minority interest of this subsidiary during 2001. The transaction resulted in the net operating losses and related valuation allowance of the subsidiary being acquired by the minority shareholders. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, carryback opportunities, and tax planning strategies in making this assessment. In order to fully realize the deferred tax asset, the Company's subsidiary will need to generate future taxable income prior to the expiration of the net operating loss carryforwards. Based upon the level of historical taxable income and projections for future taxable income over the periods which the deferred tax assets are deductible, management believes a valuation allowance of $6,805 as of December 31, 2000 and an increase in the valuation allowance of $6,805 for the year ended December 31, 2000 is appropriate.

10. Stock Option Plans

As of December 31, 2001, a total of 10.0 million and 5.0 million shares of the Company's Common Stock have been reserved for issuance to officers, key employees and non-employee directors under the Company's 1992 Stock Option Plan and the Company's 1997 Common Stock Option Plan, respectively. Options are generally granted at the stock's fair market value on the date of grant, vest generally over a four or five year period and expire five or six years, respectively, from date of grant. Options issued to shareholders holding 10% or more of the Company's stock have generally been issued at 110% of the stock's fair market value on the date of grant and vest over periods ranging from five to six years with early vesting if certain financial goals are met. Certain options issued to directors at the stock's fair market value vested immediately and expire five years from grant date.

The Company's partially-owned subsidiary, *info*USA.com, sponsored an Equity Incentive Plan in which shares of common stock were reserved for issuance to officers, directors, employees and consultants of the subsidiary. Options granted during 2000 totaled 3.3 million options, with a weighted average exercise price of $1.61. No options were granted during 2001. The Company has recorded a non-cash charge of $0.4 million and $3.1 million during 2001 and 2000, respectively, related to the issuance of stock options and warrants of *info*USA.com common stock. The non-cash charge was calculated based on an estimated fair value for the common stock of the subsidiary of $.96 per share as of December 31, 2000. The charge was recorded as an addition to paid-in-capital. Options to purchase common stock of the infoUSA.com subsidiary were effectively retired with the Company's acquisition of the minority interest during 2001. The Company reduced additional paid-in-capital and unamortized stock compensation by $4.2 million in connection with this transaction.

In October 2001, the company implemented a stock option program for certain executive employees whereby fully vested options to purchase 320,000 shares of common stock were issued at fair value on the grant date. The options were immediately exercised by the employees and, in lieu of cash for the exercise price, the Company accepted full recourse notes receivable of $1.2 million from the employees for the exercise price. The notes receivable bear interest at 5%. The grant of stock options has been accounted for using fixed plan accounting under APB 25 because, in management's view, the interest rates on the notes are at market rates, the employees have sufficient personal assets to back the notes and the Company has the intent to exercise its recourse rights against the employee's personal assets in the event of a default.

The Company has adopted the disclosure-only provisions of Statement of Financial Accounting Standard (SFAS) No. 123 "Accounting for Stock-Based Compensation." Accordingly, no compensation cost has been recognized for the stock option plan. Had compensation cost for the Company's stock option plan been determined based on the fair value at the grant date, the Company's net income (loss) and earnings (loss) per share would have been reduced to the pro forma amounts indicated below:

	For the years ended		
	December 31, 2001	December 31, 2000	December 31, 1999
	(In thousands, except per share amounts)		
Net income (loss) — as reported	$ 4,964	$(31,633)	$ 23,186
Net income (loss) — pro forma	$ 2,902	$(34,220)	$ 20,176
Basic earnings (loss) per share — as reported	$ 0.10	$ (0.63)	$ 0.48
Basic earnings (loss) per share — pro forma	$ 0.06	$ (0.68)	$ 0.42
Diluted earnings (loss) per share — as reported	$ 0.10	$ (0.63)	$ 0.48
Diluted earnings (loss) per share — pro forma	$ 0.06	$ (0.68)	$ 0.42

The above pro forma results are not likely to be representative of the effects on reported net income for future years since options vest over several years and additional awards generally are made each year.

The fair value of the weighted average of each year's option grants is estimated as of the date of grant using the Black-Scholes option-pricing model with the following assumptions used for grants in 2001, 2000 and 1999: expected volatility of 12.34% (2001), 10.26% (2000) and 9.51% (1999); risk free interest rate based on the U.S. Treasury strip yield at the date of grant; and expected lives of 4 to 6 years.

The following information relates to options to purchase the Company's common stock:

	December 31, 2001		December 31, 2000		December 31, 1999	
	Weighted Average Exercise		Weighted Average Exercise		Weighted Average Exercise	
	Shares	Price	Shares	Price	Shares	Price
Outstanding beginning of period	7,129,381	$ 8.66	7,921,134	$ 8.74	7,094,036	$ 9.33
Granted	2,268,000	7.38	852,100	6.85	2,697,335	6.57
Exercised	(320,000)	4.00	(409,224)	10.32	(1,322,298)	6.84
Forfeited/expired	(2,529,979)	8.41	(1,234,629)	7.97	(547,939)	10.57
Outstanding end of period	6,547,402	$ 8.54	7,129,381	$ 8.66	7,921,134	$ 8.74
Options exercisable at end of Period	3,748,173	$ 9.13	4,389,852	$ 9.03	3,453,689	$ 9.13
Shares available for options that may be granted	4,306,948		1,146,395		1,139,938	
Weighted-average grant date fair value of options, granted during the period — exercise price equals stock price at grant		$ --		$ --		$ 1.66

The following table summarizes information about stock options outstanding at December 31, 2001:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding	Weighted-Average Remaining Contractual Life	Weighted-Average Exercise Price	Number Exercisable	Weighted-Average Exercise Price
$4.28 to $5.70	208,000	3.1 years	$ 5.08	97,784	$ 5.08
$5.70 to $7.13	2,485,964	3.0 years	6.56	1,203,743	6.39
$7.13 to $8.55	1,881,937	3.1 years	8.50	649,434	8.47
$8.55 to $9.98	4,000	0.2 years	9.38	4,000	9.38
$9.98 to $11.40	1,345,501	0.4 years	10.72	1,234,807	10.69
$11.40 to $12.83	160,000	1.3 years	12.04	145,410	12.02
$12.83 to $14.25	462,000	1.2 years	13.37	412,995	13.41
$4.28 to $14.25	6,547,402	2.4 years	$ 8.54	3,748,173	$ 9.13

11. Savings Plan

Employees who meet certain eligibility requirements can participate in the Company's 401(k) Savings and Investment Plan. Under the plan, the Company may, at its discretion, match a percentage of the employee contributions. The Company recorded administration expenses for matching contributions totaling $1.8 million, $2.4 million and $1.1 million in the years ended December 31, 2001, 2000 and 1999, respectively.

During 1999, the Company began making matching contributions to its 401(k) Plan using treasury stock. Contribution expense is measured as the fair value of the Company's common stock on the date of the grant. During 2001, the Company contributed 40,161 shares at a recorded value of $120 thousand. During 2000, the Company contributed 335,999 shares at a recorded value of $2.0 million. During 1999, the Company contributed 78,510 shares at a recorded value of $494 thousand. In 2000, the Company made a change allowing the matching contributions to be made in either cash or stock.

12. Related Party Transactions

Annapurna Corporation, which is 100% owned by Mr. Gupta, who is the Chairman and Chief Executive Officer of the Company, has fractional ownership in certain aircraft with NetJets. Annapurna Corporation bills the Company when the Company's employees and officers use the aircraft. The Company paid a total of $2.1 million, $2.0 million and $3.5 million in 2001, 2000 and 1999, respectively, to Annapurna Corporation for usage of the aircraft and other travel and entertainment expenses. The Company also paid Annapurna Corporation $49 thousand in 2001 for costs related to Polk City Directory acquisition. These costs were capitalized.

The Company paid Everest Investment Management $120 thousand in 2001 for rented office space in a building adjacent to the Company's facility and $500 thousand in 1999 for investment advisory fees on certain transactions. Everest Investment Management is 40% owned by Mr. Gupta.

Mr. Gupta also paid for Company expenses totaling $129 thousand in 2001and $140 thousand in 2000 related to entertainment and investment management services. The 2000 expenses were recorded as a contribution of capital. During 1999, Mr. Gupta received a loan for $2.6 million, which was repaid with interest shortly after the borrowing.

In 2001, the Company invested $1 million in the Everest^3 Fund, a blend of three index funds (S&P 500, Dow Jones and Nasdaq 100). Everest Funds Management LLC manages the fund. Mr. Gupta, who is the Chairman and Chief Executive Officer of the Company, owns 100% of the voting stock in Everest Funds Management LLC.

During 2001, the Company acquired a building adjacent to the Company's facility by assuming a mortgage from Everest Investment Management, which is 40% owned by Mr. Gupta. The purchase price for the building was $2.8 million.

13. Supplemental Cash Flow Information

The Company made certain acquisitions during 2001, 2000 and 1999 (See Note 3) and assumed liabilities as follows:

	2001	2000	1999
		(In thousands)	
Fair value of assets	$ 30,894	$ 14,460	$ 247,201
Cash paid	(22,738)	(8,751)	(206,968)
Common stock issued	—	(2,248)	—
Liabilities assumed	$ 8,156	$ 3,461	$ 40,233

The Company acquired computer equipment under capital lease obligations totaling $512 thousand and $3.2 million, in the years ended December 31, 2001 and 2000, respectively.

14. Fair Value of Financial Instruments

The following table presents the carrying amounts and estimated fair values of the Company's financial instruments at December 31, 2001 and 2000. The fair value of a financial instrument is defined as the amount at which the instrument could be exchanged in a current transaction between willing parties.

The carrying amounts shown in the following table are included in the consolidated balance sheets under the indicated captions.

	December 31, 2001		December 31, 2000	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
		(amounts in thousands)		
Financial assets:				
Cash and cash equivalents	$ 4,382	$ 4,382	$ 21,693	$ 21,693
Marketable securities	1,037	1,037	102	102
Other assets – nonmarketable investment securities	4,124	4,124	3,000	3,000
Financial liabilities:				
Long-term debt	225,670	222,630	258,652	203,498
Derivatives:				
Interest rate swaps	(2,252)	(2,252)	—	(522)

The following methods and assumptions were used to estimate the fair value of each class of financial instruments:

Cash and cash equivalents. The carrying amounts approximate fair value because of the short maturity of those instruments.

Marketable securities. The fair values of debt securities and equity investments are based on quoted market prices at the reporting date for those or similar investments.

Other assets, including investments in other companies. Investments in companies not traded on organized exchanges are valued on the basis of comparisons with similar companies whose shares are publicly traded. Values for companies not publicly traded on organized exchanges may also be based on analysis and review of valuations performed by others independent of the Company.

Long-term debt. The 9 ½% Senior Subordinated Notes due June 2008 are valued based on quoted market prices at the reporting date. All other debt obligations are valued at the discounted amount of future cash flows.

Interest rate swap. The fair value of the interest rate swap was calculated based on discounted cash flows of the difference between the swap rate and the estimated market rate for similar terms.

15. Derivative Instruments and Hedging Activities

The Company has an interest-rate related derivative instrument to manage its exposure on its debt instruments. The Company does not enter into derivative instruments for any purpose other than cash flow hedging purposes. That is, the Company does not speculate using derivative instruments.

By using derivative financial instruments to hedge exposures to changes in interest rates, the Company exposes itself to credit risk and market risk. Credit risk is the failure of the counterparty to perform under the terms of the derivative contract. When the fair value of a derivative contract is positive, the counterparty owes the Company, which creates credit risk for the Company. When the fair value of a derivative contract is negative, the Company owes the counterparty and, therefore, it does not possess credit risk. The Company minimizes the credit risk in derivative instruments by entering into transactions with high-quality counterparties whose credit rating is higher than Aa.

Market risk is the adverse effect on the value of a financial instrument that results from a change in interest rates. The market risk associated with interest-rate contracts is managed by establishing and monitoring parameters that limit the types and degree of market risk that may be undertaken.

The Company assesses interest rate cash flow risk by continually identifying and monitoring changes in interest rate exposures that may adversely impact expected future cash flows and by evaluating hedging opportunities. The Company maintains risk management control systems to monitor interest rate cash flow risk attributable to the Company's outstanding debt obligations as well as the Company's offsetting hedge positions. The risk management control systems involve the use of analytical techniques, including cash flow sensitivity analysis, to estimate the expected impact of changes in interest rates on the Company's future cash flows.

The Company uses variable-rate debt to finance its operations. The debt obligations expose the Company to variability in interest payments due to changes in interest rates. Management believes it is prudent to limit the variability of a portion of its interest payments. To meet this objective, management has entered into an interest rate swap agreement to manage fluctuations in cash flows resulting from interest rate risk. These swaps change the variable-rate cash flow exposure on the debt obligations to fixed- cash flows. Under the terms of the interest rate swaps, the Company receives variable interest rate payments and makes fixed interest rate payments, thereby creating the equivalent of fixed-rate debt.

Changes in the fair value of interest rate swaps designated as hedging instruments that effectively offset the variability of cash flows associated with variable-rate, long-term debt obligations are reported in Accumulated Other Comprehensive Income. These amounts subsequently are reclassified into interest expense as a yield adjustment of the hedged debt obligation in the same period in which the related interest affects earnings.

Interest expense for the year ended December 31, 2001 includes $0.6 million of net losses representing cash flow hedge ineffectiveness arising from differences between the critical terms of the interest rate swap and the hedged debt obligation when it affects earnings.

As of December 31, 2001, $0.5 million of deferred losses on derivative instruments accumulated in other comprehensive income are expected to be reclassified to earnings during the next 12 months. Transactions and events expected to occur over the next twelve months that will necessitate reclassifying these derivative gains to earnings include the repricing of variable-rate debt.

16. Commitments and Contingencies

Under the terms of its capital lease agreements, the Company is required to pay ownership costs, including taxes, licenses and maintenance. The Company also leases office space under operating leases expiring at various dates through April 2011. Certain of these leases contain renewal options. Rent expense on operating lease agreements was $5.2 million, $6.5 million, and $4.6 million in the years ended December 31, 2001, 2000 and 1999, respectively.

Following is a schedule of the future minimum lease payments as of December 31, 2001:

	Capital	Operating
	(In thousands)	
2002	$ 2,882	$ 6,369
2003	1,173	5,242
2004	37	3,306
2005	—	2,282
2006	—	1,600
Total future minimum lease payments	4,092	$ 18,799
Less amounts representing interest	385	
Present value of net minimum lease payments	$ 3,707	

The Company and its subsidiaries are involved in other legal proceedings, claims and litigation arising in the ordinary course of business. Management believes that any resulting liability should not materially affect the Company's financial position, results of operations, or cash flows.

17. Acquisition Costs, Litigation Settlement charges, Asset Impairment and Restructuring Charges

During 2001, the Company recorded acquisition costs totaling $0.5 million, representing general and administration costs incurred to integrate the Polk City Directories acquisition. These costs were not directly related to the acquisition of Polk City Directories and therefore could not be capitalized as part of the purchase price.

During 2001, the Company recorded restructuring charges of $4.9 million due to a lease termination agreement and charges related to workforce reductions. On July 30, 2001, infoUSA.com, a subsidiary of the Company, negotiated a lease termination agreement for the abandoned Foster City, California facility, and paid $4.7 million to satisfy the remaining eight year term of the lease agreement. As a result, the Company recorded additional charges of $2.8 million for costs of the lease settlement not previously recorded. The Company also recorded $2.1 million for workforce reduction charges that included involuntary employee separation costs for approximately 265 employees discharged during 2001, in administration, sales support and marketing functions.

During 2001, the Company settled legal issues totaling $1.1 million in connection with arbitration of two contractual disputes.

During 2000, the Company recorded acquisition costs totaling $2.3 million. The Company recorded charges of $0.5 million related to the Company's acquisition of American Church Lists, idEXEC and Getko (see Note 3). These charges represent general and administration costs incurred to integrate these acquired operations into the Company's existing operations. These costs were not directly related to the acquisition of these companies, and therefore could not be capitalized as part of the purchase price. Additionally, the Company recorded charges of $1.8 million associated with the Company's unsuccessful bid to acquire the consumer database division of R.L. Polk.

During 2000, the Company recorded restructuring charges totaling $5.8 million as a part of the Company's overall strategy to reduce costs and continue commitment to its core businesses. The commitment to its core businesses program included a reduction in the planned investment in the Company's Internet businesses and a reduction in total headcount from 2,200 to 1,841. The Company recorded a $3.7 million lease buy-out accrual for abandoned space at the Foster City, California facility and $2.1 million for workforce reduction accruals. The workforce reduction charges included involuntary employee separation costs for approximately 350 employees that included charges of $0.8 million for employees in the Company's Internet businesses, $0.7 million for employees of the large business segment, $0.4 million for employees of the small business segment and $0.2 for administrative employees. As of December 31, 2000, employees received cash severance payments totaling $0.3 million during 2000 with $1.8 million deferred and paid in 2001. At December 31, 2000, these deferred payments were classified in the accompanying Consolidated Balance Sheets as accrued expenses.

During 2000, as a result of the Company's strategy to increase the commitment to the core businesses and the reduction in the investment to the Company's Internet businesses, the Company recorded asset impairment charges totaling $2.1 million. The impairment charges included $0.2 million (see Note 2) of capitalized software costs, $0.8 million (see Note 2) of capitalized database costs, and $1.1 million (see Note 2) for long-lived assets including photography equipment, leasehold improvements and capitalized public offering costs.

As part of the acquisition of Donnelley Marketing in July 1999 (See Note 3), the Company recorded acquisition costs of $4.2 million, which included consulting costs, management bonuses, direct travel and entertainment costs and other direct integration-related charges.

During 1999, the Company recorded asset impairment charges totaling $5.6 million. As a direct result of the acquisition of Donnelley in July 1999 (See Note 3) and the addition of the Donnelly consumer database file, the Company recorded a write-down of $3.9 million (See Note 2) on the unamortized balance of the Company's existing consumer database white pages file which was impaired due to the addition of the more complete Donnelley consumer file. Additionally, the Company transferred its data processing services function from Montvale, NJ to an existing Company location in Greenwich, CT. As a direct result of this move and the abandonment of certain leasehold improvements and in-process construction projects, the Company recorded a write-down of $1.7 million (See Note 2) on the remaining net book value of the impaired assets.

18. Discontinued Operations

During December 2000, the Company shut down the operations of its VideoYellowPages.com Internet unit and recorded a loss from discontinued operations in the year ended December 31, 2000 of $4.2 million, net of income tax benefit of $3.5 million. The loss is comprised of two components: 1) the loss from operations of $3.4 million net of tax, for the full fiscal year, and 2) charges totaling $0.8 million net of tax, for assets to be disposed of or abandoned by the Company related to the discontinued operation. For the year ended December 31, 1999, the Company recorded a loss from discontinued operations for VideoYellowPages.com of $1.5 million, net of income tax benefit of $0.9 million. The Company began its operations of VideoYellowPages.com in late 1998.

19. Stock Combination and Stockholders Rights Plan

On October 21, 1999, the Company received shareholder approval to combine and reclassify its then outstanding Class A common stock and Class B common stock into a single class of common stock. The combination had no effect on the total number of shares outstanding, with each of the Company's Class A and Class B shares converted on a one-for-one basis for the reclassified single class of common stock. Each share of stock is entitled to a single vote. Accordingly, all share information included in the accompanying consolidated financial statements has been restated to reflect the combination of Class A common stock and Class B common stock into one class of common stock.

In connection with the combination and reclassification of its Class A common stock and Class B common stock into a single class of common stock, the Company also combined the stockholder rights plans with respect to its Class A common stock and Class B common stock into a single plan. The rights are not exercisable until ten days after a person or group announces the acquisition of 15% or more of the Company's voting stock or announces a tender offer for 15% or more of the Company's outstanding common stock. Each right entitles the holder to purchase common stock at one half the stock's market value. The rights are redeemable at the Company's option for $0.001 per Right at any time on or prior to public announcement that a person has acquired 15% or more of the Company's voting stock. The rights are automatically attached to and trade with each share of common stock.

20. Gain on Issuance of Subsidiary Stock

During 2000, *info*USA.com, a subsidiary of the Company, completed additional private equity financing. The Company issued approximately 776 thousand shares of convertible preferred stock for approximately $2.7 million or $3.42 per share. The Company also issued approximately 4.3 million shares of convertible preferred stock for approximately $20.2 million or $4.66 per share. As a result of the issuance of the convertible preferred stock of this subsidiary, the Company ownership in *info*USA.com went from 83% at December 31, 1999 to approximately 67% at December 31, 2000, which resulted in a gain of $14.6 million.

During 1999, *info*USA.com issued approximately 2.9 million shares of convertible preferred stock for approximately $10 million or $3.42 per share. As a result of the issuance of the convertible preferred stock, the Company's ownership in *info*USA.com went from 100% to approximately 83% and a gain of $8.9 million was recorded. There were no deferred income taxes recorded due to the gain being a non-taxable transaction.

21. Segment Information

The Company currently manages existing operations utilizing financial information accumulated and reported for two business segments.

The small business segment principally engages in the selling of sales lead generation and consumer CD-Rom products to small to medium sized companies, small office and home office businesses and individual consumers. This segment includes the sale of content via the Internet.

The large business segment principally engages in the selling of data processing services, licensed databases, database marketing solutions and list brokerage and list management services to large companies. This segment includes the licensing of databases for Internet directory assistance services. The small business and large business segments reflect actual net sales, direct order production, and identifiable direct sales and marketing costs related to their operations. The remaining indirect costs are presented as a reconciling item in Corporate Activities.

Corporate activities principally represent the information systems technology, database compilation, database verification, and administrative functions of the Company. Investment income (loss), interest expense, income taxes, amortization of intangibles, and depreciation expense are only recorded in corporate activities. The Company does not allocate these costs to the two business segments. The small business and large business segments reflect actual net sales, direct order production, and identifiable direct sales and marketing-related costs related to their operations. The Company records unusual or non-recurring items including acquisition-related and restructuring charges and provisions for litigation settlement in corporate activities to allow for the analysis of the sales business segments excluding such unusual or non-recurring charges.

The Company accounts for property and equipment on a consolidated basis. The Company's property and equipment is shared by the Company's business segments. Depreciation expense is recorded in corporate activities.

The Company has no intercompany sales or intercompany expense transactions. Accordingly, there are no adjustments necessary to eliminate amounts between the Company's segments.

The following tables summarize certain segment information:

	For the year ended December 31, 2001			
	Small Business	Large Business	Corporate Activities	Consolidated Total
	(In thousands)			
Net sales	$ 133,722	$ 155,016	$ —	$ 288,738
Non-cash stock compensation	—	—	448	448
Acquisition costs	—	—	493	493
Operating income (loss)	60,447	81,149	(101,209)	40,385
Investment income	—	—	953	953
Interest expense	—	—	25,285	25,285
Income (loss) before income taxes and discontinued operations	60,447	81,149	(125,261)	16,335

	For the year ended December 31, 2000			
	Small Business	Large Business	Corporate Activities	Consolidated Total
	(In thousands)			
Net sales	$ 140,242	$ 165,426	$ —	$ 305,668
Non-cash stock compensation	—	—	3,113	3,113
Impairment of assets	—	—	2,135	2,135
Acquisition costs	—	—	2,287	2,287
Restructuring charges	—	—	5,800	5,800
Operating income (loss)	32,397	75,527	(119,338)	(11,414)
Investment income	—	—	12,250	12,250
Interest expense	—	—	26,651	26,651
Income (loss) before income taxes and discontinued operations	32,397	75,527	(123,811)	(15,887)

	For the year ended December 31, 1999			
	Small Business	Large Business	Corporate Activities	Consolidated Total
	(In thousands)			
Net sales	$ 129,897	$ 135,956	$ —	$ 265,853
Impairment of assets	—	—	5,599	5,599
Acquisition costs	—	—	4,166	4,166
Operating income (loss)	61,668	55,898	(83,490)	34,076
Investment income	—	—	23,082	23,082
Interest expense	—	—	18,579	18,579
Income (loss) before income taxes and discontinued operations	61,668	55,898	(78,987)	38,579

INDEPENDENT AUDITORS' REPORT ON FINANCIAL STATEMENT SCHEDULE

The Stockholders and Board of Directors
*info*USA Inc.:

Under date of January 18, 2002, except as to the third paragraph of Note 8 which is March 6, 2002, we reported on the consolidated balance sheets of *info*USA Inc. and subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of operations, stockholders' equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2000, which are included in the Form 10-K. In connection with our audits of the aforementioned consolidated financial statements, we also audited the related financial statement schedule in the Form 10-K. This financial statement schedule is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement schedule based on our audits.

In our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

As discussed in Note 2 to the consolidated financial statements, during 2000 the Company changed its method of accounting for data licensing arrangements sold with updates.

/s/ KPMG LLP
KPMG LLP

Omaha, Nebraska
January 18, 2002

*info*USA INC. AND SUBSIDIARIES

SCHEDULE II
VALUATION AND QUALIFYING ACCOUNTS
(In thousands)

Description	Balance at Beginning of Period	Additions: Charged to Costs and Expenses	Additions: Charged to Other Accounts	Deductions	Balance at End of Period
Allowance for doubtful accounts receivable:				(A)	
December 31, 1999	$ 2,700	$ 1,839	$1,586*	$ 3,543	$ 2,582
December 31, 2000	$ 2,582	$ 2,371	$98*	$ 2,860	$ 2,191
December 31, 2001	$ 2,191	$ 2,878	$—	$ 2,114	$ 2,955
Allowance for sales returns:				(B)	
December 31, 1999	$ 4,589	$ 6,506	$—	$ 6,609	$ 4,486
December 31, 2000	$ 4,486	$ 7,752	$—	$ 9,705	$ 2,533
December 31, 2001	$ 2,533	$ 3,133	$—	$ 3,952	$ 1,714

* Recorded as a result of acquisitions

(A) Charge-offs during the period indicated

(B) Returns processed during the period indicated

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infoUSA Inc

infoUSA®

5711 South 86th Circle, P.O. Box 27347
Omaha, Nebraska 68127
Phone: (402) 593-4500
Fax: (402) 331-1505
E-Mail Address: corp@infousa.com
Internet: www.infoUSA.com